As confidentially submitted to the Securities and Exchange Commission on June 28, 2017

This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SWITCH, INC.

(Exact name of Registrant as specified in its charter)

Nevada	7379	82-1883953
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7135 S. Decatur Boulevard

Las Vegas, NV 89118

(702) 444-4111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Rob Roy

Founder, Chief Executive Officer and Chairman

Switch, Inc.

7135 S. Decatur Boulevard

Las Vegas, NV 89118

(702) 444-4111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles K. Ruck Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Thomas Morton, Esq. Chase Leavitt, Esq. 7135 S. Decatur Boulevard Las Vegas, NV 89118 (702) 444-4111	Kenneth J. Gordon Richard A. Kline Seo Salimi Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase from the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 28, 2017.

            Shares

Switch, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Switch, Inc.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to list our Class A common stock on the                  under the symbol “SWCH.”

Following this offering, we will have three classes of authorized common stock. The Class A common stock offered hereby and the Class B common stock will have one vote per share. The Class C common stock will have 10 votes per share. Madisogota, LLC, an affiliate of Mr. Rob Roy, our Founder, Chief Executive Officer and Chairman, and certain trusts for the benefit of the Roy family will hold all of our issued and outstanding Class C common stock after this offering and will hold approximately     % of the combined voting power of our outstanding capital stock after this offering. As a result, the Roy family will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets.

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to comply with reduced public company reporting requirements in future filings. Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the                 . See “The Transactions” and “Management—Corporate Governance.”

See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Switch, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to an additional             shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2017.

Goldman Sachs & Co. LLC	J.P. Morgan	BMO Capital Markets	Wells Fargo Securities

Citigroup	Credit Suisse		Jefferies

BTIG	Raymond James	Stifel	William Blair

Prospectus dated                     , 2017

Prospectus

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the United States, we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any free

i

writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

GLOSSARY

As used in this prospectus, unless the context otherwise requires, references to:

•	“we,” “us,” “our,” the “Company,” “Switch” and similar references refer: (i) following the completion of the Transactions (as defined below), including this offering, to Switch, Inc., and, unless otherwise stated, all of its subsidiaries, including Switch, Ltd., and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Transactions, including this offering, to Switch, Ltd. and, unless otherwise stated, all of its subsidiaries.

•	“Continuing Members” refer to the Founder Continuing Members and Non-Founder Continuing Members.

•	“Founder Continuing Members” refer to Madisogota, LLC, an affiliate of Mr. Rob Roy, our Founder, Chairman and Chief Executive Officer, and certain trusts for the benefit of the Roy family, each of which will continue to own Common Units (as defined below) after the Transactions and who may, following the completion of this offering, exchange their Common Units for shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—Switch Operating Agreement.”

•	“Non-Founder Continuing Members” refer to those Original Members, other than the Founder Continuing Members, that will continue to own Common Units after the Transactions and who may, following the completion of this offering, exchange their Common Units for shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—Switch Operating Agreement.”

•	“Former Incentive Unit Holders” refer collectively to (i) our named executive officers; (ii) Madisogota, LLC, an affiliate of Mr. Rob Roy, our Founder, Chief Executive Officer and Chairman; (iii) certain trusts for the benefit of the Roy family; (iv) Donald D. Snyder, a member of our board of directors; and (v) certain other current and former non-executive employees, in each case, who hold existing incentive units in Switch, Ltd. and whose incentive units will convert into Common Units of Switch, Ltd. in connection with the Transactions.

•	“Former Members” refer to those Original Members who will transfer their Common Units for shares of our Class A common stock in connection with the completion of this offering.

•	“Common Units” refer to the single class of issued common membership interests of Switch, Ltd.

•	“Original Members” refer to the owners of Switch, Ltd. prior to the Transactions, including the Former Incentive Unit Holders.

•	“Switch Operating Agreement” refers to Switch, Ltd.’s amended and restated operating agreement, which will become effective on or prior to the completion of this offering.

BASIS OF PRESENTATION

Organizational Structure

In connection with the completion of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the completion of the organizational transactions and this offering, which we refer to collectively as the Transactions. See “The Transactions” for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

Following the Transactions, we will be a holding company and the managing member of Switch, Ltd., and upon completion of this offering and the application of proceeds therefrom, our principal asset will be Common Units of Switch, Ltd. For financial reporting purposes, Switch, Ltd. is the predecessor of Switch, Inc. Switch, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•	Switch, Inc. Other than the inception balance sheet, dated as of June 13, 2017, the historical financial information of Switch, Inc. has not been included in this prospectus since it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

•	Switch, Ltd. As Switch, Inc. will have no other interest in any operations other than those of Switch, Ltd. and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Switch, Ltd. and its subsidiaries.

The unaudited pro forma financial information of Switch, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Switch, Ltd. and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to (i) the organizational transactions described under “The Transactions;” (ii) the acceleration of vesting of incentive units and the conversion of incentive units into Common Units; and (iii) borrowings under our amended and restated credit agreement in connection with a distribution in the amount of $         million by Switch, Ltd. to the Original Members, as if all such transactions had occurred on January 1, 2016, in the case of the unaudited pro forma consolidated statement of income data, and as of March 31, 2017, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

TRADEMARKS

This prospectus includes our trademarks, trade names and service marks, such as SWITCH®, SWITCH MOD®, POWER SPINE™, SWITCH SAFE®, CORE®, INNEVATION®, SUPERLOOP®, TIER 5® and TRUTH IN TECHNOLOGY®, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

What We Are

Switch is a technology infrastructure company powering the sustainable growth of the connected world and the Internet of Everything.

Our mission is to enable the advancement of humanity by creating smart, resilient and sustainable infrastructure solutions that support the most innovative technology ecosystems.

Our Business

We believe the future of the connected world depends on the sustainable and cost-effective growth of the internet and the services it enables. Using our technology platform, we provide solutions to help enable that growth. We are a pioneer in the design, construction and operation of what we believe are the world’s most reliable, secure, resilient and sustainable data centers. Our advanced data centers are the center of our platform and provide industry-leading power densities, cooling efficiency and physical security, while being powered by 100% renewable energy. Two of our data centers are the only carrier-neutral colocation facilities in the world to be certified Tier IV Design, Tier IV Facility and Tier IV Gold in Operational Excellence. While these certifications have been the highest classifications available in the industry, we are building our current facilities to our proprietary Tier 5 Platinum standards, which exceed Tier IV standards. Our platform has powerful network effects and nurtures a rich technology ecosystem that benefits its participants. We further enhance these benefits as we innovate and expand our platform ecosystem. We currently have more than 700 customers, including some of the world’s largest technology and digital media companies, financial institutions and telecommunications providers.

Our patented data center designs have redefined traditional data center space and cooling, allowing our customers to achieve significantly higher power densities than may be available in traditional data centers. We build our facilities using Switch Modularly Optimized Designs, or Switch MODs. These designs allow us to rapidly deploy or replace infrastructure to meet our customers’ current and future data storage and compute requirements. We believe that the design of our data centers reduces our operational costs, minimizes investment risk and positions us to adapt as the Internet of Everything continues to evolve. Our technologies were all designed and invented by our founder, Rob Roy, and are protected by over 350 issued and pending patent claims. Since the opening of our first colocation facility, we have delivered 100% uptime across all of our facilities. We believe this level of performance is unprecedented among colocation facilities.

We presently own and operate three primary campus locations, called Primes, which encompass ten colocation facilities with an aggregate of up to 4.0 million gross square feet of space. These facilities have up to 415 megawatts of power available to them. Our Primes consist of the Core Campus in Las Vegas, Nevada; the Citadel Campus near Reno, Nevada; and the Pyramid Campus in

Grand Rapids, Michigan. In addition, we recently purchased land to develop a fourth Prime, the Keep Campus, in Atlanta, Georgia. Our Primes are strategically located in geographies that combine a low risk of natural disaster, favorable tax policies for customers deploying computing infrastructure and low latency connectivity to major metropolitan markets, such as Los Angeles, San Francisco, Silicon Valley, Chicago, New York, Northern Virginia and Miami.

We believe our advanced platform, high level of service and competitive pricing create a powerful customer value proposition. Our data centers are designed for efficiency and allow our customers to achieve higher than industry-average power densities per cabinet with appropriate cooling, which we believe improves the performance and increases the life of our customers’ equipment. Our data centers are located in areas with tax benefits and access to competitively priced renewable power, both of which help further lower our customers’ total cost of ownership. Finally, our Combined Ordering Retail Ecosystem, or CORE, service aggregates our customers’ buying power, and can significantly lower many of our customers’ connectivity costs. We believe the power of our customer value proposition is evidenced by our customer loyalty and low annual churn rate. Moreover, we believe that our technologies, modular expansion and development approach allow us to earn attractive cash flow yields on our invested capital.

We have achieved significant growth in our business and have a track record of strong financial performance. On an annual basis, our revenue has grown from $166.8 million in 2013 to $318.4 million in 2016, representing a compounded annual growth rate, or CAGR, of 24.0%. We generated net income of $73.5 million and $31.4 million during the years ended December 31, 2015 and 2016, respectively, and $16.7 million and $20.3 million during the three months ended March 31, 2016 and 2017, respectively. Our net income for the year ended December 31, 2016 included a nonrecurring charge of $27.0 million related to our becoming an unbundled purchaser of energy. In 2015 and 2016, we generated Adjusted EBITDA of $141.9 million and $153.2 million, respectively, representing an Adjusted EBITDA margin of 53.4% and 48.1%, respectively. During the three months ended March 31, 2016 and 2017, we generated Adjusted EBITDA of $37.6 million and $47.1 million, respectively, representing an Adjusted EBITDA margin of 50.9% and 52.8%, respectively. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, see “Selected Historical Consolidated Financial and Other Data—Key Metrics and Non-GAAP Financial Measures.”

Company Snapshot

[1]	Churn is defined as a reduction in recurring revenue attributed to customer terminations as a percentage of revenue at the beginning of the period.
[2]	Cash flow yield on invested capital is defined as Adjusted EBITDA less corporate taxes and maintenance capital expenditures, divided by total assets, less cash and equivalents, construction in progress, and non-interest-bearing liabilities.

The Network Effects Across our Technology Infrastructure Platform and Ecosystem

Our technology infrastructure platform supports a dynamic technology ecosystem bringing together enterprises and service providers, including cloud and managed services providers and telecommunications carriers. Participants benefit from the proximity to these service providers, customers and collaborators. Our platform and our ecosystem have independent but synergistic self-proliferating network effects that benefit participants as we continue to innovate, our platform evolves and our ecosystem grows. As our platform and customer base expands, we continue to realize growing efficiencies of scale, which allows us to provide higher value services to our customers.

Our Market Opportunity

Industry Background

Computational processing power continues to advance, and the amount of data that enterprises must manage, analyze and monitor is dramatically increasing. For example, industry sources estimate that:

•	over 200 billion “smart” devices will be connected to the internet by 2020, compared to only 15 billion in 2015, representing a 68% CAGR;

•	929 million wearable devices will exist globally by 2021, an increase of nearly three times the 325 million wearable devices in 2016;

•	smart cities will use 7.3 billion connected sensors by 2020, almost six times more than in 2015, representing a 42% CAGR;

•	over 70 million autonomous vehicles will come online by 2035; and

•	over three gigabytes of data per person per day is created today, and this will grow by 38% per year through 2020.

The rapid rise in data traffic and the world’s reliance on the internet to deliver services and information is making the collection, storage and transfer of data one of the largest challenges created by the internet. Global internet traffic is expected to grow to 15.3 zettabytes in 2020, up from 4.7 zettabytes in 2015, representing a CAGR of 27%. Similarly, total data center storage installed capacity is expected to grow at a 35% CAGR to 1.8 zettabytes in 2020 from 0.4 zettabytes in 2015. The power requirements and financial costs to support this growth in data, traffic and storage are massive and growing. Based on a 2016 U.S. Department of Energy report, U.S. data centers consumed approximately 70 billion kilowatt-hours of electricity in 2014, representing 1.8% of total energy consumption in the United States and equivalent to the amount consumed by 6.4 million average American homes. According to industry sources, global data center colocation spending is expected to grow at a 12% CAGR from $29.7 billion in 2016 to $47.4 billion in 2020.

Industry Limitations

We believe that traditional data center infrastructure and the public cloud are not optimally suited to support the growing wave of mission critical enterprise data applications and increasingly powerful IT equipment due to the following beliefs:

•	Increases in server density are beginning to strain the current power and cooling capacity of many traditional colocation data centers. We expect this will require many traditional data center companies and enterprise-built data center facilities to attempt to retrofit their existing infrastructure.

•	The public cloud is not an ideal solution for certain business critical data storage and computing needs, such as large or sophisticated workloads, or those involving sensitive or regulated data.

•	Given the limitations of both the public cloud and the enterprise-built facilities, we expect enterprises to increasingly deploy IT equipment across hybrid cloud and colocation environments, with mission critical data stored at highly resilient and secure colocation facilities.

•	Enterprises are beginning to recognize significant value from data center providers that bring together enterprises, cloud and managed services providers and telecommunications carriers in an environment that fosters communication, collaboration and innovation. We believe these elements will be difficult to find among traditional colocation data centers.

We believe a significant opportunity exists for data centers that can address the shortcomings of traditional colocation facilities, enterprise-built facilities and public cloud offerings.

Our Competitive Strengths

We believe we distinguish ourselves from typical colocation providers and other technology infrastructure companies through our competitive strengths, which include:

Purpose-Built, Highly-Resilient, Patented Solutions

Our critical infrastructure components are purpose-built to satisfy customers’ needs, drive efficiency and enable the deployment of highly advanced computing technologies, and our designs are protected by over 350 issued and pending patent claims. Our Switch MODs allow us to rapidly deploy or replace infrastructure as our customers’ needs evolve. We believe this reduces operational costs, minimizes investment risk and facilitates our ability to adapt as the Internet of Everything continues to evolve.

We have redefined data center space and cooling, allowing our customers to achieve higher power densities than they can in traditional data centers. Our power densities enable our customers to include more IT equipment per cabinet than in typical data center environments, which can reduce space requirements and the associated monthly costs and set-up costs and drive down in-cabinet latency. Additionally, we believe our ability to run more powerful cabinets at the appropriate temperature improves performance and extends the life of our customers’ equipment. This results in lower total cost of ownership for our customers.

Differentiated Technology Ecosystem Underscored by Powerful Network Effects

We operate a dynamic technology ecosystem that brings together a wide variety of parties. As we continue to innovate, we believe our customer value proposition strengthens, attracting new customers and encouraging existing customers to grow with us. This expanding, diverse mix of enterprise customers attracts cloud service providers, managed services providers and telecommunications carriers. This growing base of service providers, in turn, attracts other new enterprise customers seeking an environment with diverse, high-quality service providers and other innovative companies with which to collaborate.

Commitment to Sustainability

We were the only company recognized by Greenpeace in its 2017 Clicking Clean report as having a 100% clean energy index. We were also the only company in the report to receive an “A” grade in all five categories, and our energy index was higher than every other technology company identified in the report.

Through technological innovation, industry partnerships and public advocacy, we also support renewable energy production facilities. We believe our achievements in sustainability also drive customer demand. Deploying IT equipment within a Switch data center helps our customers achieve their green energy objectives and reduce their carbon footprint.

Our Strong and Trusted Brand

We operate under the slogan “Truth in Technology,” which embodies our belief that the product should be so amazing that nothing more than the truth is necessary to sell it.

Our reputation and track record of delivering 100% uptime across all of our facilities contribute to our efficient and robust organic growth. We have grown our customer base primarily through industry and customer referrals, and our customers tend to increase their spending with us over time, demonstrating the power of our brand and the quality of our solutions.

Visionary and Experienced Leadership Underscored by a Culture of Innovation and Execution

Our Founder, Chief Executive Officer and Chairman, Rob Roy, is a serial “inventrepreneur” who is a recognized expert in advanced end-to-end solutions for mission-critical facilities.

We have a deep and experienced senior management team comprised of 16 members, who collectively have over 135 years of experience at Switch, and 13 of whom have been with Switch for more than five years.

Our Growth Strategy

Our goal is to enable the current and future compute needs of our customers and to facilitate technological advancement through smart and sustainable infrastructure solutions designed to support the most innovative technology ecosystems in the world. To accomplish this, we plan to:

•	Continue to Grow Our Existing Prime Campus Locations. We currently operate our Core, Citadel and Pyramid Prime Campuses in or near Las Vegas, Reno and Grand Rapids, respectively, and have secured land for our Keep Campus in Atlanta. We plan to continue to expand these Primes and actively pursue additional customers with strategic fit for our ecosystem, as well as sell additional solutions to existing customers.

•	Expand into New Geographies. We intend to continue to evaluate geographic expansion opportunities for our data center facilities, focusing on areas with limited or no natural disaster risks, favorable business and tax climates, close proximity to major cities, robust telecommunications networks and significant customer demand.

•	Grow Our Single-User Line of Data Centers. Our Switch MOD design enables us to rapidly deploy new facilities in a single-user configuration. We believe this expands our addressable market opportunity and represents a potential new source of revenue.

•	Leverage Our Unique Technology Ecosystem to Drive Interconnection Growth. Our ecosystem connects more than 100 cloud and managed services providers, 700 customers and 50 telecommunications providers, which creates an important hub for the Internet of Everything. We plan to support our customers’ interconnection needs by continuing to increase our cross connect and external broadband offerings.

•	Maintain and Extend Our Technological Leadership. We have a long history of innovation and, led by Rob Roy, we are a dynamically inventive organization. We plan to continue to invest in the development of new technologies to maintain our industry-leading position and highest standards for security, availability and scalability. Additionally, we intend to leverage our patented technologies and designs to strategically pursue new, adjacent market opportunities outside our core business.

•

Pursue Strategic Partnerships.    We may enter into strategic relationships with a variety of partners that contribute to several aspects of our business. For example, rather than simply acting as an “on ramp” to the public cloud, we plan to partner with public cloud providers to address that portion of their customers’ needs that require higher density and reliability than is typically available from the public cloud offerings. To facilitate these partnerships, we plan to expand to locations near hyperscale cloud deployments where we can provide colocation for cloud customers’ mission critical needs.

Our Technology

We design, construct and operate super scale data centers that address the growing challenges facing the data center industry. Key elements of our data centers include:

Modularly Optimized Design

The modular design of our data centers is enabled by our patented Switch MOD products. The Switch MOD architecture allows us to build colocation data centers of various sizes by combining multiple Switch MODs into a single structure. Combining Switch MODs allows for shared power sources and increased operational efficiency.

We can also build any of our Switch MODs in a single-user configuration. This provides an alternative to traditional colocation for customers with large, dedicated compute and data storage needs. Regardless of whether they are used for colocation or single-user purposes, we design, manufacture and operate our Switch MODs to meet our proprietary Tier 5 Platinum standard.

Power Density and Cooling Capacity

One of the most significant challenges faced by traditional colocation facilities is the need to increase their power density and cooling capacity to keep pace with the increases in IT equipment power requirements and heat exhaustion. We have developed patented technologies that have redefined data center space and cooling, allowing customers to deploy high density and scalable IT architectures to support demanding and mission critical workloads. Our data centers are designed to enable us to adapt to customers’ needs for increased power and densities without retrofitting our existing facilities.

Resiliency

Another challenge faced by all data centers is the ability to assure customers that their IT equipment remains operational despite utility power outages or other unplanned occurrences. Since the opening of our first colocation facility, we have delivered 100% uptime to our customers. To accomplish this, we have implemented a tri-redundant design, consisting of three separate power systems with no single points of failure. Additionally, each power system contains its own generators and uninterruptible power system. Effectively, one entire system can experience a failure without our customers experiencing any downtime.

Risks Affecting Us

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations and prospects. You should carefully consider the risks described under the heading “Risk Factors” included elsewhere in this prospectus. These risks include, among others:

•	a slowdown in the demand for data center resources could have a material adverse effect on us;

•	any inability to manage our growth could disrupt our business and reduce our profitability;

•	the data center business is capital-intensive, and our capacity to generate capital may be insufficient to meet our anticipated capital requirements and the failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations;

•	our success depends on our ability to license the space in our existing data centers. The failure to license the space in our data centers may harm our growth prospects, future business, financial condition and results of operations;

•	we face risks associated with having a long selling and implementation cycle for our services that requires us to make significant time and resource commitments prior to recognizing revenue for those services;

•	we may not generate sufficient cash flow to meet our debt service and working capital requirements;

•	increased power costs and limited availability of power resources may adversely affect our results of operations;

•	we generate significant revenue from data centers located in one location and a significant disruption to this location could materially and adversely affect our operations;

•	any failure in the critical systems of the data center facilities we operate or services we provide could lead to disruptions in our customers’ businesses and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our results of operation;

•	our principal asset after the completion of this offering will be our interest in Switch, Ltd., and, accordingly, we will depend on distributions from Switch, Ltd. to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Switch, Ltd.’s ability to make such distributions may be subject to various limitations and restrictions;

•	the Tax Receivable Agreement with the Continuing Members requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial;

•	our Founder, Chief Executive Officer and Chairman has control over all stockholder decisions because he controls a substantial majority of the combined voting power of our common stock. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval; and

•	we have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

Summary of the Transactions

Prior to the completion of this offering and the organizational transactions described below, the Original Members were the only members of Switch, Ltd. and all of our business operations have been conducted through Switch, Ltd. and its subsidiaries. Switch, Inc. was incorporated as a Nevada corporation on June 13, 2017 to serve as the issuer of the Class A common stock offered in this offering.

In connection with the completion of this offering, we will consummate the following organizational transactions:

•	we will amend and restate Switch, Ltd.’s existing operating agreement effective as of the completion of this offering to, among other things, (i) split the number of authorized, issued and outstanding Common Units on a -to- basis, (ii) convert all of the Former Incentive Unit Holders’ incentive units into Common Units and (iii) appoint Switch, Inc. as the managing member of Switch, Ltd.;

•	we will amend and restate our articles of incorporation to, among other things, (i) provide for Class A common stock, Class B common stock and Class C common stock, (ii) issue shares of Class B common stock to the Non-Founder Continuing Members on a one-to-one basis with the number of Common Units they own, for nominal consideration and (iii) issue shares of Class C common stock to the Founder Continuing Members on a one-to-one basis with the number of Common Units they own, for nominal consideration;

•	we will issue shares of our Class A common stock to the purchasers in this offering, or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	we intend to use all of the net proceeds from this offering to acquire Common Units from Switch, Ltd. at a purchase price per Common Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, collectively representing % of Switch, Ltd.’s outstanding Common Units following this offering, or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	Switch, Ltd. intends to use the proceeds from the sale of Common Units to Switch, Inc. as described in “Use of Proceeds,” including for general corporate purposes and working capital;

•	the Former Members will exchange their ownership of Common Units for shares of Class A common stock on a one-to-one basis;

•	the Continuing Members will continue to own their Common Units and will have no economic interests in Switch, Inc. despite their ownership of Class B common stock or Class C common stock, where “economic interests” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock; and

•	Switch, Inc. will enter into (i) a tax receivable agreement, or the Tax Receivable Agreement, with Switch, Ltd. and the Continuing Members and (ii) a registration rights agreement, or the Registration Rights Agreement, with the Continuing Members who, assuming that all of the Common Units of such Continuing Members are redeemed or exchanged for newly issued shares of Class A common stock on a one-to-one basis, will own shares of Switch, Inc.’s Class A common stock, representing approximately % of the combined voting power of all of Switch, Inc.’s common stock, or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and the Former Members.

Following this offering, Common Units will be redeemable at the election of such Continuing Members for newly issued shares of Class A common stock on a one-to-one basis (and their shares of Class B common stock or Class C common stock, as the case may be will be cancelled on a one-to-one basis upon any such issuance). Switch, Inc.’s board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, may, at its option, instead make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Switch Operating Agreement.

We refer to the foregoing distribution and organizational transactions collectively as the Transactions. For more information regarding our structure after the completion of the Transactions, including this offering, see “The Transactions.”

Immediately following this offering, we will be a holding company and our principal asset will be the Common Units we purchase from Switch, Ltd. and acquire from the Former Members. As the managing member of Switch, Ltd., we will operate and control all of the business and affairs of Switch, Ltd. and, through Switch, Ltd. and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Switch, Ltd., we will have the sole voting interest in, and control the management of, Switch, Ltd. As a result, we expect we will consolidate Switch, Ltd. in our consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Continuing Members on our consolidated financial statements.

See “Description of Capital Stock” for more information about our amended and restated articles of incorporation and the terms of the Class A common stock, Class B common stock and Class C common stock. See “Certain Relationships and Related Party Transactions” for more information about:

•	the Switch Operating Agreement, including the terms of the Common Units and the redemption right of the Continuing Members;

•	the Tax Receivable Agreement; and

•	the Registration Rights Agreement.

Corporate Information

We were incorporated as a Nevada corporation on June 13, 2017 for the purpose of issuing the Class A common stock in this offering and acquiring Common Units in Switch, Ltd. Our corporate headquarters are located at 7135 S. Decatur Boulevard, Las Vegas, NV 89118. Our telephone number is (702) 444-4111. Our principal website address is www.switch.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

The Offering

Issuer	Switch, Inc.

Shares of Class A common stock offered by us	shares

Underwriters’ option to purchase additional shares of Class A common stock	shares

Shares of Class A common stock to be issued to the Former Members	shares

Shares of Class A common stock to be outstanding immediately after this offering

                shares, representing     % of the voting interest and 100% of the economic interest in us, or                  shares, representing     % of the voting interest and 100% of the economic interest in us if the underwriters exercise in full their option to purchase additional shares.

Shares of Class B common stock to be outstanding immediately after this offering	shares, representing % of the voting interest and no economic interest in us.

Shares of Class C common stock to be outstanding immediately after this offering	shares, representing % of the voting interest and no economic interest in us.

Common Units of Switch, Ltd. to be held by us immediately after this offering

                Common Units, representing a     % economic interest in the business of Switch, Ltd., or                 Common Units, representing a     % economic interest in the business of Switch, Ltd. if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Common Units of Switch, Ltd. to be held by the Continuing Members after this offering

                Common Units, representing a     % economic interest in the business of Switch, Ltd., or                 Common Units, representing a     % economic interest in the business of Switch, Ltd. if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Ratio of shares of Class A common stock to Common Units

Our amended and restated articles of incorporation and the Switch Operating Agreement will require that we and Switch, Ltd. at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Common Units owned by us.

Ratio of shares of Class B common stock to Common Units

Our amended and restated articles of incorporation and the Switch Operating Agreement will require that we and Switch, Ltd. at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Non-Founder Continuing Members and the number of Common Units owned by the Non-Founder Continuing Members.

Ratio of shares of Class C common stock to Common Units

Our amended and restated articles of incorporation and the Switch Operating Agreement will require that we and Switch, Ltd. at all times maintain a one-to-one ratio between the number of shares of Class C common stock owned by the Founder Continuing Members and the number of Common Units owned by the Founder Continuing Members.

Permitted holders of shares of Class B common stock

Only the Non-Founder Continuing Members and their permitted transferees of Common Units as described herein will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable only together with an equal number of Common Units. See “Certain Relationships and Related Party Transactions—Switch Operating Agreement.”

Permitted holders of shares of Class C common stock

Only the Founder Continuing Members and their permitted transferees of Common Units as described herein will be permitted to hold our Class C common stock. Shares of Class C common stock are transferable only together with an equal number of Common Units. See “Certain Relationships and Related Party Transactions—Switch Operating Agreement.”

Voting rights

Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of     % of the combined voting power of our issued and outstanding common stock upon the completion of this offering, or     % if the underwriters exercise their option to purchase additional shares in full.

Each share of our Class B common stock entitles its holder to one vote per share, representing an aggregate of     % of the combined voting power of our issued and outstanding common stock upon the completion of this offering, or     % if the underwriters exercise their option to purchase additional shares in full.

Each share of our Class C common stock entitles its holder to 10 votes per share, representing an aggregate of     % of the combined voting power of our issued and outstanding common stock upon the completion of this offering, or     % if the underwriters exercise their option to purchase additional shares in full.

All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law or our amended and restated articles of incorporation. Upon the completion of this offering, our Class B common stock will be held exclusively by the Non-Founder Continuing Members and our Class C common stock will be held exclusively by the Founder Continuing Members. See “Description of Capital Stock.”

Redemption rights of holders of Common Units	The Continuing Members, from time to time following the completion of the offering, may require Switch, Ltd. to redeem all or a portion of their Common Units for newly issued shares of Class A common stock on a one-to-one basis. Switch’s board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, may, at its option, instead make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Switch Operating Agreement. See “Certain Relationships and Related Party Transactions—Switch Operating Agreement.” Shares of our Class B common stock and Class C common stock, as the case may be, will be cancelled on a one-to-one basis if we, at the election of a Continuing Member, redeem or exchange Common Units of such Continuing Member pursuant to the terms of the Switch Operating Agreement.

Use of proceeds	We intend to use the net proceeds from this offering to purchase Common Units, or Common Units if the underwriters exercise their option in full to purchase additional shares of Class A common stock, directly from Switch, Ltd. at a price per Common Unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions. Switch, Ltd. intends to use the net proceeds from the sale of Common Units to us for general corporate purposes and working capital. We may also use a portion of the net proceeds for the repayment of debt or for the acquisition of businesses or technologies that we believe are complementary to our own, although we have no agreements, commitments or understandings with respect to any specific acquisition at this time.

Tax Receivable Agreement	We will enter into a Tax Receivable Agreement with Switch, Ltd. and each of the Continuing Members that will provide for the payment by Switch, Inc. to the Continuing Members of 85% of the amount of tax benefits, if any, that Switch, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in tax basis resulting from any future redemptions that are funded by Switch, Inc. or exchanges of Common Units described above under “—Redemption rights of holders of Common Units” and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions— Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Registration Rights Agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing Members upon redemption or exchange of their Common Units. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Proposed symbol	SWCH

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	gives effect to the Switch Operating Agreement, as well as the filing of our amended and restated articles of incorporation;

•	gives effect to the Transactions;

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us; and

•	assumes that the outstanding Common Units as of March 31, 2017 are split into an aggregate of Common Units upon the effectiveness of the Switch Operating Agreement.

The shares of Class A common stock to be outstanding following this offering excludes:

•	166,845 Common Units issuable upon the exercise of options to purchase Common Units outstanding as of March 31, 2017, with a weighted-average exercise price of $2.09 per share;

•	shares of Class A common stock reserved for future issuance under our 2017 Incentive Award Plan, which will become effective prior to the completion of this offering; and

•	shares of Class A common stock that may be issuable upon exercise of the Continuing Members’ rights to redeem their Common Units.

The shares of Class B common stock to be outstanding following this offering is based on                 Common Units held by the Non-Founder Continuing Members as of March 31, 2017. The shares of Class C common stock to be outstanding following this offering is based on                  Common Units held by the Founder Continuing Members as of March 31, 2017.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables present the summary historical and other data for Switch, Ltd. and its subsidiaries and unaudited pro forma consolidated financial information for Switch, Inc. Switch, Ltd. is the predecessor of the issuer, Switch, Inc., for financial reporting purposes. The summary consolidated statements of income data for the years ended December 31, 2015 and 2016 were derived from the audited consolidated financial statements of Switch, Ltd. included elsewhere in this prospectus. The summary consolidated statements of income data for the three months ended March 31, 2016 and 2017 and the summary consolidated balance sheet data as of March 31, 2017 were derived from the unaudited consolidated interim financial statements of Switch, Ltd. included elsewhere in this prospectus. The unaudited consolidated interim financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated balance sheet as of March 31, 2017 and unaudited pro forma consolidated statements of income for the year ended December 31, 2016 and the three months ended March 31, 2017 present our consolidated financial position and results of operations after giving effect to (i) the organizational transactions described under “The Transactions;” (ii) the acceleration of vesting of incentive units and the conversion of incentive units into Common Units; (iii) borrowings under our amended and restated credit agreement in connection with a distribution in the amount of $         million by Switch, Ltd. to the Original Members; and (iv) this offering and the use of proceeds from this offering, as if each had been completed as of January 1, 2016 with respect to the unaudited pro forma consolidated statements of income and as of March 31, 2017 with respect to the unaudited pro forma consolidated balance sheet.

The summary historical consolidated financial and other data of Switch, Inc. have not been presented, as Switch, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical Switch, Ltd.				Pro Forma Switch, Inc.
	Years Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2016	Three Months Ended March 31, 2017
	2015	2016	2016	2017
	(in thousands, except unit/share and per unit/share data)
			(unaudited)		(unaudited)
Consolidated Statements of Income Data:
Revenue	$265,870	$318,352	$73,966	$89,157
Cost of revenue	141,060	168,844	37,376	45,375

Gross profit	124,810	149,508	36,590	43,782

Selling, general and administrative expense	45,251	71,420	16,777	19,343
Impact fee expense	—	27,018	—	—

Income from operations	79,559	51,070	19,813	24,439
Other income (expense):
Interest expense, including amortization of debt issuance costs	(7,682)	(10,836)	(2,197)	(4,020)
Equity in net earnings (losses) of investments	821	(10,138)	(1,120)	(441)
Loss on extinguishment of debt	(212)	—	—	—
Gain on sale of asset	248	—	—	—
Impairment of notes receivable	—	(2,371)	—	—
Gain on lease termination	—	2,801	—	—
Other	738	842	182	350

Total other income (expense)	(6,087)	(19,702)	(3,135)	(4,111)

Net income	$73,472	$31,368	$16,678	$20,328	$	$

Net income per unit/share(1):
Basic	$0.37	$0.16	$0.08	$0.10	$	$

Diluted	$0.37	$0.15	$0.08	$0.10	$	$

Weighted-average units/shares outstanding(1):
Basic	196,773,458	199,047,070	198,898,170	199,776,051

Diluted	199,272,269	203,461,420	201,765,027	205,493,272

(1)	See Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income per unit, and the weighted-average number of units used in the computation of the per unit amounts. See Note 4 to our unaudited pro forma consolidated statements of income included elsewhere in this prospectus for an explanation of the calculations of our pro forma basic and diluted net income per share and the weighted-average number of shares used in the computation of the per share amounts.

	March 31, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash	$21,709	$	$
Working capital (deficit)	(97,638)
Property and equipment, net	948,992
Total assets	999,948
Deferred revenue, current and noncurrent	30,206
Long-term debt, current and noncurrent	539,735
Capital lease obligations, current and noncurrent	23,466
Total members’/stockholders’ equity	297,678

(1)	Reflects the pro forma balance sheet data for Switch, Inc. after giving effect to (i) the organizational transactions described under “The Transactions;” (ii) the acceleration of vesting of incentive units and the conversion of incentive units into Common Units; and (iii) borrowings under our amended and restated credit agreement in connection with a distribution in the amount of $ million by Switch, Ltd. to the Original Members.
(2)	Reflects the pro forma amounts described in Note (1) above as adjusted to reflect the sale and issuance of shares of our Class A common stock by us in this offering, at the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash, working capital (deficit), total assets and total members’/stockholders’ equity by approximately $ million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the amount of our cash, working capital (deficit), total assets and total members’/stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Key Metrics and Non-GAAP Financial Measures

We monitor the following unaudited key metrics and non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions.

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(dollars in thousands)
Recurring revenue	$258,736	$308,200	$72,179	$87,309
Capital expenditures	$190,113	$287,097	$50,115	$107,015
Customers	661	773	691	782
Adjusted EBITDA	$141,936	$153,173	$37,635	$47,089
Adjusted EBITDA margin	53.4%	48.1%	50.9%	52.8%

For an explanation of our key metrics and non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures.”

Adjusted EBITDA

The following table sets forth reconciliations of our net income to Adjusted EBITDA for the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
Adjusted EBITDA:
Net income	$73,472	$31,368	$16,678	$20,328
Interest expense	7,682	10,836	2,197	4,020
Interest income(1)	(260)	(332)	(12)	(7)
Depreciation and amortization	55,355	66,591	15,311	20,037
Loss on disposal of property and equipment	1,307	1,994	133	20
Impact fee expense	—	27,018	—	—
Equity-based compensation	5,237	5,935	2,208	2,250
Equity in (net earnings) losses of investments	(821)	10,138	1,120	441
Loss on extinguishment of debt	212	—	—	—
Gain on sale of asset	(248)	—	—	—
Gain on lease termination	—	(2,801)	—	—
Impairment of notes receivable and interest receivable(2)	—	2,426	—	—

Adjusted EBITDA	$141,936	$153,173	$37,635	$47,089

(1)	Interest income is included in the “Other” line of other income (expense) in our consolidated statements of comprehensive income.
(2)	The write-off of interest income receivable pertaining to our notes receivable with Planet3, Inc. is included in the selling, general and administrative expense line in our consolidated statements of comprehensive income.

See “Selected Historical Consolidated Financial and Other Data—Key Metrics and Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA margin as financial measures.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. We cannot assure you that any of the events discussed below will not occur. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

A slowdown in the demand for data center resources could have a material adverse effect on us.

Adverse developments in the data center market or in the industries in which our customers operate could lead to a decrease in the demand for data center resources, which could have a material adverse effect on us. We face risks including:

•	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;

•	a slowdown in the growth of the Internet generally as a medium for commerce and communication;

•	a downturn in the market for data center space generally, which could be caused by an oversupply of or reduced demand for data center space;

•	any transition by our customers of data center storage from third-party providers like us to customer-owned and operated facilities;

•	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent;

•	the migration from colocation data centers to the public cloud; and

•	technological advancements that result in less data center space being required.

To the extent that any of these or other adverse conditions occurs, they are likely to impact market demand and pricing for our services.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our revenue grew from $166.8 million in 2013 to $318.4 million in 2016. In addition, between January 1, 2013 and June 15, 2017, we grew from four data centers with 670,000 gross square feet, or GSF, of space to ten data centers with an aggregate of up to 4.0 million GSF of space, and we expect to continue to grow and expand. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

•	managing a large and growing customer base;

•	obtaining suitable land to build new data centers;

•	establishing new operations at additional data centers and maintaining efficient use of the data center facilities we operate;

•	expanding our service portfolio to cover a wider range of services;

•	creating and capitalizing on economies of scale;

•	obtaining additional capital to meet our future capital needs;

•	recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;

•	maintaining effective oversight over personnel and multiple data center locations;

•	coordinating work among sites and project teams; and

•	developing and improving our internal systems, particularly for managing our continually expanding business operations.

If we fail to manage the growth of our operations effectively, our businesses and prospects may be materially and adversely affected.

Our operating results may fluctuate.

We have experienced fluctuations in our results of operations on a quarterly and annual basis. The fluctuations in our operating results may cause the market price of our Class A common stock to be volatile. We may experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including, but not limited to:

•	the timing and magnitude of depreciation and interest expense or other expenses related to the acquisition, purchase or construction of additional data centers or the upgrade of existing data centers;

•	demand for space, power and services at our data centers;

•	changes in general economic conditions, such as an economic downturn, or specific market conditions in the telecommunications and internet industries, both of which may have an impact on our customer base;

•	the duration of the sales cycle for our offerings;

•	acquisitions or dispositions we may make;

•	the financial condition and credit risk of our customers;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and offerings and the gross margins associated with our products and offerings;

•	the timing required for new and future data centers to open or become fully utilized;

•	competition in the markets in which we operate;

•	conditions related to international operations;

•	increasing repair and maintenance expenses in connection with our data centers;

•	lack of available capacity in our existing data centers to generate new revenue or delays in opening new or acquired data centers that delay our ability to generate new revenue in markets which have otherwise reached capacity;

•	the timing and magnitude of other operating expenses, including taxes, expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets;

•	the cost and availability of adequate public utilities, including power;

•	changes in employee stock-based compensation;

•	overall inflation;

•	increasing interest expense due to any increases in interest rates and/or potential additional debt financings;

•	changes in our tax planning strategies or failure to realize anticipated benefits from such strategies;

•	changes in income tax benefit or expense; and

•	changes in or new generally accepted accounting principles in the U.S. as periodically released by the Financial Accounting Standards Board.

Any of the foregoing factors, or other factors discussed elsewhere in this report, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenue in recent quarters, this growth rate is not necessarily indicative of future operating results. It is possible that we may not be able to generate net income on a quarterly or annual basis in the future. In addition, a relatively large portion of our expenses are fixed in the short term, particularly with respect to lease and personnel expenses, depreciation and amortization and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenue. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors.

The data center business is capital-intensive, and our capacity to generate capital may be insufficient to meet our anticipated capital requirements. Failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations.

The costs of constructing, developing, operating and maintaining data centers and growing our operations are substantial. While we strive to match the growth of our facilities to the demand for services, we still must spend significant amounts before we receive any revenue. Moreover, the anticipated demand may not materialize and we could be left with over-capacity. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers. Moreover, the costs of constructing, developing, operating and maintaining data centers and growing our operations may increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. We are required to fund the costs of constructing, developing, operating and maintaining our data centers and growing our operations with cash. We may also need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to generate sufficient cash from operations or to obtain additional debt or equity financing may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company,

and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A common stock. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Our success depends on our ability to license the space in our existing data centers. The failure to license the space in our data centers may harm our growth prospects, future business, financial condition and results of operations.

Our growth depends on our ability to successfully license the space in our existing data centers. We may not be able to attract customers for the space in our data centers for a number of reasons, including, if we:

•	fail to provide competitive pricing terms;

•	provide space that is deemed by existing and potential customers to be inferior to those of our competitors, based on factors, including available power, preferred design features, security considerations, location, and connectivity; or

•	are unable to provide services that our existing and potential customers desire.

If we are unable to license available space on a timely basis or at favorable pricing terms, it could have a material adverse effect on our business, results of operations and growth prospects.

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant time and resource commitments prior to recognizing revenue for those services.

We often have a long selling cycle for our largest transactions, which can range from a few months to up to a year or more. This can require our customers and us to invest significant capital, human resources and time prior to receiving any revenue. A customer’s decision to utilize our colocation services or our other services often involves time-consuming contract negotiations and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer, and we do not recognize revenue for our services until such time as the services are provided under the terms of the applicable contract. Our efforts in pursuing a particular sale or customer may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs between the date on which we sign an agreement with a new customer and when we first receive revenue for services delivered to the customer. If our efforts in pursuing sales and customers are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

We may not generate sufficient cash flow to meet our debt service and working capital requirements.

As of March 31, 2017, we had total indebtedness of $539.7 million under our credit facilities. Our leveraged position could have important consequences, including:

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on our indebtedness, thereby reducing the funds available for operations;

•	limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;

•	impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise; and

•	making us more vulnerable if a general economic downturn occurs or if our business experiences difficulties.

We will need to successfully implement our business strategy on a timely basis to meet our debt service and working capital needs. We may not successfully implement our business strategy, and even if we do, we may not realize the anticipated results of our strategy and generate insufficient operating cash flow to meet our debt service obligations and working capital needs.

In the event our cash flow is inadequate to meet our debt service and working capital requirements, we may be required to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital or operating expenditures; however, this insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. We could also face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds needed to make required payments under our indebtedness, or if we breach any covenants under our indebtedness, we would be in default under its terms and the holders of such indebtedness may be able to accelerate the maturity of such indebtedness, which could cause defaults under our other indebtedness.

Increased power costs and limited availability of power resources may adversely affect our results of operations.

We are a large consumer of power and costs of power account for a significant portion of our cost of revenue. We require power supply to provide many services we offer, such as powering and cooling our customers’ servers and network equipment and operating critical data center plant and equipment infrastructure.

The amount of power required by our customers may increase as they adopt new technologies, for example, for virtualization of hardware resources. As a result, the average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Pursuant to our service agreements, we provide our customers with a committed level of power supply availability. We have also committed to operating our data centers with 100% clean and renewable energy. Although we aim to improve the energy efficiency of the data center facilities that we operate, there can be no assurance such data center facilities will be able to deliver sufficient power to meet the growing needs of our customers. Moreover, we may not be able to address those customers’ needs with 100% clean and renewable energy. We may lose customers or our customers may reduce the services purchased from us due to increased power costs and limited availability of power resources, including clean and renewable power resources, or we may incur costs for data center space which we cannot utilize, which would reduce our revenue and have a material and adverse effect on our cost of revenue and results of operations.

We attempt to manage our power resources and limit exposure to system downtime due to power outages from the electric grid by having redundant power feeds from the grid and by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which would harm our financial condition and results of operations.

We generate significant revenue from data centers located in one location and a significant disruption to this location could materially and adversely affect our operations.

We generate significant revenue from data centers located in Las Vegas and a significant disruption to this location could materially and adversely affect our operations. Our data centers located in Las Vegas comprised 95.9% of our revenue during the three months ended March 31, 2017 and comprised 99.4% of our revenue during the year ended December 31, 2016. The occurrence of a catastrophic event, or a prolonged disruption in this region could materially and adversely affect our operations.

Any failure in the critical systems of the data center facilities we operate or services we provide could lead to disruptions in our customers’ businesses and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our results of operation.

The critical systems of the data center facilities we operate and the services we provide are subject to failure. Any failure in the critical systems of any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

•	power loss;

•	equipment failure;

•	human error or accidents;

•	theft, sabotage and vandalism;

•	failure by us or our suppliers to provide adequate service or maintenance to our equipment;

•	network connectivity downtime and fiber cuts;

•	security breaches to our infrastructure;

•	improper building maintenance by us;

•	physical, electronic and cyber security breaches;

•	fire, earthquake, hurricane, tornado, flood and other natural disasters;

•	extreme temperatures;

•	water damage;

•	public health emergencies; and

•	terrorism.

We provide service level commitments to our customers. As a result, service interruptions or equipment damage in our data centers could result in credits to these customers. We cannot assure you that our customers will accept these credits as compensation. Service interruptions and equipment failures may also damage our brand image and reputation. Significant or frequent service interruptions could reduce the confidence of our customers and cause our customers to terminate or not renew their licenses. In addition, we may be unable to attract new customers if we have a reputation for significant or frequent service disruptions in our data centers.

Moreover, service interruptions and equipment failures may expose us to legal liability. As our services are critical to many of our customers’ business operations, any disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although our customer contracts typically contain provisions attempting to limit our liability for breach of the agreement, including failing to meet our service level commitments, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards.

Delays in the expansion of existing data centers or the construction of new data centers could involve significant risks to our business.

In order to meet customer demand and the continued growth of our business, we need to expand existing data centers or obtain suitable land to build new data centers. Expansion of existing data centers and construction of new data centers are currently underway or being contemplated and such expansion and construction requires us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer or contractor experiences financial or other problems during the design or construction process, we could experience significant delays and incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

In addition, we need to work closely with the local power suppliers, and sometimes local governments, where our proposed data centers are located. Delays in actions that require the assistance of such third parties, or delays in receiving required permits and approvals from such parties, may also affect the speed with which we complete data center projects or result in their not being completed at all. We have experienced such delays in receiving approvals and permits or in actions to be taken by third parties in the past and may experience them again in the future.

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and construction could deviate from our original plans, which could cause material and negative effects to our revenue growth, profitability and results of operations.

We are continuing to invest in our expansion efforts but may not have sufficient customer demand in the future to realize expected returns on these investments.

We expect to continue to expand our data center footprint. In connection with our expansion plans, we may be required to commit significant operational and financial resources, but there can be no guarantee we will have sufficient customer demand in those markets to support these centers once they are built. This risk may be greater in a market where we have not operated previously. Once development of a data center facility is complete, we incur certain operating expenses even if there are no customers occupying any space. Consequently, if any of our properties have significant vacancies for an extended period of time, our results of operations and business and financial condition will be affected adversely, the impact of which could be material. In addition, unanticipated technological changes could affect customer requirements for data centers, and we may not have built such requirements into our new data centers. If any of these developments or contingencies were to occur, it could make it difficult for us to realize expected or reasonable returns on our investments.

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of patent, trademark, trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants, customers and other relevant persons and other measures to protect our intellectual property, including our brand identity. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

We may from time to time face allegations that we have infringed the patents, copyrights, trademarks and other intellectual property rights of third parties, including from our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.

We rely on the proper and efficient functioning of computer and data-processing systems, and a large-scale malfunction could have a material adverse effect on us.

Our ability to keep our data centers operating depends on the proper and efficient functioning of computer and data-processing systems. Since computer and data-processing systems are susceptible to malfunctions and interruptions, including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems, we cannot guarantee that our data centers will not experience such malfunctions or interruptions in the future. Additionally, expansions and developments in the products and services that we offer could increasingly add a measure of complexity that may overburden our data center and network resources and human capital, making service interruptions and failures more likely. A significant or large-scale malfunction or interruption of one or more of any of our data centers’ computer or data-processing systems could adversely affect our ability to keep such data centers running efficiently. If a malfunction results in a wider or sustained disruption to business at a property, it could have a material adverse effect on us.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial condition and results of operations.

We provide the infrastructure and physical security for our customers’ IT equipment, which often contains highly confidential and mission critical data. A party who is able to compromise the physical security measures protecting our data center facilities could misappropriate our or our customers’ proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations. Whether or not any such assertion actually proceeds to litigation, we may be required to devote significant management time and attention to its resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

A significant portion of our revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, these customers could adversely affect our financial condition and results of operations.

Our top 10 customers accounted for approximately 38.4% and 38.5% of our revenue for the year ended December 31, 2016 and the three months ended March 31, 2017, respectively.

There are a number of factors that could cause us to lose customers. Because many of our contracts involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the contract. Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services or demand price reductions due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. In addition, our reliance on any individual customer for a significant portion of our revenue may give that customer a degree of pricing leverage against us when negotiating contracts and terms of services with us.

The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the price at which we sell our services to them, could materially and adversely affect our financial condition and results of operations.

Our customer contract commitments are subject to reduction and potential cancellation.

Some of our customer contracts allow for early termination, subject to payment of specified costs and penalties, which may be less than the revenue we would expect to receive under such contracts. Our customer contract commitments could significantly decrease if any of the customer contracts are terminated either pursuant to, or in violation of, the terms of such contract. In addition, our customer contract commitments during a particular future period may be reduced for reasons outside of our customers’ control, such as general current economic conditions. If our customer contract commitments are significantly reduced, our results of operations and the price of our Class A common stock could be materially and adversely affected.

Even if our current and future customers have entered into a binding contract with us, they may choose to terminate such contract prior to the expiration of its terms. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such contract, or at all, which could have a material adverse effect on our results of operations and cash flows.

Our customer base may decline if our customers or potential customers develop their own data centers or expand their own existing data centers.

Some of our customers have in the past, and may in the future, develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data center operations in the future. One of our business strategies is to sell or lease our single–user MOD line. In the event that any of our key customers were to develop or expand their own data centers, we may lose business, fail to execute on our strategy of our single-user MOD line or face pressure as to the pricing of our services. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

Our churn rate may increase or we may be unable to achieve high contract renewal rates.

We seek to renew customer contracts when those contracts are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of contract renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service contracts with our existing customers or re-commit space relating to expired service contracts to new customers if our current customers do not renew their contracts. In the event of a customer’s termination or non-renewal of expired contracts, our ability to enter into services contracts so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations.

If we do not succeed in attracting new customers for our services and growing revenue from existing customers, we may not achieve our anticipated revenue growth.

Our ability to attract new customers, as well as our ability to grow revenue from our existing customers, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new customers. If we fail to attract new customers or grow revenue from existing customers, we may not be able to grow our revenue as quickly as we anticipate or at all.

The migration from colocation data centers to the public cloud may have a material adverse effect on our results of operations.

Although the demand for public cloud solutions is growing rapidly, we anticipate that there will continue to be a strong demand for colocation data centers. If our assumptions prove to be incorrect, the migration from colocation data centers to the cloud could harm our financial condition and results of operations.

Unanticipated changes in the tax rates and policies of the states in which we operate could materially and adversely affect our results of operations.

We strategically choose the locations of our U.S. campuses. One of the factors we consider is the favorable tax rates and policies that provide zero or low-tax environments for our customers to deploy computing infrastructure. If the tax rates and policies of the states in which our data centers are located increase and our customers are exposed to higher taxes, our data centers may become less attractive to certain of our existing and potential customers, which could materially and adversely affect our results of operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.

We depend to a significant degree on the continuous service and performance of Rob Roy, our founder, chairman and chief executive officer, and our experienced senior management team and other key personnel. Mr. Roy, our senior management team and other key personnel may resign or could be terminated for any reason at any time. Mr. Roy has been responsible for our company’s strategic vision and the development of our technology and business, and so if he should stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement. The loss of our senior management team or key personnel could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

Future consolidation and competition in our customers’ industries could reduce the number of our existing and potential customers and make us dependent on a more limited number of customers.

Mergers or consolidations in our customers’ industries in the future could reduce the number of our existing and potential customers and make us dependent on a more limited number of customers. If our customers merge with or are acquired by other entities that are not our customers, they may discontinue or reduce the use of our data centers in the future. Additionally, some of our customers may compete with one another in various aspects of their businesses, which places additional competitive pressures on our customers. Any of these developments could have a material adverse effect on us.

We may not be able to compete effectively against our current and future competitors.

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer. We face competition from numerous developers, owners and operators in the data center industry, including managed service providers and REITs, some of which own or lease properties similar to ours, or may do so in the future, in the same submarkets in which our properties are located. In particular cloud offerings may influence our customers to move workloads to cloud providers, which may reduce the services they obtain from us. Our current and future competitors may vary by size and service offerings and geographic presence. In addition, many data center companies are consolidating to create new companies with greater market power.

Competition is primarily centered on reputation and track record, quality and availability of data center space, quality of service, technical expertise, security, reliability, functionality, breadth and depth of services offered, geographic coverage, scale, financial strength and price. Some of our current and future competitors may have greater brand recognition, longer operating histories, stronger marketing, technical and financial resources and access to greater and less expensive power than we do. In addition, many companies in the industry are consolidating, which could further increase the market power of our competitors. As a result, some of our competitors may be able to:

•	offer space at pricing below current market rates or below the pricing we currently charge our customers;

•	bundle colocation services with other services or equipment they provide at reduced prices;

•	develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily; and

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

We have government customers, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.

We derive some revenue from contracts with the U.S., state and local governments. Some of these customers may terminate all or part of their contracts at any time, without cause. There is increased pressure for governments and their agencies to reduce spending. Some of our contracts at the state and local levels are subject to government funding authorizations.

Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

The markets for the data centers we own and operate, as well as certain of the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our data centers may become less marketable due to demand for new processes and technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. In addition, the systems that connect our data centers to the Internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity. We may not be able to adapt to changing technologies or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business.

In addition, new technologies have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing customers switching to the lower cost products, which could reduce our revenue and have a material adverse effect on our results of operation.

Potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. These may include physical security requirements applicable to the defense industry and government contractors and privacy and security regulations applicable to the financial services and health care industries. If such regulations were adopted or such extra requirements demanded by certain customers, we could lose some customers or be unable to attract new customers in certain industries, which would have materially and adverse effect our operations.

We depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and any delays or disruptions in service could have a material adverse effect on us.

Our products and infrastructure rely on third-party service providers. In particular, we depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and we have no control over the reliability of the services provided by these suppliers. Our customers may in the future experience difficulties due to service failures unrelated to our systems and services. Any Internet, telecommunication or fiber optic network failures may result in significant loss of connectivity to our data centers, which could reduce the confidence of our customers and could consequently impair our ability to retain existing customers or attract new customers and could have a material adverse effect on us.

Similarly, we depend upon the presence of Internet, telecommunications and fiber optic networks serving the locations of our data centers in order to attract and retain customers. The construction required to connect multiple carrier facilities to our data centers is complex, requiring a sophisticated redundant fiber network, and involves matters outside of our control, including regulatory requirements and the availability of construction resources. Each new data center that we develop requires significant amounts of capital for the construction and operation of a sophisticated redundant fiber network. We believe that the availability of carrier capacity affects our business and future growth. We cannot assure you that any carrier will elect to offer its services within our data centers or that once a carrier has decided to provide connectivity to our data centers that it will continue to do so for any period of time. Furthermore, some carriers are experiencing business difficulties or have announced consolidations or mergers. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could adversely affect our customers and could have a material adverse effect on us.

The occurrence of a catastrophic event or a prolonged disruption may exceed our insurance coverage by significant amounts.

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain various insurance policies for business interruption for lost profits, property and casualty, public liability, commercial employee insurance, worker’s compensation, personal property and auto liability. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance. We are self-insured for medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

Environmental problems are possible and can be costly.

Environmental liabilities could arise on the land that we own and have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. In addition, we could incur costs to comply with such laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred.

Some of the properties may contain asbestos-containing building materials. Environmental laws require that asbestos-containing building materials be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements.

Our leases for self-developed data centers could be terminated early and we may not be able to renew our existing leases and agreements on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

Two of our facilities and one of our facilities under development are located on properties for which we have long term operating and capital leases. We also lease the building shell for one of these facilities. Such leases generally have remaining terms of 15 to 49 years. In some instances, we may elect to exercise an option to purchase the leased premises and facilities, or in other instances, elect to extend the term of certain leases, in each case, according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases (including any extension terms), we may not be able to renew these leases on commercially reasonable terms, if at all. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice and opportunity to cure (as applicable), the lease may nonetheless be terminated early if we are in material breach of the lease agreements.

We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. Our leased facilities are located in properties that are subject to master ground leases. If the landlords under such master ground leases elect to terminate the respective master leases in case of default or breach by the master lessees thereunder or otherwise pursuant to the terms and conditions of the relevant master lease, we may not be able to protect our leasehold interest, and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

Any difficulties in identifying and consummating future acquisitions, alliances or joint ventures may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.

We may seek to make strategic acquisitions and enter into alliances and joint ventures to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers that are complementary to our primary business. Our integration of the acquired entities or assets into our business may not be successful and may not enable us to expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

If our or our customers’ proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings, lose clients and our business could be seriously harmed.

There could be unauthorized disclosure or use of our technical knowledge, practices or procedures by our employees. We have entered into confidentiality agreements with our employees which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Pursuant to these confidentiality agreements, our employees are required to assign any of their inventions that are developed or reduced to practice during their employment with us that pertain to any of our lines of business activity, that are aided by the use of our time, materials or facilities, or that relate to any of their work with us. However, we may not be able to enforce the confidentiality agreements we have with our personnel.

Additionally, we and our employees are in some cases provided with access to our customers’ proprietary intellectual property and confidential information, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer contracts require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. The confidentiality agreements we enter into with our employees limit access to and distribution of our customers’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our and our customers’ intellectual property and confidential information. Moreover, some of our customer contracts do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our customers. As a result, if our customers’ proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such act and seek damages and compensation from us.

Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including data center design, construction management, operations, engineering, IT, risk management, and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

We have entered, and expect to continue to enter, into joint venture, strategic collaborations and other similar arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have a material adverse effect on our business and results of operations.

We have entered, and expect to continue to enter, into joint venture, teaming strategic collaborations and other similar arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have a material adverse effect on our business and results of operations.

The uncertain economic environment may have an adverse impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. We may also be required to make allowances for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our international operations through our joint venture may expose us to certain operating, legal and other risks, which could adversely impact our business, results of operations and financial condition.

Our joint venture’s international operations may expose us to risks that we have not generally faced in the United States. These risks include:

•	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

•	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	foreign exchange restrictions and fluctuations in currency exchange rates;

•	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

•	new and different sources of competition;

•	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	management communication and integration problems resulting from cultural differences and geographic dispersion;

•	potentially adverse tax consequences, including multiple and possibly overlapping tax structures, the complexities of foreign value-added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	the uncertainty and limitation of protection for intellectual property rights in some countries;

•	increased financial accounting and reporting burdens and complexities;

•	lack of familiarity with local laws, customs and practices, and laws and business practices favoring local competitors or partners; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

The occurrence of any one of these risks could harm our international business and, consequently, our results of operations. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

In addition, our agreement with our international joint venture partner limits our ability to engage in activities or transactions outside of the United States. Although we expressly retain the right to construct and license third parties to construct single client data centers outside of the United States, we are required to grant our joint venture the reasonable opportunity to interact and reach an agreement with such customer to develop a colocation facility prior to concluding our agreement with such third party. Furthermore, in the event any such single user data center outside the United Stated using our technology is made available to third parties as colocation space, such data center will be deemed a facility subject to our license agreement. We would then be required to make appropriate arrangements to acknowledge SUPERNAP International, S.A.’s license rights in, and to, the technology for the multitenant data center. These limitations may prevent us from pursuing otherwise attractive and potentially lucrative international expansion opportunities.

Future legislation and regulation, both domestic and abroad, governing the internet and other related communications services could have an adverse effect on our business operations.

Various laws and governmental regulations, both in the United States and abroad, governing internet related services, related communications services and information technologies remain largely unsettled, even in areas where there has been some legislative action. There may also be forthcoming regulation in the United States in the areas of cybersecurity, data privacy and data security, any of which could impact us and our customers. Similarly, data privacy regulations outside of the United States continue to evolve. Future legislation could impose additional costs on our business or require us to make changes in our operations which could adversely affect our operations.

Our properties may not be suitable for use other than as data centers, which could make it difficult to sell or reposition them if we are not able to lease available space and could materially adversely affect our business, results of operations and financial condition.

Our data centers are designed primarily to house and run IT equipment and, therefore, contain extensive electrical and mechanical systems and infrastructure. As a result, they may not be suited for use as anything other than as data centers and major renovations and expenditures would be required in order for us to re-lease vacant space for more traditional uses, or for us to sell a property to a buyer for use other than as a data center.

Risks Related to Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in Switch, Ltd., and, accordingly, we will depend on distributions from Switch, Ltd. to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Switch, Ltd.’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the completion of this offering, we will be a holding company and will have no material assets other than our ownership of Common Units of Switch, Ltd. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Switch, Ltd. and its subsidiaries and distributions we receive from Switch, Ltd. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

Switch, Ltd. will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Common Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Switch, Ltd. Under the terms of the Switch Operating Agreement, Switch, Ltd. will be obligated to make tax distributions to holders of Common Units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Switch, Ltd. to make cash distributions to the owners of Common Units in an amount sufficient to (i) fund their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Switch, Ltd.’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Switch, Ltd. is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Switch, Ltd. insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Switch Operating Agreement—Distributions.” In addition, if Switch, Ltd. does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”

The Tax Receivable Agreement with the Continuing Members requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Upon the closing of this offering, we will be a party to the Tax Receivable Agreement with Switch, Ltd. and the Continuing Members. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Members equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) the increases in the tax basis of assets of Switch, Ltd. resulting from any redemptions or exchanges of Common Units from the Continuing Members as described under “Certain Relationships and Related Party Transactions—Switch Operating Agreement—Common Unit Redemption Right” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. The amount of the cash payments that we will be required to make under the Tax Receivable Agreement we expect will be significant. Any payments made by us to the Continuing Members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned on any Continuing Member’s continued ownership of Common Units or our Class A common stock after this offering.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Common Units, the amount of gain recognized by such holders of Common Units, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable.

Our Founder, Chief Executive Officer and Chairman has control over all stockholder decisions because he controls a substantial majority of the combined voting power of our common stock. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Madisogota, LLC, an affiliate of Mr. Rob Roy, our Founder, Chief Executive Officer and Chairman, and certain trusts for the benefit of the Roy family will collectively control approximately     % of the combined voting power of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering as a result of his ownership of our Class C common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders.

Mr. Roy, through Madisogota, LLC and the other trusts, will have the ability to substantially control us, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of us and may make some transactions more difficult or impossible without his support, even if such events are in the best interests of minority stockholders. This concentration of voting power with Mr. Roy may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class C common stock have 10 votes per share on matters submitted to a vote of our stockholders, Mr. Roy will be able to control our company as long as he beneficially owns at least 10% of our issued and outstanding common stock.

As our Chief Executive Officer, Mr. Roy has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As a board member and officer, Mr. Roy owes a fiduciary duty to our stockholders and must act in good faith in a manner they reasonably believe to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Roy is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally. Because Mr. Roy, through Madisogota, LLC and the other trusts, holds his economic interest in our business through Switch, Ltd., rather than through the public company, he may have conflicting interests with holders of shares of our Class A common stock. For example, Mr. Roy may have a different tax position from us, which could influence his decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” In addition, Mr. Roy’s significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Members that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing Members.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Members that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Continuing Members. We will enter into the Tax Receivable Agreement with Switch, Ltd. and the Continuing Members and it will provide for the payment by us to the Continuing Members of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the increases in the tax basis of assets of Switch, Ltd. resulting from any redemptions or exchanges of Common Units from the Continuing Members as described under “Certain Relationships and Related Party Transactions—Switch Operating Agreement—Common Unit Redemption Right” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

In certain cases, payments under the Tax Receivable Agreement to the Continuing Members may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Continuing Members under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service, or the IRS, or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Continuing Member that directly or indirectly owns at least 10% of the outstanding Common Units. We will not be reimbursed for any cash payments previously made to the Continuing Members under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Member are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Member will be netted against any future cash payments that we might otherwise be required to make to such Continuing Member under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Member for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to a Continuing Member that are the subject of the Tax Receivable Agreement.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. We record tax expense based on our estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these matters. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

In addition, our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in valuation allowances, deductibility of certain items, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates. We may be subject to audits of our income, sales, and other transaction taxes by U.S. federal, state, local, and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Changes in tax law may have an adverse effect on our business, financial condition, and results of operations and may also affect the federal tax considerations of the purchase, ownership, and disposition of our Class A Common Stock.

Potential tax reform in the United States may result in significant changes to U.S. federal income tax law, including changes to the U.S. federal income taxation of corporations (including the Company) or changes to the U.S. federal income taxation of stockholders in U.S. corporations, including investors in our Class A Common Stock. Certain proposed changes to the U.S. corporate tax regime include: adjustment of the maximum corporate tax rate, immediate expensing of certain business investment, and elimination of a deduction for net interest expense, as well as substantial changes to the international tax system, including border tax adjustments, a destination based cash flow tax, and moving to a territorial based tax system. We are currently unable to predict whether any such changes will occur and, if so, the impact of such changes, including on the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of our common stock discussed below in the section titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, as a result of our ownership of Switch, Ltd., applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the managing member of Switch, Ltd., we will control and operate Switch, Ltd. On that basis, we believe that our interest in Switch, Ltd. is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Switch, Ltd., our interest in Switch, Ltd. could be deemed an “investment security” for purposes of the 1940 Act.

We and Switch, Ltd. intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

We will be a controlled company within the meaning of the                 rules, and, as a result, we may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, the Founder Continuing Members will control more than 50% of our combined voting power. As a result, we will be considered a “controlled company” for the purposes of              rules and corporate governance standards. As a controlled company, we would be exempt from certain              corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Although we intend to comply with the                 listing requirements even though we will be a controlled company, there is no guarantee that we will not take advantage of these exemptions in the future. Accordingly, so long as we are a controlled company, holders of our Class A common stock may not have the same protections afforded to stockholders of companies that are subject to all of the              corporate governance requirements.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Immediately following the completion of this offering, the Continuing Members will have the right to have their Common Units redeemed or exchanged into shares of Class A common stock, which may cause volatility in our stock price.

After this offering, we will have an aggregate of more than             shares of Class A common stock authorized but unissued, including approximately                 shares of Class A common stock issuable upon redemption of Common Units that will be held by the Continuing Members. Switch, Ltd. will enter into the Switch Operating Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing Members will be entitled to have their Common Units redeemed for shares of our Class A common stock. We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued to the Continuing Members upon redemption of Common Units and the shares of Class A common stock issued to the Former Members in connection with the Transactions will be eligible for resale, subject to certain limitations set forth therein. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We cannot predict the timing or size of any future issuances of our Class A common stock resulting from the redemption or exchange of limited liability company interests or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution.

Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after the offering. The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $         per share. In addition, you may also experience additional dilution upon future equity issuances to investors or to our employees and directors under our 2017 Incentive Award Plan, or the 2017 Plan, and any other equity incentive plans we may adopt. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.”

We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be, and as a result, it may be difficult for you to sell your shares of our Class A common stock.

Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our Class A common stock may decline as well.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

Our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	our operating performance and prospects and those of other similar companies;

•	actual or anticipated variations in our financial condition, liquidity or results of operations;

•	changes in financial projections we may provide to the public or our failure to meet these projections;

•	change in the estimates of securities analysts relating to our earnings or other operating metrics;

•	publication of research reports about us, our significant customers, our competition, data center companies generally or the technology industry;

•	recruitment or departure of key personnel;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant technological innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our services, or third-party proprietary rights;

•	adverse market reaction to leverage we may incur or equity we may issue in the future;

•	actions by institutional stockholders;

•	actual or perceived accounting issues, including changes in accounting standards, policies, guidelines, interpretations or principles;

•	compliance with requirements;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	adverse developments in the creditworthiness, business or prospects of one or more of our significant customers;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the realization of any of the other risk factors presented in this prospectus;

•	the overall performance of the equity markets; and

•	general market and economic conditions.

The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated articles of incorporation and amended and restated bylaws, as they will be in effect upon completion of this offering, as well as provisions of Nevada law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

•	the 10 vote per share feature of our Class C common stock;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	the removal of directors only for cause;

•	prohibiting the use of cumulative voting for the election of directors;

•	limiting the ability of stockholders to call special meetings or amend our bylaws;

•	requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

In addition, we are subject to Nevada’s statute on combinations with interested stockholders (Sections 78.411—78.444 of the Nevada Revised Statutes), which prohibits us from entering into a “combination” with an “interested stockholder” for up to four years, unless certain conditions are met (such as, in some circumstances, approval both by our board of directors and by stockholders with a supermajority of our voting power). Under the statute, an interested stockholder is a person who beneficially owns (or, if one of our affiliates or associates, did, within the prior two years, beneficially own) stock with 10% or more of the corporation’s voting power. The inability of an interested stockholder to pursue the types of combinations restricted by the statute could discourage, delay or prevent a merger, acquisition or other change in control of our company.

Limitations on director and officer liability and our indemnification of our officers and directors may discourage stockholders from bringing suit against a director.

Our amended and restated articles of incorporation and bylaws provide, with certain exceptions as permitted by Nevada corporation law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payment of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our amended and restated articles of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by governing state law.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our amended and restated articles of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

We may be subject to securities class action, which may harm our business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and damages, and divert management’s attention from other business concerns, which could seriously harm our business, results of operations, financial condition or cash flows.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs and a diversion of management’s attention and resources that are needed to successfully run our business.

Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon the closing of this offering, we will have             shares of Class A common stock outstanding (or              if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and              authorized but unissued shares of Class A common stock that would be issuable upon redemption or exchange of Common Units. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We and each of our directors, executive officers and holders of substantially all of our outstanding common stock, which collectively will hold     % of our outstanding capital stock (including shares of Class A common stock issuable upon redemption or exchange of Common Units) after giving effect to this offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for (including the Common Units), or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See “Underwriting.” All of our shares of common stock outstanding as of the date of this prospectus (and shares of Class A common stock issuable upon redemption or exchange of Common Units) may be sold in the public market by existing stockholders following the expiration of the applicable lock-up period, subject to applicable limitations imposed under federal securities laws. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

We intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued upon redemption or exchange of Common Units held by the Continuing Members and the shares of Class A common stock issued to the Former Members in connection with the Transactions will be eligible for resale, subject to certain limitations set forth therein. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We also intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our 2017 Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover              shares of our Class A common stock.

See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue additional securities if we need to raise capital, which could constitute a material portion of our then-outstanding shares of common stock.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period difficult because of the potential differences in accounting standards used.

We will incur increased costs as a result of becoming a public company and in the administration of our complex organizational structure.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC. Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to obtain certain types of insurance and to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation. Our organizational structure, including our Tax Receivable Agreement, is very complex and we require the expertise of various tax, legal and accounting advisers to ensure compliance with applicable laws and regulations. We have and will continue to incur significant expenses in connection with the administration of our organizational structure. As a result, our expenses for legal, tax and accounting compliance may be significantly greater than other companies of our size that do not have a similar organizational structure or a tax receivable agreement in place.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to our lack of communication and information sharing within the various parts of our organization, which resulted in our recording out-of-period adjustments to our consolidated financial statements during the year ended December 31, 2016.

We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including policies and procedures to improve our ability to communicate and share information in a timely manner, as well as designing and implementing improved processes and internal controls. In addition, we are formalizing our internal control documentation and strengthening supervisory reviews by our management. While we are implementing measures to remediate the material weakness, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that this implementation will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements or cause us to fail to meet our reporting obligations.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. We have begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, when applicable, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

We may not pay dividends on our Class A common stock.

Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. However, no decision has been made with respect to the amount and timing of dividend payments, if any. The continued operation and expansion of our business will require substantial funding. Accordingly, we cannot assure you that we will pay dividends in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by Switch, Ltd. and its subsidiaries. Under our amended and restated credit agreement, Switch, Ltd. is currently restricted from paying cash dividends or certain other restricted payments, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, realization of a gain on your investment may depend solely on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Switch intends to use the proceeds of this offering to purchase newly issued Common Units as described in “The Transactions” and “Use of Proceeds.” We cannot specify with certainty the particular uses of the net proceeds that Switch, Ltd. will receive from such purchase. Our management will have broad discretion in Switch, Ltd.’s application of such proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may cause Switch, Ltd. to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to cause Switch, Ltd., to apply these funds effectively could harm our business. Pending their use, Switch, Ltd. may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	the expected growth of the data center market;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectations regarding our customer growth rate;

•	the network effects associated with our business;

•	our plans to further invest in and grow our business, and our ability to effectively manage our growth and associated investments;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to successfully enter new markets;

•	our ability to maintain, protect and enhance our intellectual property and not infringe upon others’ intellectual property;

•	our realization of any benefit from the Tax Receivable Agreement and our organizational structure; and

•	our anticipated uses of the net proceeds from this offering.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

THE TRANSACTIONS

Existing Organization

Prior to the completion of this offering and the organizational transactions described below, the Original Members are the only members of Switch, Ltd. Switch, Ltd. is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of Switch, Ltd.’s members.

Switch, Inc. was incorporated as a Nevada corporation on June 13, 2017 to serve as the issuer of the Class A common stock offered hereby.

Transactions

In connection with the closing of this offering, we will consummate the following organizational transactions, which we refer to as the Transactions:

•	we will amend and restate the Switch Operating Agreement, to, among other things, (i) split the number of authorized, issued and outstanding Common Units on a -for- basis, (ii) convert all of the Former Incentive Unit Holders’ incentive units into Common Units and (iii) appoint Switch as the managing member of Switch, Ltd.;

•	we will amend and restate our articles of incorporation to, among other things, (i) provide for Class A common stock, Class B common stock and Class C common stock, (ii) issue shares of Class B common stock to the Non-Founder Continuing Members on a one-to-one basis with the number of Common Units they own, for nominal consideration, and (iii) issue shares of Class C common stock to the Founder Continuing Members on a one-to-one basis with the number of Common Units they own, for nominal consideration;

•	we will issue shares of our Class A common stock to the purchasers in this offering, or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock, in exchange for net proceeds of approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming the shares are offered at $ per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions but before offering expenses;

•	we intend to use all of the net proceeds from this offering to acquire Common Units from Switch, Ltd. at a purchase price per Common Unit equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions, collectively representing % of Switch, Ltd.’s outstanding Common Units, or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	Switch, Ltd. intends to use the proceeds from the sale of Common Units to Switch, Inc. for general corporate purposes and working capital. See “Use of Proceeds”;

•	the Former Members will exchange their ownership of Common Units for shares of Class A common stock on a one-to-one basis;

•	the Continuing Members will continue to own the Common Units they received in connection with the conversion of their existing membership interests in Switch, Ltd. into Common Units and will have no economic interests in Switch, Inc. despite their ownership of Class B common stock or Class C common stock, where “economic interests” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock; and

•	Switch, Inc. will enter into (i) the Tax Receivable Agreement with Switch, Ltd. and the Continuing Members and (ii) the Registration Rights Agreement with the Continuing Members who, upon the completion of this offering, will own shares of Switch’s Class B common stock and Class C common stock, representing approximately % of the combined voting power of all of Switch, Inc.’s common stock, or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and the Former Members.

Following this offering, Common Units will be redeemable at the election of such Continuing Members for newly issued shares of Class A common stock on a one-to-one basis (and their shares of Class B common stock or Class C common stock, as the case may be, will be cancelled on a one-to-one basis upon any such issuance). Switch, Inc.’s board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, may, at its option, instead make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Switch Operating Agreement.

For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following this Offering

Immediately following the completion of the Transactions, including this offering:

•	we will be a holding company and our principal asset will be Common Units of Switch, Ltd.;

•	we will be the managing member of Switch, Ltd. and will control the business and affairs of Switch, Ltd. and its subsidiaries;

•	our amended and restated articles of incorporation and the Switch Operating Agreement will require that (i) we at all times maintain a ratio of one Common Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) Switch, Ltd. at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Common Units owned by us, (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Non-Founder Continuing Members and the number of Common Units owned by the Non-Founder Continuing Members, and (z) a one-to-one ratio between the number of shares of Class C common stock owned by the Founder Continuing Members and the number of Common Units owned by the Founder Continuing Members;

•	we will own Common Units representing % of the economic interest in Switch, Ltd., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	the purchasers in this offering (i) will own shares of Class A common stock, representing approximately % of the combined voting power of all of our common stock, or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, (ii) will own % of the economic interest in us and (iii) through our ownership of Common Units, indirectly will hold approximately % of the economic interest in Switch, Ltd., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	the Former Members (i) will own shares of Class A common stock, representing approximately % of the combined voting power of all of Switch, Inc.’s common stock, or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, (ii) will own % of the economic interest in Switch, Inc., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (iii) through Switch, Inc.’s ownership of Common Units, indirectly will hold approximately % of the economic interest in Switch, Ltd., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	the Non-Founder Continuing Members will own (i) Common Units, representing % of the economic interest in Switch, Ltd., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (ii) through their ownership of Class B common stock, approximately % of the voting power in Switch, Inc., or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	the Founder Continuing Members will own (i) Common Units, representing % of the economic interest in Switch, Ltd., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (ii) through their ownership of Class C common stock, approximately % of the voting power in Switch, Inc., or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

•	following the offering, each Common Unit held by the Continuing Members will be redeemable, at the election of such members, for newly issued shares of Class A common stock on a one-for-one basis. Switch, Inc.’s board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, may, at its option, instead make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Switch Operating Agreement. See “Certain Relationships and Related Party Transactions—Switch Operating Agreement.” Shares of our Class B common stock and Class C common stock, as the case may be, will be cancelled on a one-to-one basis if we, at the election of a Continuing Member, redeem or exchange Common Units of such Continuing Member pursuant to the terms of the Switch Operating Agreement; and

•	the Original Members collectively (i) will own Class A common stock, Class B common stock and Class C common stock representing approximately % of the combined voting power of all of Switch, Inc.’s common stock, or approximately %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock and (ii) will own % of the economic interest in Switch, Ltd., or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, representing both a direct interest through the Continuing Members’ ownership of Common Units and an indirect interest through the Former Members’ ownership of Class A common stock.

As the managing member of Switch, Ltd., we will operate and control all of the business and affairs of Switch, Ltd. and, through Switch, Ltd. and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Switch, Ltd., we will have the sole voting interest in, and control the management of, Switch, Ltd. As a result, we will consolidate Switch, Ltd. in our consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Continuing Members on our consolidated financial statements. Switch, Inc. will have a board of directors and executive officers, but will have no employees. The functions of all of our employees are expected to reside at Switch, Ltd.

The following diagram shows our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of Class A common stock in this offering will be approximately $        million, assuming an initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, and, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

We intend to use the net proceeds to us from this offering to purchase         Common Units from Switch, Ltd. at a purchase price per Common Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions.

We intend to cause Switch, Ltd. to use the proceeds it receives for general corporate purposes and working capital. We may also cause Switch, Ltd. to use a portion of the net proceeds for the repayment of debt or for the acquisition of businesses or technologies that we believe are complementary to our own, although we have no agreements, commitments or understandings with respect to any specific acquisition at this time. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to use the proceeds as it determines.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $        million. We will use the additional net proceeds we receive pursuant to any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase additional Common Units from Switch, Ltd. to maintain the one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Common Units owned by us.

DIVIDEND POLICY

Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our board of directors. No decision has been made with respect to the amount and timing of dividend payments, if any. We cannot assure you that we will pay dividends in the future. Any determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in Switch, Ltd.’s debt agreements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by Switch, Ltd. and its subsidiaries. Additionally, under our amended and restated credit agreement, Switch, Ltd. is currently restricted from paying cash dividends or certain other restricted payments, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Risk Factors—We may not pay dividends on our Class A common stock” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2017 as follows:

•	of Switch, Ltd. on an actual basis;

•	of Switch, Inc. on a pro forma basis to reflect (i) the organizational transactions described under “The Transactions;” (ii) the acceleration of vesting of incentive units and the conversion of incentive units into Common Units; (iii) borrowings under our amended and restated credit agreement in connection with a distribution in the amount of $ million by Switch, Ltd. to the Original Members; and (iv) the amendment and restatement of our articles of incorporation; and

•	on a pro forma as adjusted basis to reflect the adjustments described above and the sale and issuance of shares of Class A common stock pursuant to this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and after deducting assumed underwriting discounts and commissions and estimated offering expenses.

This table should be read in conjunction with the information contained in this prospectus, including “The Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2017
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)
Cash	$21,709	$	$

Long-term debt(2)	$539,735	$	$

Members’/stockholder’s equity:
Preferred stock, $0.001 par value per share, shares authorized and no shares outstanding on a pro forma and pro forma as adjusted basis	—
Class A common stock, $0.001 par value per share, shares authorized, no shares outstanding on a pro forma basis and shares outstanding on a pro forma as adjusted basis	—
Class B common stock, $0.001 par value per share, shares authorized and shares outstanding on a pro forma and pro forma as adjusted basis	—
Class C common stock, $0.001 par value per share, shares authorized and shares outstanding on a pro forma and pro forma as adjusted basis	—
Additional paid-in capital	—
Members’ interest	298,099
Accumulated other comprehensive loss	(421)

Total members’/stockholders’ equity	297,678

Total capitalization	$837,413	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total members’/stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash, additional paid-in capital, total members’/stockholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness.”

In the table above, the number of shares of Class A common stock outstanding as of March 31, 2017 on a pro forma as adjusted basis excludes:

•	166,845 Common Units issuable upon the exercise of options to purchase Common Units outstanding as of March 31, 2017, with a weighted-average exercise price of $2.09 per share;

•	shares of our Class A common stock reserved for future issuance under our 2017 Plan, which will become effective prior to the completion of this offering; and

•	shares of our Class A common stock that may be issuable upon exercise of the Continuing Members’ rights to redeem their Common Units.

The shares of Class B common stock to be outstanding on a pro forma and pro forma as adjusted basis is based on                 Common Units held by the Non-Founder Continuing Members as of March 31, 2017. The shares of Class C common stock to be outstanding on a pro forma and pro forma as adjusted basis following this offering is based on                  Common Units held by the Founder Continuing Members as of March 31, 2017.

DILUTION

The Continuing Members will maintain their Common Units in Switch, Ltd. after the Transactions. Because the Continuing Members do not own any Class A common stock or have any right to receive distributions from Switch, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of Common Units (other than Switch, Inc.) had their Common Units redeemed or exchanged for newly-issued shares of Class A common stock on a one-to-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock and Class C common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Switch, Inc.) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all Common Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution in pro forma net tangible book value per share to investors purchasing shares of our Class A common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering.

Pro forma net tangible book value per share of Switch, Inc. is determined by dividing our total tangible assets less our total liabilities by the number of shares of our Class A common stock outstanding. Switch Ltd.’s historical net tangible book value as of March 31, 2017 was $         million, or $         per Common Unit. After giving effect to the Transactions and the Assumed Redemption, our pro forma net tangible book value as of March 31, 2017 was $         million, or $         per share, based on the total number of shares of our Class A common stock outstanding as of March 31, 2017.

After giving further effect to the sale by us of shares of our Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been $         million, or $         per share.

This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2017	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our Class A common stock in this offering

Pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the completion of this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to investors purchasing shares of our Class A common stock in this offering by $            , assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our Class A common stock in this offering by $         per share, assuming the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the completion of this offering would be $         per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering would be $         per share.

The following table presents, as of March 31, 2017, after giving effect to the Assumed Redemption and the sale by us of shares of our Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders, which are the Continuing Members, and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
Investors purchasing shares of our Class A common stock in this offering

Total		100.0%		$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors purchasing shares in this offering and total consideration paid by all stockholders by approximately $         million, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our Class A common stock were exercised in full, our existing stockholders, which are the Continuing Members, would own     % and the investors purchasing shares of our Class A common stock in this offering would own     % of the total number of shares of our common stock outstanding immediately after completion of this offering.

In the discussion above, the number of shares of our Class A common stock that will be outstanding after this offering excludes:

•	166,845 Common Units issuable upon the exercise of options to purchase Common Units outstanding as of March 31, 2017, with a weighted-average exercise price of $2.09 per share; and

•	shares of our Class A common stock reserved for future issuance under our 2017 Plan, which will become effective prior to the completion of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical consolidated financial information and other data for Switch, Ltd. and its subsidiaries. Switch, Ltd. is the predecessor of the issuer, Switch, Inc., for financial reporting purposes. The consolidated statements of income data for the years ended December 31, 2015 and 2016, and the consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements of Switch, Ltd. included elsewhere in this prospectus. The consolidated statements of income data (except for net income per unit/share and weighted-average units/shares outstanding data) for the years ended December 31, 2013 and 2014 have been derived from the audited consolidated financial statements of Switch, Ltd. that have not been included in this prospectus. The consolidated statements of income data for the three months ended March 31, 2016 and 2017 and the consolidated balance sheet data as of March 31, 2017 have been derived from the unaudited consolidated financial statements of Switch, Ltd. included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the consolidated financial and other data set forth below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial and other data of Switch, Inc. has not been presented since Switch, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Years Ended December 31,				Three Months Ended March 31,
	2013	2014	2015	2016	2016	2017
	(in thousands, except unit/share and per unit/share data)
					(unaudited)
Consolidated Statements of Income Data:
Revenue	$166,835	$207,306	$265,870	$318,352	$73,966	$89,157
Cost of revenue	81,290	108,902	141,060	168,844	37,376	45,375

Gross profit	85,545	98,404	124,810	149,508	36,590	43,782

Selling, general and administrative expense	38,574	35,570	45,251	71,420	16,777	19,343
Impact fee expense	—	—	—	27,018	—	—

Income from operations	46,971	62,834	79,559	51,070	19,813	24,439
Other income (expense):
Interest expense, including amortization of debt issuance costs	(5,511)	(6,772)	(7,682)	(10,836)	(2,197)	(4,020)
Equity in net earnings (losses) of investments	(57)	(1,053)	821	(10,138)	(1,120)	(441)
Loss on extinguishment of debt	(2,146)	—	(212)	—	—	—
Gain on sale of asset	—	—	248	—	—	—
Impairment of notes receivable	—	—	—	(2,371)	—	—
Gain on lease termination	—	—	—	2,801	—	—
Other	657	1,500	738	842	182	350

Total other income (expense)	(7,057)	(6,325)	(6,087)	(19,702)	(3,135)	(4,111)

Net income	$39,914	$56,509	$73,472	$31,368	$16,678	$20,328

	Years Ended December 31,				Three Months Ended March 31,
	2013	2014	2015	2016	2016	2017
	(in thousands, except unit/share and per unit/share data)
					(unaudited)
Net income per unit/share(1):
Basic	$0.21	$0.28	$0.37	$0.16	$0.08	$0.10

Diluted	$0.20	$0.28	$0.37	$0.15	$0.08	$0.10

Weighted-average units/shares outstanding(1):
Basic	188,322,897	198,431,693	196,773,458	199,047,070	198,898,170	199,776,051

Diluted	201,815,537	203,410,628	199,272,269	203,461,420	201,765,027	205,493,272

(1)	See Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income per unit or share and the weighted-average number of units or shares used in the computation of the per unit/share amounts.

	As of December 31,		March 31, 2017
	2015	2016
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,192	$22,713	$21,709
Working capital (deficit)	(23,476)	(107,861)	(97,638)
Property and equipment, net	598,234	874,259	948,992
Total assets	647,578	921,015	999,948
Deferred revenue, current and noncurrent	14,253	24,858	30,206
Long-term debt, current and noncurrent	292,517	472,067	539,735
Capital lease obligations, current and noncurrent	19,466	23,466	23,466
Total members’ equity	284,694	278,363	297,678

Key Metrics and Non-GAAP Financial Measures

We monitor the following unaudited key metrics and non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions.

	Years Ended December 31,				Three Months Ended March 31,
	2013	2014	2015	2016	2016	2017
	(dollars in thousands)
Recurring revenue	$163,916	$201,615	$258,736	$308,200	$72,179	$87,309
Capital expenditures	$115,534	$130,216	$190,113	$287,097	$50,115	$107,015
Customers	445	567	661	773	691	782
Adjusted EBITDA	$95,468	$112,214	$141,936	$153,173	$37,635	$47,089
Adjusted EBITDA margin	57.2%	54.1%	53.4%	48.1%	50.9%	52.8%

For an explanation of our key metrics other than Adjusted EBITDA and Adjusted EBITDA margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures.”

To provide investors with additional information regarding our financial results, we monitor and have presented within this prospectus Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP measures. These non-GAAP measures are not based on any standardized methodology prescribed by U.S. GAAP and are not necessarily comparable to similarly titled measures presented by other companies.

We define Adjusted EBITDA as net income adjusted for interest expense, interest income, income taxes, depreciation and amortization and for specific and defined supplemental adjustments to exclude (i) non-cash equity-based compensation expense; (ii) equity in net earnings (losses) of investments; and (iii) certain other items that we believe are not indicative of our core operating performance, such as the impact fee expense related to our application to become an unbundled purchaser of energy and other gains and losses. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

Our Adjusted EBITDA and Adjusted EBITDA margin are not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to measures used in accordance with GAAP. We present Adjusted EBITDA and Adjusted EBITDA margin because we believe certain investors use them as measures of a company’s historical operating performance and its ability to service and incur debt. We believe that the inclusion of certain adjustments in presenting Adjusted EBITDA and Adjusted EBITDA margin is appropriate to provide additional information to investors because Adjusted EBITDA and Adjusted EBITDA margin exclude certain items that we believe are not indicative of our core operating performance and that are not excluded in the calculation of EBITDA. Adjusted EBITDA is also similar to the measures used under the debt covenants included in our credit facilities, except that the definition used in our credit facilities does not exclude cash gains. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by our management in its financial and operational-decision making.

Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. Non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently. In addition, the non-GAAP measures exclude certain recurring expenses that have been and will continue to be significant expenses of our business.

The following tables set forth reconciliations of our net income to Adjusted EBITDA for the periods presented:

	Years Ended December 31,				Three Months Ended March 31,
	2013	2014	2015	2016	2016	2017
	(in thousands)
Adjusted EBITDA:
Net income	$39,914	$56,509	$73,472	$31,368	$16,678	$20,328
Interest expense	5,511	6,772	7,682	10,836	2,197	4,020
Interest income(1)	(166)	(1,024)	(260)	(332)	(12)	(7)
Depreciation and amortization	34,601	43,918	55,355	66,591	15,311	20,037
Loss on disposal of property and equipment	235	695	1,307	1,994	133	20
Impact fee expense	—	—	—	27,018	—	—
Equity-based compensation	13,170	4,291	5,237	5,935	2,208	2,250
Equity in (net earnings) losses of investments	57	1,053	(821)	10,138	1,120	441
Loss on extinguishment of debt	2,146	—	212	—	—	—
Gain on sale of asset	—	—	(248)	—	—	—
Gain on lease termination	—	—	—	(2,801)	—	—
Impairment of notes receivable and interest receivable(2)	—	—	—	2,426	—	—

Adjusted EBITDA	$95,468	$112,214	$141,936	$153,173	$37,635	$47,089

(1)	Interest income is included in the “Other” line of other income (expense) in our Consolidated Statements of Comprehensive Income.
(2)	The write-off of interest income receivable pertaining to our notes receivable with Planet3, Inc. is included in the selling, general and administrative expense line in our Consolidated Statements of Comprehensive Income.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet as of March 31, 2017 and unaudited pro forma consolidated statements of income for the year ended December 31, 2016 and the three months ended March 31, 2017 present our consolidated financial position and results of operations after giving effect to (i) the organizational transactions described under “The Transactions;” (ii) the acceleration of vesting of incentive units and the conversion of incentive units into Common Units, which will only be presented on the unaudited pro forma consolidated balance sheet; (iii) borrowings under our amended and restated credit agreement in connection with a distribution in the amount of $         million by Switch, Ltd. to the Original Members; and (iv) this offering and the use of proceeds from this offering. The unaudited pro forma consolidated statements of income for the year ended December 31, 2016 and for the three months ended March 31, 2017 assume the Transactions were completed on January 1, 2016. The unaudited pro forma consolidated balance sheet as of March 31, 2017 assumes the Transactions were completed on March 31, 2017.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma consolidated financial information has been prepared based on our historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma consolidated financial information. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the Transactions. In addition, the unaudited pro forma consolidated statements of income reflect only those adjustments that are expected to have a continuing impact on our results of operations. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the Transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period.

As described in greater detail under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into the Tax Receivable Agreement with the Continuing Members that will provide for the payment by Switch, Inc. to the Continuing Members of 85% of the amount of tax benefits, if any, that Switch, Inc. actually realizes as a result of (i) increases in the tax basis of assets of Switch, Ltd. resulting from any redemptions or exchanges of Common Units as described under “Certain Relationships and Related Party Transactions—Switch Operating Agreement—Common Unit Redemption Right” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future exchanges of Common Units by the Continuing Members, the unaudited pro forma consolidated financial information assumes that no exchanges of Common Units have occurred and therefore no increases in tax basis in Switch Ltd.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Continuing Members were to exchange their Common Units, we would recognize a deferred tax asset of approximately $         million and a liability of approximately $         million, assuming (i) all exchanges occurred on                     ; (ii) a price of $             per share (the midpoint of the price range listed on the cover page of this prospectus); (iii) a constant corporate tax rate of         %; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of

Common Units exchanged by the Continuing Members, our deferred tax asset would increase (decrease) by approximately $         million and the related liability would increase (decrease) by approximately $         million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $             per share, our deferred tax asset would increase (decrease) by approximately $         million and the related liability would increase (decrease) by approximately $         million, assuming that the number of Common Units exchanged by the Continuing Members and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information has been derived from our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial information should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2017

	Switch, Ltd. and Subsidiaries Actual	Transaction Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments		Switch, Inc. Pro Forma
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash	$21,709					(3)
Accounts receivable	12,835
Prepaid expenses	5,144
Other current assets	2,486
Deferred tax asset	—

Total current assets	42,174
Property and equipment, net	948,992
Long term deposit	4,440
Other assets	4,342					(4)

TOTAL ASSETS	$999,948

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Long term debt, current portion	$16,830
Accounts payable	34,133
Accrued expenses	7,359
Accrued construction payables	7,512
Accrued Michigan building and land purchase	23,477
Accrued impact fee expense	27,018
Deferred revenue, current portion	12,137
Customer deposits	7,346
Capital lease obligations, current portion	4,000

Total current liabilities	139,812
Long-term debt, net	522,905		(1)
Capital lease obligations	19,466
Accrued interest, capital lease obligations	2,018
Deferred revenue	18,069
Payable to related parties pursuant to tax receivable agreement	—

TOTAL LIABILITIES	702,270

See accompanying notes to unaudited pro forma consolidated balance sheet.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2017 (continued)

	Switch, Ltd. and Subsidiaries Actual	Transaction Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments		Switch, Inc. Pro Forma
	(in thousands)
MEMBERS’/STOCKHOLDERS’ EQUITY:
Class A common stock, $0.001 par value per share; shares authorized, shares issued and outstanding on a pro forma basis	—					(3),(5)
Class B common stock, $0.001 par value per share; shares authorized, shares issued and outstanding on a pro forma basis	—		(2),(5)
Class C common stock, $0.001 par value per share; shares authorized, shares issued and outstanding on a pro forma basis	—		(2),(5)
Members’ equity	298,099		(2),(5)
Additional paid-in capital	—		(1),(5)			(3),(4)
Accumulated other comprehensive loss	(421)

Total members’/stockholders’ equity attributable to Switch	297,678
Non-controlling interest	—		(6)

TOTAL MEMBERS’/STOCKHOLDERS’ EQUITY	297,678

TOTAL LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY	$999,948

See accompanying notes to unaudited pro forma consolidated balance sheet.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	Subsequent to March 31, 2017, Switch, Ltd. will make a distribution in the amount of $ million to Original Members. In connection with the distribution, we expect to incur borrowings under the amended and restated credit agreement. This adjustment represents the recognition of the distribution and the new borrowings as if the distribution was declared and paid and the credit facility entered into on March 31, 2017.

(2)	Reflects the Transactions, including (i) the elimination of existing members’ equity of $ million in consolidation of Switch, Ltd. into the financial statements of Switch, Inc., (ii) the issuance of shares of Class B common stock to Switch, Ltd.’s Non-Founder Continuing Members on a one-to-one basis with the number of Common Units owned by them, for nominal consideration, (iii) the issuance of Class C common stock to the Founder Continuing Members on an one-to-one basis with the number of Common Units they own, for nominal consideration, and (iv) the exchange of Common Units by the Former Members for shares of Class A common stock on a one-to-one basis.

(3)	Reflects the net effect on cash of the receipt of gross proceeds of $ million from the offering, based on an assumed sale of shares of Class A common stock at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds we receive from this offering by approximately $ million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting offering expenses. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the amount of our cash, total assets and total members’/stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Deferred costs associated with this offering, including certain legal, accounting and other related costs, have been recorded in other assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5)	In connection with the Transactions, the following pro forma adjustments were recorded to stockholders’ equity (in thousands):

Par value of Class B common stock issued
Par value of Class C common stock issued
Acquisition of noncontrolling interest of Switch, Ltd. (see Note (6))

$

Notes to Unaudited Pro Forma Consolidated Balance Sheet—(Continued)

(6)	After the offering and Transactions, Switch, Inc.’s only material asset will be the direct and indirect ownership of % of the Common Units and voting interest in Switch, Ltd. and Switch, Inc.’s only business will be to act as the managing member of Switch, Ltd. Therefore, pursuant to ASC 810 Consolidation, we will consolidate the financial results of Switch, Ltd. into our financial statements. The ownership interests of the Continuing Members will be accounted for as a noncontrolling interest in Switch, Inc.’s financial statements after this offering. Immediately following this offering, the noncontrolling interest of Switch, Ltd. will represent % of the outstanding Common Units calculated as follows (in thousands):

Total pro forma Switch, Inc. stockholders’ equity	$
Net liabilities attributable to Switch, Inc. controlling interest less:
Historical noncontrolling interest of Switch, Ltd.

Pro forma equity of Switch, Ltd.	$

Pro forma equity attributable to % noncontrolling interest of Switch, Inc.	$

The adjustment to additional paid-in capital for the acquisition of noncontrolling interest of Switch, Ltd. (see Note (5)) is as follows (in thousands):

Switch, Ltd. members’ equity held by the noncontrolling interest holders prior to the offering and Transactions	$
Less: Pro forma equity attributable to % noncontrolling interest of Switch, Ltd.

Adjustment to additional paid-in capital	$

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2016

	Switch, Ltd. and Subsidiaries Actual	Transaction Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments		Switch, Inc. Pro Forma
	(in thousands, except per unit/share data)
Revenue	$318,352	$		$	$		$
Cost of revenue	168,844

Gross profit	149,508
Selling, general and administrative expense	71,420
Impact fee expense	27,018

Income from operations	51,070
Other income (expense):
Interest expense	(10,836)		(3)
Equity in net earnings (losses) of investments	(10,138)
Impairment of notes receivable	(2,371)
Gain on lease termination	2,801
Other	842

Total other income (expense)	(19,702)

Income before income tax expense	31,368
Income tax expense	—		(1)

Net income	31,368
Less: net income attributable to noncontrolling interest	—		(2)

Net income attributable to Switch, Inc.	$31,368	$		$	$		$

Net income per unit/share:
Basic	$0.16					(4)	$

Diluted	$0.15						$

Weighted-average number of units/shares outstanding used in computing net income per unit:
Basic	199,047,070

Diluted	203,461,420

See accompanying notes to unaudited pro forma consolidated statements of income.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Three Months Ended March 31, 2017

	Switch, Ltd. and Subsidiaries Actual	Transaction Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments		Switch, Inc. Pro Forma
	(in thousands, except per unit/share data)
Revenue	$89,157	$		$	$		$
Cost of revenue	45,375

Gross profit	43,782
Selling, general and administrative expense	19,343

Income from operations	24,439
Other income (expense):
Interest expense	(4,020)		(3)
Equity in net earnings (losses) of investments	(441)
Other	350

Total other income (expense)	(4,111)

Income before income tax expense	20,328
Income tax expense	—		(1)

Net income	20,328
Less: net income attributable to noncontrolling interest	—		(2)

Net income attributable to Switch, Inc.	$20,328	$		$	$		$

Net income per unit/share:
Basic	$0.10					(4)	$

Diluted	$0.10						$

Weighted-average number of units/shares used in computing net income per unit/share:
Basic	199,776,051

Diluted	205,493,272

See accompanying notes to unaudited pro forma consolidated statements of income.

Notes to Unaudited Pro Forma Consolidated Statements of Income

(1)	Following the offering and the Transactions, Switch, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Switch, Ltd. As a result, the pro forma statements of income reflects an adjustment to provide for corporate income taxes at our estimated effective rate of %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. The operations of Switch, Ltd. are primarily conducted in the State of Nevada, which does not have a corporate level income tax.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	%
State and local rate	%
Rate benefit from flow-through entity	%

Pro forma effective tax rate	%

Tax rules generally require that pre-transaction built-in-gains are allocated back to the historical LLC members. Our effective tax rate includes a rate benefit attributable to the fact that, after the Transactions, approximately     % of Switch, Inc.’s earnings will not be subject to corporate level taxes as the applicable income tax expense will be incurred by, and be the obligation of, the members of Switch, Ltd. holding the noncontrolling interests. Thus, the pro forma effective tax rate on the portion of income attributable to Switch, Inc. is expected to be     %.

(2)	After the offering and the Transactions, Switch, Inc. will become the managing member of Switch, Ltd. and will have a minority economic interest in Switch, Ltd. but will have 100% of the voting power and control the management of Switch, Ltd. Immediately following the offering, the noncontrolling interest, representing the Continuing Members of Switch, Ltd. other than Switch, Inc., will be %. Net income attributable to the noncontrolling interest holders of Switch, Inc. represents % of income before provision for income taxes, as well as net income attributable to noncontrolling interest holders of Switch, Ltd.

(3)	Reflects increase in interest expense of $6.8 million for the year ended December 31, 2016 and $1.7 million for the three months ended March 31, 2017 assuming the $173.4 million in borrowings from the amended and restated credit agreement incurred in connection with the distribution that will be paid in June 2017 to Original Members as if such borrowing had occurred on January 1, 2016. The amended and restated credit agreement bears interest at a rate of 3.94% per annum, which is the weighted-average interest rate applicable on the date the amended and restated credit agreement was closed. A change in the interest rate of 0.125% would increase or decrease total interest expense by approximately $217,000 for the year ended December 31, 2016 and $54,000 for the three months ended March 31, 2017.

(4)	Pro forma basic income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average of shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average of shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of Class B and Class C common stock do not participate in earnings of Switch, Inc. As a result, the shares of Class B and Class C common stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma net income per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a technology infrastructure company powering the resilient and sustainable growth of the connected world and the Internet of Everything. Using our technology platform, we provide solutions to help enable that growth. At the center of our platform are our advanced data centers, which we design, build and operate to provide industry-leading power densities, cooling efficiency and physical security, while being powered by 100% renewable energy. These super scale data centers address the growing challenges facing the data center industry. Our critical infrastructure components in our data centers are purpose-built to satisfy customers’ needs, drive efficiency and enable the deployment of highly advanced computing technologies.

We presently own and operate three primary campus locations, called Primes, which encompass ten colocation facilities with an aggregate of up to 4.0 million gross square feet, or GSF, of space. Our Primes consist of the Core Campus in Las Vegas, Nevada; the Citadel Campus near Reno, Nevada; and the Pyramid Campus in Grand Rapids, Michigan. In addition, we recently announced our plan to develop a fourth Prime, the Keep Campus, in Atlanta, Georgia. In addition to our Primes, we hold a 50% ownership interest in SUPERNAP International, S.A., or SUPERNAP International, which has deployed facilities in Italy and Thailand. We have accounted for this ownership interest under the equity method of accounting.

We currently have more than 700 customers, including some of the world’s largest technology and digital media companies, financial institutions and telecommunications providers. Our business is based on a recurring revenue model comprised of (1) colocation, which includes the licensing of cabinet space and power; (2) connectivity services; and (3) other revenue consisting primarily of professional services. We consider these services recurring because our customers are generally billed on a fixed and recurring basis each month for the duration of their contract. We derive more than 95% of our revenue from recurring revenue streams and we expect to continue to do so for the foreseeable future. For the years ended December 31, 2015 and 2016 and the three months ended March 31, 2016 and 2017, our largest customer and its affiliates accounted for 14%, 13%, 13% and 10%, respectively, of our revenue.

Our non-recurring revenue is primarily comprised of installation services related to a customer’s initial deployment. These services are non-recurring because they are billed typically once, upon completion of the installation.

We have achieved significant growth in our business and have a track record of strong financial performance. On an annual basis, our revenue has grown from $166.8 million in 2013 to $318.4 million in 2016, representing a compounded annual growth rate, or CAGR, of 24.0%. We generated net income of $73.5 million and $31.4 million during the years ended December 31, 2015 and 2016, respectively, and $16.7 million and $20.3 million during the three months ended March 31, 2016 and 2017, respectively. Our net income for the year ended December 31, 2016 included a nonrecurring charge of $27.0 million related to our becoming an unbundled purchaser of energy. In 2015 and 2016, we generated Adjusted EBITDA of $141.9 million and $153.2 million, respectively, representing an Adjusted EBITDA margin of 53.4% and 48.1%, respectively. During the three months ended March 31, 2016 and 2017, we generated Adjusted EBITDA of $37.6 million and $47.1 million, respectively, representing an Adjusted EBITDA margin of 50.9% and 52.8%, respectively.

Key Metrics and Non-GAAP Financial Measures

We monitor the following unaudited key metrics and non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions.

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(dollars in thousands)
Recurring revenue	$258,736	$308,200	$72,179	$87,309
Capital expenditures	$190,113	$287,097	$50,115	$107,015
Customers	661	773	691	782
Adjusted EBITDA	$141,936	$153,173	$37,635	$47,089
Adjusted EBITDA margin	53.4%	48.1%	50.9%	52.8%

Recurring Revenue

We calculate recurring revenue as contractual revenue under signed contracts calculated in accordance with GAAP for the applicable period. Recurring revenue does not include any installation or other one-time revenue. Management uses recurring revenue as a supplemental performance measure because it provides a useful measure of increases in contractual revenue from our customers and provides a baseline revenue measure on which to plan expenses.

Capital Expenditures

We define capital expenditures as cash purchases of property and equipment during a particular period. We believe that capital expenditures is a useful metric because it provides information regarding the growth of our technology infrastructure platform and the potential to expand our services and add new customers.

Customers

We believe that the number of customers is a key metric because our ability to attract new customers and grow our customer base helps drive our success and is an important contributor to the growth in our revenue.

We define the number of customers at the end of any particular period as the number of parties or organizations that have entered into a contract with us for which the term has not ended. Each party, such as a company, an educational or government institution, or a distinct business unit of a large company, with which we have entered into a contract is considered to be a unique customer, which may result in more than one customer within a single organization.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income adjusted for interest expense, interest income, income taxes, depreciation and amortization and for specific and defined supplemental adjustments to exclude (i) non-cash equity-based compensation expense; (ii) equity in net earnings (losses) of investments; and (iii) certain other items that we believe are not indicative of our core operating performance, such as the impact fee expense related to our application to become an unbundled purchaser of energy and other gains and losses. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

See “Selected Historical Consolidated Financial and Other Data—Key Metrics and Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA margin as financial measures.

The following tables set forth reconciliations of our net income to Adjusted EBITDA for the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
Adjusted EBITDA:
Net income	$73,472	$31,368	$16,678	$20,328
Interest expense	7,682	10,836	2,197	4,020
Interest income(1)	(260)	(332)	(12)	(7)
Depreciation and amortization	55,355	66,591	15,311	20,037
Loss on disposal of property and equipment	1,307	1,994	133	20
Impact fee expense	—	27,018	—	—
Equity-based compensation	5,237	5,935	2,208	2,250
Equity in (net earnings) losses of investments	(821)	10,138	1,120	441
Loss on extinguishment of debt	212	—	—	—
Gain on sale of asset	(248)	—	—	—
Gain on lease termination	—	(2,801)	—	—
Impairment of notes receivable and interest receivable(2)	—	2,426	—	—

Adjusted EBITDA	$141,936	$153,173	$37,635	$47,089

(1)	Interest income is included in the “Other” line of other income (expense) in our consolidated statements of comprehensive income.
(2)	The write-off of interest income receivable pertaining to our notes receivable with Planet3, Inc. is included in the selling, general and administrative expense line in our consolidated statements of comprehensive income.

Components of Results of Operations

Revenue

We derive more than 95% of our revenue from recurring revenue streams, consisting primarily of (1) colocation, which includes the licensing of cabinet space and power; (2) connectivity services, which includes cross-connects, broadband services and external connectivity; (3) other revenue consisting primarily of certain professional services. The remainder of our revenue is from non-recurring revenue streams, which primarily includes installation and contract settlements.

Revenue from recurring revenue streams is generally billed monthly and recognized ratably over the period to which the service relates. Contracts with our customers generally have terms of three to five years. Non-recurring installation fees, although generally paid in a lump sum upon installation, are deferred and recognized ratably over the expected life of the installation, which was 73 months as of December 31, 2016. Revenue from connectivity services is recognized on a gross basis, primarily because we act as the principal in the transactions, take title to services and bear credit risk. Revenue from contract settlements, which result when a customer wishes to terminate their contract early, is recognized when no remaining performance obligations exist, to the extent that the revenue has not previously been recognized.

Cost of Revenue

Cost of revenue consists primarily of depreciation and amortization expense, expenses associated with the operations of our facilities, including electricity and other utility costs and repairs and maintenance, data center employees’ salaries and benefits, including equity-based compensation, connectivity costs, and rental payments related to our leased buildings and land used in data center operations. A substantial majority of our cost of revenue is fixed in nature and may not vary significantly from period to period, unless we expand our existing data centers or open new data centers. However, there are certain costs that are considered more variable in nature, including utilities and supplies that are directly related to growth in our existing and new customer base. We expect the cost of our utilities, specifically electricity, to decrease initially as we become an unbundled purchaser of energy and are able to purchase energy from the open market. The largest portion of our utility costs are fixed and a smaller portion is variable with market conditions.

Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by various factors, including customer growth, the expansion of our existing data centers or opening of new data centers, and the cost of our utilities, specifically electricity. Our gross margin may fluctuate from period to period depending on the interplay of these factors.

Operating Expenses

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of salaries and related expenses, including equity-based compensation, accounting, legal and other professional service fees, real estate property taxes, rental payments related to our corporate office lease, marketing and selling expenses, including sponsorships, commissions paid to partners, travel, depreciation and amortization expense, insurance, and other facility and employee related costs. We expect to incur additional selling, general and administrative expenses as we continue to scale our operations to invest in sales and marketing initiatives to further increase our revenue and support our growth. Following the completion of this offering, we also expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services. As a result, we expect that our selling, general and administrative expense will increase in absolute dollars but may fluctuate as a percentage of our revenue from period to period.

Impact Fee Expense

In September 2016, we filed an application with the Public Utilities Commission of Nevada, or PUCN, to become an unbundled purchaser of energy, capacity and ancillary services from a new provider of electric resources. The application was approved in December 2016 and we elected to pay the impact fee to NV Energy, our former energy provider, of $27.0 million in a lump sum by the earlier of August 1, 2017 or the date by which we are able to secure all necessary rights and contracts, including our Network Integration Transmission Service agreements with NV Energy and other compliance items. As there was no future economic benefit to us from the impact fee, it was recognized as an expense in December 2016. The impact fee was paid in May 2017. We do not expect to incur a similar fee in future periods.

Other Income (Expense) Items

Interest Expense

Interest expense consists primarily of interest on our credit facilities and amortization of debt issuance costs.

Equity in Net Earnings (Losses) of Investments

Equity in net earnings (losses) of investments primarily consists of our share of results of operations from our equity method investments. We currently hold two investments, SUPERNAP International and Planet3, Inc., or Planet3. Our investments in SUPERNAP International and Planet3 were accounted for under the equity method of accounting through March 31, 2017 and December 31, 2016, respectively, and our share of their results of operations are included within equity in net earnings (losses) of investments for each applicable period presented. As of March 31, 2017, the carrying value of our investment in SUPERNAP International was reduced to zero as a result of recording our share of its losses. As of December 31, 2016, we determined an other than temporary loss in the value of our investment in Planet3 had occurred, and we therefore fully impaired its carrying value. Accordingly, we discontinued the equity method of accounting for our investments in SUPERNAP International and Planet3 as of March 31, 2017 and December 31, 2016, respectively, and will not provide for additional losses until our share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended.

Other

Other (expense) income items primarily consist of other items that have impacted our results of operations such as loss on extinguishment of debt resulting from termination and full repayment of previously held debt obligations, impairment of notes receivable and gains and losses resulting from other transactions.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
			(unaudited)
Consolidated Statements of Income Data:
Revenue	$265,870	$318,352	$73,966	$89,157
Cost of revenue	141,060	168,844	37,376	45,375

Gross profit	124,810	149,508	36,590	43,782
Operating expenses:
Selling, general and administrative expense	45,251	71,420	16,777	19,343
Impact fee expense	—	27,018	—	—

Income from operations	79,559	51,070	19,813	24,439
Other income (expense):
Interest expense	(7,682)	(10,836)	(2,197)	(4,020)
Equity in net earnings (losses) of investments	821	(10,138)	(1,120)	(441)
Loss on extinguishment of debt	(212)	—	—	—
Gain on sale of asset	248	—	—	—
Impairment of notes receivable	—	(2,371)	—	—
Gain on lease termination	—	2,801	—	—
Other	738	842	182	350

Total other income (expense)	(6,087)	(19,702)	(3,135)	(4,111)

Net income	$73,472	$31,368	$16,678	$20,328

The following table sets forth the consolidated statements of income data for each of the periods presented as a percentage of revenue. Amounts may not sum due to rounding.

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Consolidated Statements of Income, as a percentage of revenue:
Revenue	100%	100%	100%	100%
Cost of revenue	53	53	51	51

Gross profit	47	47	49	49
Operating expenses:
Selling, general and administrative expense	17	22	23	22
Impact fee expense	—	8	—	—

Income from operations	30	16	27	27
Other income (expense):
Interest expense	(3)	(3)	(3)	(5)
Equity in net earnings (losses) of investments	—	(3)	(2)	—
Loss on extinguishment of debt	—	—	—	—
Gain on sale of asset	—	—	—	—
Impairment of notes receivable	—	(1)	—	—
Gain on lease termination	—	1	—	—
Other	—	—	—	—

Total other income (expense)	(2)	(6)	(4)	(5)

Net income	28%	10%	23%	23%

Comparison of the Three Months Ended March 31, 2016 and 2017

Revenue

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(in thousands, except percentage)
Revenue	$73,966	$89,157	$15,191	21%

Revenue increased by $15.2 million, or 21%, for the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The increase in revenue was primarily driven by an increase in the sale of our services to both our existing customers and new customers during the period due to the buildout and expansions of our Core Campus facilities throughout 2016, and the opening of our first facilities in our Pyramid and Citadel Campuses in June 2016 and November 2016, respectively, resulting in a $12.6 million increase in colocation revenue and a $2.3 million increase in connectivity revenue.

Cost of Revenue and Gross Margin

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(in thousands, except percentages)
Cost of revenue	$37,376	$45,375	$7,999	21%
Gross margin	49%	49%

Cost of revenue increased by $8.0 million, or 21%, for the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The increase was directly related to additional colocation and connectivity services primarily attributable to the Core, Citadel and Pyramid Campus buildout and expansions. The increase resulted primarily from a $4.5 million increase in depreciation and amortization costs primarily due to an increase in data center facilities and a $0.9 million increase in connectivity costs. In addition, there was a $2.2 million increase in facilities cost due to increased power usage by the data centers. Gross margin remained constant for the three months ended March 31, 2017, compared to the three months ended March 31, 2016.

Selling, General and Administrative Expense

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(in thousands, except percentage)
Selling, general and administrative expense	$16,777	$19,343	$2,566	15%

Selling, general and administrative expense increased by $2.6 million, or 15%, for the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The increase was primarily attributable to a $1.7 million increase in salaries and related expenses primarily due to an increase in headcount, a $0.6 million increase in bad debt expense due to the increase in aging of receivables and a $0.3 million increase in taxes.

Other Income (Expense)

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(in thousands, except percentages)
Other income (expense):
Interest expense	$(2,197)	$(4,020)	$(1,823)	83%
Equity in net earnings (losses) of investments	(1,120)	(441)	679	(61)
Other	182	350	168	92

Interest Expense

Interest expense increased by $1.8 million to $4.0 million for the three months ended March 31, 2017, compared to $2.2 million for the three months ended March 31, 2016. The change was primarily driven by an increase in our outstanding long-term debt from $300.2 million as of March 31, 2016 to $539.7 million as of March 31, 2017.

Equity in Net Earnings (Losses) of Investments

Equity in net earnings (losses) of investments was $0.4 million in net losses for the three months ended March 31, 2017, compared to $1.1 million of net losses for the three months ended March 31, 2016. The net losses of $0.4 million for the three months ended March 31, 2017 are related to the financial performance of our equity method investment in SUPERNAP International. As of December 31, 2016, we determined an other than temporary loss in the value of our investment in Planet3 had occurred, and we therefore fully impaired its carrying value. Accordingly, we discontinued the equity method of accounting for our investment in Planet3 as of December 31, 2016 and will not provide for additional losses until our share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended. We recognized our share of net losses related to our equity method investments in SUPERNAP International and Planet3 of $0.4 million and $0.7 million, respectively, during the three months ended March 31, 2016 due to the financial performance of these two entities.

Comparison of the Years Ended December 31, 2015 and 2016

Revenue

	Years Ended December 31,		Change
	2015	2016	Amount	%
	(in thousands, except percentage)
Revenue	$265,870	$318,352	$52,482	20%

Revenue increased by $52.5 million, or 20%, for the year ended December 31, 2016, compared to the year ended December 31, 2015. The increase in revenue was primarily driven by an increase in the sale of our services to both our existing customers and new customers during the period due to the buildout and expansion of our Core Campus throughout 2015 and 2016 and the opening of our first facilities in our Pyramid and Citadel Campuses in 2016, resulting in a $42.6 million increase in colocation revenue, a $8.2 million increase in connectivity revenue and a $1.4 million increase in professional services revenue.

Cost of Revenue and Gross Margin

	Years Ended December 31,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Cost of revenue	$141,060	$168,844	$27,784	20%
Gross margin	47%	47%

Cost of revenue increased by $27.8 million, or 20%, for the year ended December 31, 2016, compared to the year ended December 31, 2015. The increase was related to the costs incurred to provide additional colocation and connectivity services to customers. The increase resulted primarily from a $10.5 million increase in depreciation and amortization costs attributable to the Core, Pyramid, and Citadel Campus buildout and expansions, a $7.7 million increase in direct labor costs from an increase in headcount and a $7.0 million increase in connectivity costs resulting from our growth in operations. In addition, there was a $2.0 million increase in facilities costs and a $0.5 million increase in rent expense primarily due to our Pyramid Campus data center going into service in June 2016. Gross margin remained constant for the year ended December 31, 2016, compared to the year ended December 31, 2015.

Operating Expenses

	Years Ended December 31,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Selling, general and administrative expense	$45,251	$71,420	$26,169	58%
Impact fee expense	—	27,018	27,018	NM

Total operating expenses	$45,251	$98,438	$53,187	118%

NM – Not meaningful

Selling, General and Administrative

Selling, general and administrative expense increased by $26.2 million, or 58%, for the year ended December 31, 2016, compared to the year ended December 31, 2015. The increase was primarily attributable to an $11.4 million increase in salaries and related expenses, primarily due to an increase in headcount. In addition, there were increases in costs due primarily to the expansions of our Citadel and Pyramid Campuses prior to their opening that are not attributable to cost of revenue, including a $3.8 million increase in rent expense and a $1.3 million increase in taxes. The increase in selling, general and administrative expense is also attributable to a $2.6 million increase in expenses consisting primarily of employee meals and training costs due to the increase in headcount, a $2.3 million increase in marketing and selling costs primarily related to sponsorships at various events, a $1.3 million increase in commissions paid to partners due to increased customer referral activity, a $1.4 million increase in depreciation expense, a $1.1 million increase in legal and accounting services and a $1.0 million increase in travel expenses related to the construction projects for the Citadel and Pyramid Campuses.

Impact Fee Expense

Impact fee expense was $27.0 million for the year ended December 31, 2016, compared to zero for the year ended December 31, 2015. We filed an application with the PUCN to become an unbundled purchaser of energy, capacity and ancillary services from a new provider of electric resources, which was approved in December 2016. There was no such activity in 2015.

Other Income (Expense)

	Years Ended December 31,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Other income (expense):
Interest expense	$(7,682)	$(10,836)	$(3,154)	41%
Equity in net earnings (losses) of investments	821	(10,138)	(10,959)	NM
Loss on extinguishment of debt	(212)	—	212	NM
Gain on sale of asset	248	—	(248)	NM
Impairment of notes receivable	—	(2,371)	(2,371)	NM
Gain on lease termination	—	2,801	2,801	NM
Other	738	842	104	14

NM – Not meaningful

Interest Expense

Interest expense increased by $3.2 million to $10.8 million for the year ended December 31, 2016, compared to $7.7 million for the year ended December 31, 2015. The change was primarily driven by an increase in our outstanding long-term debt from $292.5 million as of December 31, 2015 to $472.1 million as of December 31, 2016.

Equity in Net Earnings (Losses) of Investments

Equity in net earnings (losses) of investments was net losses of $10.1 million for the year ended December 31, 2016, compared to net earnings of $0.8 million for the year ended December 31, 2015. The change was due to the financial performance of SUPERNAP International and Planet3, our equity method investments in which we share in the losses and earnings of these entities. During 2015,

SUPERNAP International recognized $10.0 million in revenue under a license agreement with a Thailand joint venture. During 2016, both of our equity method investment entities incurred net losses and in addition, we recorded an impairment for the full carrying value of our investment in Planet3 of $4.4 million.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $0.2 million for the year ended December 31, 2015 related to the May 2015 termination and full repayment of our previous credit facilities. There was no such extinguishment of debt in 2016.

Gain on Sale of Asset

Gain on sale of asset of $0.2 million for the year ended December 31, 2015 related to a gain on the sale of land owned by one of our wholly owned subsidiaries. There was no such gain in 2016.

Impairment of Notes Receivable

Impairment of notes receivable was $2.4 million for the year ended December 31, 2016 due to a full impairment in 2016 of the carrying value of notes receivable from Planet3. There was no such impairment in 2015.

Gain on Lease Termination

Gain on lease termination was $2.8 million for the year ended December 31, 2016 related to a gain in 2016 resulting from the termination of a customer’s lease of land for the development of office space on our Citadel Campus. There was no such activity in 2015.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of income data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements included in this prospectus.

	Three Months Ended
	Mar. 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017
	(in thousands)
Consolidated Statements of Income:
Revenue	$60,919	$64,314	$67,794	$72,843	$73,966	$80,832	$81,666	$81,888	$89,157
Cost of revenue	31,421	35,394	39,045	35,200	37,376	40,984	47,029	43,455	45,375

Gross profit	29,498	28,920	28,749	37,643	36,590	39,848	34,637	38,433	43,782
Operating expenses
Selling, general and administrative expense	10,467	11,109	11,306	12,369	16,777	17,506	18,225	18,912	19,343
Impact fee expense	—	—	—	—	—	—	—	27,018	—

Income (loss) from operations	19,031	17,811	17,443	25,274	19,813	22,342	16,412	(7,497)	24,439
Other income (expense):
Interest expense	(1,573)	(1,865)	(2,182)	(2,062)	(2,197)	(2,379)	(2,273)	(3,987)	(4,020)
Equity in net earnings (losses) of investments	(878)	4,333	(1,527)	(1,107)	(1,120)	(1,436)	(1,260)	(6,322)	(441)
Loss on extinguishment of debt	—	(212)	—	—	—	—	—	—	—
Gain on sale of asset	—	—	248	—	—	—	—	—	—
Impairment of notes receivable	—	—	—	—	—	—	—	(2,371)	—
Gain on lease termination	—	—	—	—	—	—	2,801	—	—
Other	287	50	175	226	182	8	246	406	350

Total other income (expense)	(2,164)	2,306	(3,286)	(2,943)	(3,135)	(3,807)	(486)	(12,274)	(4,111)

Net income (loss)	$16,867	$20,117	$14,157	$22,331	$16,678	$18,535	$15,926	$(19,771)	$20,328

	Three Months Ended
	Mar. 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017
Consolidated Statements of Income as a percentage of revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	52	55	58	48	51	51	58	53	51

Gross profit	48	45	42	52	49	49	42	47	49
Operating expenses
Selling, general and administrative expense	17	17	17	17	23	22	22	23	22
Impact fee expense	—	—	—	—	—	—	—	33	—

Income (loss) from operations	31	28	26	35	27	28	20	(9)	27
Other income (expense):
Interest expense	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(5)	(5)
Equity in net earnings (losses) of investments	(1)	7	(2)	(2)	(2)	(2)	(2)	(8)	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—
Gain on sale of asset	—	—	—	—	—	—	—	—	—
Impairment of notes receivable	—	—	—	—	—	—	—	(3)	—
Gain on lease termination	—	—	—	—	—	—	3	—	—
Other	—	—	—	—	—	—	—	—	—

Total other income (expense)	(4)	4	(5)	(4)	(4)	(5)	(1)	(15)	(5)

Net income (loss)	28%	31%	21%	31%	23%	23%	20%	(24)%	23%

Quarterly Trends in Revenue

Our quarterly revenue increased in each period presented primarily due to an increase in the sale of our services as a result of the construction and expansion of our data centers, increasing brand awareness and the success of our sales efforts with existing customers and new customers. Our revenue increased in the three months ended September 30, 2015, December 31, 2015, June 30, 2016 and March 31, 2017 due primarily to the timing of modular deployments of our data centers.

Quarterly Trends in Cost of Revenue and Operating Expenses

Our cost of revenue has increased over time as a result of our growth, primarily related to increased personnel-related costs due to increase in headcount and increased infrastructure costs to support our expanded operations and our continued investment in our services. Our cost of revenue has tended to be seasonal with increased costs primarily in the summer months due to increased energy costs.

Our operating expenses have increased sequentially as a result of our growth, primarily related to increased personnel-related costs due to increase in headcount and increases in administrative and marketing expenses to support the expansion of our business and our continued investment in our growth. We experienced significant increases in operating expenses in the fourth quarter of 2016 due to the impact fee expense incurred as a result of the approval of our application with the PUCN to become an unbundled purchaser of energy, capacity and ancillary services from a new provider of electric resources. Our increase in selling, general, and administrative expense beginning in the three months ended March 31, 2016 was primarily driven by increased salaries and related expenses due to increased headcount and the costs of expanding our Citadel and Pyramid Campuses prior to their opening that are not attributable to cost of revenue.

Liquidity and Capital Resources

As of March 31, 2017, we had $21.7 million of cash. As of March 31, 2017, our total indebtedness was comprised of debt and financing obligations totaling $563.2 million consisting of (i) $539.7 million of principal from our credit facilities (net of deferred debt issuance costs), as defined below, respectively, and (ii) $23.5 million from our capital lease obligations. As of March 31, 2017, we had access to $165.7 million in additional liquidity from our revolving credit facility. We believe we have sufficient cash and access to liquidity, coupled with anticipated cash generated from operating activities, to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, including repayment of the current portion of our debt as it becomes due and completion of our development projects. We plan to continue to finance our operations and capital expenditures from customers paying for our services, through the use of our credit facilities and through the proceeds of this offering.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(unaudited)
Cash provided by operating activities	$129,281	$166,065	$41,506	$43,429
Cash used in investing activities	(196,344)	(292,001)	(51,402)	(108,401)
Cash provided by financing activities	67,693	134,457	4,295	63,968

Net increase (decrease) in cash and cash equivalents	$630	$8,521	$(5,601)	$(1,004)

Cash Flows from Operating Activities

Cash from operating activities is primarily generated from operating income from our colocation and connectivity activities.

During the three months ended March 31, 2017, cash provided by operating activities was $43.4 million, which consisted of net income of $20.3 million, adjusted by non-cash charges of $23.5 million and a net change of $0.4 million in our operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $20.0 million, equity-based compensation of $2.3 million, bad debt expense of $0.5 million and equity in losses of investments of $0.4 million. The change in our net operating assets and liabilities was primarily due to a $6.2 million decrease in accrued expenses primarily due to payments for vendor-related accruals, accrued power usage and accrued payroll liabilities and a $4.2 million increase in accounts receivable due to an increase in the number and amount of customer invoices during the period, partially offset by a $4.7 million increase in accounts payable due to the timing of invoices from vendors and related payments and a $5.3 million increase in deferred revenue due to the timing of billings and cash received in advance of revenue recognition primarily for recurring revenue.

During the three months ended March 31, 2016, cash provided by operating activities was $41.5 million, which consisted of net income of $16.7 million, adjusted by non-cash charges of $18.9 million and a net change of $5.9 million in our operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $15.3 million, equity-based compensation of $2.2 million, and equity in losses of investments of $1.1 million. The change in our net operating assets and liabilities was primarily due to a $1.7 million increase in deferred revenue due to the timing of billings and cash received in advance of revenue recognition primarily for recurring revenue. In addition, the change was due to a $1.3 million increase in accrued expenses primarily driven by an increase in payroll liabilities due to the timing of payments, a $1.2 million decrease in prepaid expenses and other assets due primarily to the timing of payments for prepaid taxes and prepaid maintenance, and a $0.7 million increase in accounts payable due to the timing of invoices from vendors and related payments, and a $0.6 million decrease in accounts receivable due to an increase in advance payments from customers.

During the year ended December 31, 2016, cash provided by operating activities was $166.1 million, which consisted of net income of $31.4 million, adjusted by non-cash charges of $89.0 million and a net change of $45.7 million in our operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $66.6 million, impairment of our investment in Planet3 of $7.7 million, equity-based compensation of $5.9 million, equity in losses of investments of $5.8 million, loss on disposal of property and equipment of $2.0 million and amortization of debt issuance costs of $0.9 million. The change in our net operating assets and liabilities was primarily due to an increase in accrued impact fee expense of $27.0 million as a result of the approval of our application to become an unbundled purchaser of electric resources to power our data centers, an increase of $12.0 million in deferred revenue and customer deposits due to the timing of billings and cash received in advance of revenue recognition primarily for recurring revenue, a $7.5 million increase in accrued expenses primarily due to an increase in vendor-related accruals and accrued payroll liabilities, partially offset by a $1.1 million increase in accounts receivable due to an increase in the number and amount of customer invoices during the period.

During the year ended December 31, 2015, cash provided by operating activities was $129.3 million, which consisted of net income of $73.5 million, adjusted by non-cash items of $61.8 million and a net change of $6.0 million in our operating assets and liabilities. The non-cash items are primarily comprised of depreciation and amortization of $55.4 million, equity-based compensation of $5.2 million, loss on disposal of property and equipment of $1.3 million and amortization of debt issuance costs of $0.6 million, partially offset by equity in net earnings of investments of $0.8 million. The change in our net operating assets and liabilities was primarily due to an increase of $4.5 million in prepaid expenses and other assets primarily due to increase in prepaid maintenance and other receivable, a decrease of $1.2 million in accounts payable due to the timing of invoices from vendors and related payments, and a $3.6 million increase in accounts receivable due to an increase in the number and amount of customer invoices during the period. These changes were partially offset by an increase of $2.9 million in deferred revenue and customer deposits due to the timing of billings and cash received in advance of revenue recognition primarily for recurring revenue.

As of June 1, 2017, we became an unbundled purchaser of energy. We expect to receive benefits in the form of lower energy costs going forward.

Cash Flows from Investing Activities

During the three months ended March 31, 2017, cash used in investing activities was $108.4 million, primarily consisting of capital expenditures of $107.0 million related to the expansion of our data center facilities and $1.4 million in cash outflow for an escrow deposit primarily related to the purchase of real property, improvements and personal property, which closed in April 2017.

During the three months ended March 31, 2016, cash used in investing activities was $51.4 million, primarily consisting of capital expenditures of $50.1 million related to the expansion of our data center facilities and an additional investment of $1.5 million in Planet3.

During the year ended December 31, 2016, cash used in investing activities was $292.0 million, primarily consisting of capital expenditures of $287.1 million related to the expansion of our data center facilities, purchases of notes receivable of $3.0 million, and an additional investment of $1.5 million in Planet3.

During the year ended December 31, 2015, cash used in investing activities was $196.3 million, primarily consisting of capital expenditures of $190.1 million related to the expansion of our data center facilities and our investment of $6.5 million in Planet3. These outflows were partially offset by proceeds from the sale of property and equipment of $1.2 million.

Cash Provided by Financing Activities

During the three months ended March 31, 2017, cash provided by financing activities was $64.0 million, consisting of $70.0 million in proceeds from borrowings made on our credit facilities, partially offset by $3.5 million in distributions to members and repayments of long-term debt of $2.5 million.

During the three months ended March 31, 2016, cash provided by financing activities was $4.3 million, consisting of $10.0 million in proceeds from borrowings made on our credit facilities, partially offset by $3.2 million in distributions to members and repayments of long-term debt of $2.5 million.

During the year ended December 31, 2016, cash provided by financing activities was $134.5 million, primarily consisting of $189.0 million in proceeds from borrowings made on our credit facilities, partially offset by distributions to members of $28.1 million, repurchases of member unit options of $15.1 million, and repayments of long-term debt of $10.0 million.

During the year ended December 31, 2015, cash provided by financing activities was $67.7 million, primarily consisting of $321.9 million proceeds from borrowings made on our credit facilities, partially offset by repayments of long-term debt of $223.6 million, distributions to members of $20.5 million, payment of long-term deposits of $4.4 million in connection with an agreement whereby our principal provider of power will design, construct, maintain and own a substation and related feeders that will service the development of future data center facilities on our Core Campus, payment of debt issuance costs of $2.8 million, taxes paid for net settlement of exercised options of $1.6 million, and repurchases of member unit options of $1.4 million.

Outstanding Indebtedness

On May 5, 2015, we entered into a credit agreement with Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders, which replaced our previous $250.0 million credit agreement. The credit agreement consisted of a $200.0 million term loan facility and a $400.0 million revolving credit facility, each with a term of five years.

Upon satisfying certain conditions, the credit agreement provided that we could increase the amount available for borrowing under the credit facilities no more than five times (up to an additional $125.0 million in total) during the term of the credit agreement. On May 2, 2016, we amended the credit agreement to increase the aggregate amount available for borrowing under the facilities by an additional $125.0 million and to modify certain other terms and conditions.

The facilities are collateralized by substantially all of our tangible and intangible personal property and guaranteed by certain of our wholly owned subsidiaries. Interest on the facilities is calculated based on a base rate plus the applicable margin or a LIBOR rate plus the applicable margin, at our election. Interest calculations are based on 365/366 days for a base rate loan and 360 days for a LIBOR loan. Base rate interest payments are due and payable in arrears on the last day of each calendar quarter, beginning December 31, 2015. LIBOR rate interest payments are due and payable on the last day of each selected interest period (not to extend beyond three-month intervals).

The facilities have, among other things, financial and other covenants. As of March 31, 2017, the maximum consolidated total leverage ratio was 4.00 to 1.00 and the minimum consolidated fixed charge coverage ratio was 1.50 to 1.00. The maximum consolidated total leverage ratio is subject to change periodically for future fiscal quarters. We were in compliance with these covenants as of March 31, 2017.

The terms of the facilities limit our ability, among other things, to return capital to equity interest holders, grant liens on its assets and incur additional debt.

Since March 31, 2017, our outstanding indebtedness increased by approximately $96 million. Additionally, on June 27, 2017, we amended and restated the former credit agreement to, among other things, increase our availability to $462 million. For a description of the amended and restated credit agreement, see “Description of Certain Indebtedness”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements for any of the periods presented.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016 (in thousands):

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Long-term debt, principal(1)	$15,000	$40,000	$419,300	$—	$474,300
Long-term debt, interest(2)	13,668	25,778	4,270	—	43,716
Capital lease obligations(3)	5,896	4,016	4,367	33,636	47,915
Operating leases(4)	5,340	10,095	7,603	59,367	82,405
Other contractual commitments(5)	164,682	10,532	4,090	27,113	206,417

Total	$204,586	$90,421	$439,630	$120,116	$854,753

(1)	Represents principal payments only. We will pay interest on outstanding indebtedness based on the rates and terms summarized in Note 6 “Long-term Debt” to our consolidated financial statements.
(2)	Represents interest expected to be incurred on our long-term debt based on obligations outstanding at December 31, 2016.
(3)	Represents principal and interest. See Note 7 “Leases” to our consolidated financial statements.
(4)	Represents minimum operating lease payments, excluding potential lease renewals. See Note 7 “Leases” to our consolidated financial statements.
(5)	Represents primarily construction-related purchase orders for our data centers. Amounts also include the impact fee liability discussed above and estimated payments under renewable energy power purchase agreements. See Note 9 “Commitments and Contingencies” to our consolidated financial statements.

In January 2017, we entered into an expansion and five-year term extension on one of our operating leases, which resulted in an increase to future minimum lease payment obligations of $7.5 million over the new term.

On March 8, 2017, we entered into a firm power purchase agreement of electricity to purchase a minimum of 40 MW per energy hour for a term of 36 months, or a minimum purchase commitment of $33.4 million during the term, starting June 1, 2017.

In April 2017, we purchased approximately 25.1 acres of real property, improvements and personal property located near our Citadel Campus for a purchase price of $6.2 million. In June 2017, we purchased approximately 68.3 acres and 16 acres of land in Atlanta, Georgia for a purchase price of $2.4 million and $1.3 million, respectively, for our planned Keep Campus.

Since December 31, 2016, our outstanding indebtedness increased by $163.7 million.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, primarily in interest rates related to our debt obligations.

Interest Rate Risk

Our primary exposure to market risk is interest rate risk associated with our long-term debt. We evaluate our exposure to market risk by monitoring interest rates in the marketplace. We attempt to limit our exposure to interest rate risk by managing the mix of our borrowings and through our normal operating and financing activities. Borrowings under our credit agreement as of December 31, 2016 and March 31, 2017 bear interest at a margin above LIBOR or base rate (each as defined in the credit agreement) as selected by us. We had $472.1 million and $539.7 million of outstanding borrowings under our facilities as of December 31, 2016 and March 31, 2017, respectively. During the years ended December 31, 2015 and, 2016 and the three months ended March 31, 2017, the effect of a hypothetical 100 basis point increase or decrease in overall interest rates would not have had a material impact on our interest expense due to changes in interest rates.

We had cash and cash equivalents of $14.2 million, $22.7 million and $21.7 million as of December 31, 2015 and 2016, and March 31, 2017, respectively. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce our future interest income. During the years ended December 31, 2015 and 2016 and the three months ended March 31, 2017, the effect of a hypothetical 100 basis point increase or decrease in overall interest rates would not have had a material impact on our interest income.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to the lack of communication and information sharing within various parts of our organization, which resulted in our recording out-of-period adjustments to our consolidated financial statements during the year ended December 31, 2016. We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including policies and procedures to improve our ability to communicate and share information in a timely manner, as well as designing and implementing improved processes and internal controls. In addition, we are formalizing our internal control documentation and strengthening supervisory reviews by our management.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We derive more than 95% of our revenue from recurring revenue streams, consisting primarily of (1) colocation, which includes the licensing of cabinet space and power; (2) connectivity services; and (3) other revenue consisting primarily of professional services. The remainder of our revenue is from non-recurring revenue streams, such as installation and contract settlements. We commence revenue recognition for our services when all of the following criteria are met:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

Revenue from recurring revenue streams are generally billed monthly and recognized ratably over the period to which the service relates. Contracts with our customers generally have terms of three to five years. Non-recurring installation fees, although generally paid in a lump sum upon installation, are deferred and recognized ratably over the expected life of the installation. Revenue from connectivity services is recognized on a gross basis primarily because we act as the principal in the transactions, take title to services and bear credit risk. Revenue from contract settlements, which result when a customer wishes to terminate their contract early, is recognized when no remaining performance obligations exist, to the extent that the revenue has not previously been recognized.

Multiple Element Arrangements

We enter into multiple element revenue arrangements in which a customer may purchase a combination of the right to use network capacity (e.g., conduit and fiber optic cables), maintenance services and colocation services. Terms of performance, cancellation, termination or refunds in these arrangements are similar to those for individual stand-alone deliverables. The services we offer under these revenue arrangements qualify as separate units of accounting. Multiple deliverables within revenue arrangements are allocated to separate units of accounting if the deliverables meet both of the following criteria:

•	the delivered items have value to the customer on a stand-alone basis. The items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis; and

•	if the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in our control.

At the inception of a multiple element arrangement, we must: (1) determine whether and when each unit of accounting has been delivered or performed; (2) determine the fair value of each unit of accounting using the selling price hierarchy of vendor-specific evidence of fair value, or VSOE, third-party evidence, or TPE, or our best estimate of the selling price, or BESP; and (3) allocate the total price among the various units of accounting using the relative selling price method. Once the total price has been allocated among the various units of accounting, revenue is recognized on a monthly basis over the term of the agreement when the relevant revenue recognition criteria are met for each element, which is upon acceptance or use of the services by the customer.

VSOE generally exists when the deliverable is sold separately; however, in certain instances VSOE cannot be established if the deliverable cannot be priced within a narrow range or has a limited sales history. When VSOE cannot be established, the selling price for each element is established based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. When the selling price is not able to be established using VSOE or TPE, BESP is used in the allocation of arrangement consideration. BESP is our best estimate of the price at which a product or service would be sold if it were sold on a stand-alone basis. We determine BESP for a service by considering multiple factors including, but not limited to, pricing practices, market conditions, competitive landscape, type of customer, geographies, internal costs and gross margin objectives. Revenue is allocated to rights to use network capacity and related colocation services and maintenance services under these arrangements based on TPE. Revenue allocated to other colocation services provided under these arrangements is based on VSOE.

Equity-Based Compensation

We measure equity-based compensation cost at the grant date for all equity-based awards made to employees and members based on the fair value of the awards, and recognize as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

We grant incentive units equity awards to our employees and members and these equity awards generally have only a service condition. The service-based condition of our equity awards generally is satisfied over a period of up to five years. We use the Black-Scholes option-pricing model to determine the fair value of our equity awards.

We estimate the fair value of our equity-based awards using the Black-Scholes option pricing model, which requires the input of highly complex and subjective variables. Our assumptions are as follows:

•	Expected volatility. As we have not been a public company and do not have a trading history for our member equity units, the expected price volatility of the member equity units is estimated by analyzing the volatility of companies in the same industry and selecting volatility within the range.

•	Risk-free interest rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the equity awards.

•	Expected term. The expected term of the equity award is calculated by analyzing the historical exercise data and obtaining the weighted average of the holding period for the equity awards.

•	Expected dividend yield. The expected dividend rate is determined at the grant date for each equity award.

We will continue to use judgment in evaluating the expected volatility and expected terms used for our equity-based compensation calculations on a prospective basis.

Because our member units are not publicly traded, we must estimate the fair value of our member equity units. Historically, for all periods prior to this offering, the fair values of member equity units were estimated on each grant date by our board of managers. In order to determine the fair value of our member equity units, our board of managers considered, among other things, contemporaneous valuations of our member equity units prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Guide. Our board of managers exercised reasonable judgment and considered several objective and subjective factors to determine the best estimate of the fair value of our member equity units including:

•	our historical and expected operating and financial performance;

•	current business conditions;

•	our stage of development and business strategy;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions and the nature and history of our business;

•	market multiples of comparable companies in our industry;

•	the lack of an active public market for our equity units;

•	the market performance of comparable publicly traded peer companies; and

•	macroeconomic conditions.

In determining the fair value of our member equity units, we estimated the enterprise value of our business primarily using a weighted average approach of a combination of the following three methods: (i) publicly traded data center company multiples; (ii) data center precedent transaction multiples; and (iii) the discounted cash flow method based on our five-year forecast. The weighting of these three methods varied over time. Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events.

For equity awards after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

We recorded equity-based compensation expense of $5.2 million, $5.9 million, $2.2 million and $2.3 million for the years ended December 31, 2015 and 2016, and the three months ended March 31, 2016 and 2017, respectively. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our equity-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding equity awards as of March 31, 2017 was $                 million based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” for more information.

BUSINESS

What We Are

Switch is a technology infrastructure company powering the sustainable growth of the connected world and the Internet of Everything. Our mission is to enable the advancement of humanity by creating smart, resilient and sustainable infrastructure solutions that support the most innovative technology ecosystems.

Company Overview

We believe the future of the connected world depends on the sustainable and cost-effective growth of the internet and the services it enables. Using our technology platform, we provide solutions to help enable that growth. We are a pioneer in the design, construction and operation of what we believe are the world’s most reliable, secure, resilient and sustainable data centers. Our advanced data centers are the center of our platform and provide industry-leading power densities, cooling efficiency and physical security, while being powered by 100% renewable energy. Two of our data centers are the only carrier-neutral colocation facilities in the world to be certified Tier IV Design, Tier IV Facility and Tier IV Gold in Operational Excellence. While these certifications have been the highest classifications available in the industry, we are building our current facilities to our proprietary Tier 5 Platinum standards, which exceed Tier IV standards. Our platform has powerful network effects and nurtures a rich technology ecosystem that benefits its participants. We further enhance these benefits as we innovate and expand our platform ecosystem. We currently have more than 700 customers, including some of the world’s largest technology and digital media companies, financial institutions and telecommunications providers.

The growing nexus between internet connectivity, internet-based services, data and analytics, and the advancement of computational processing power is rapidly expanding the amount of data that enterprises can access and manage. At the same time, the Internet of Everything is exponentially expanding the available data sources, as utility grids, automobiles, aircraft, home appliances, wearable devices and numerous other sources are all connecting to the internet. The compute capacity necessary to manage and analyze this data is also advancing and demanding increasing amounts of power to operate. We believe that traditional technology infrastructure is not capable of supporting the growing wave of mission critical data and increasingly powerful IT equipment.

The vast majority of our data centers are greenfield construction, and our critical infrastructure components are purpose-built to satisfy customers’ needs, drive efficiency and enable the deployment of highly advanced computing technologies. We build our facilities using Switch Modularly Optimized Designs, or Switch MODs. These designs allow us to rapidly deploy or replace infrastructure to meet our customers’ current and future data storage and compute requirements. Additionally, our patented designs have redefined traditional data center space and cooling, allowing our customers to achieve significantly higher power densities than are available in traditional data centers. We believe the combination of these design elements reduces our operational costs, minimizes investment risk and positions us to adapt as the Internet of Everything continues to evolve. Our technologies were all designed and invented by our founder, Rob Roy, and are protected by over 350 issued and pending patent claims. Since the opening of our first colocation facility, we have delivered 100% uptime across all of our facilities. We believe this level of performance is unprecedented among colocation facilities.

We presently own and operate three primary campus locations, called Primes, which encompass ten colocation facilities with an aggregate of up to 4.0 million gross square feet, or GSF, of space. These facilities have up to 415 megawatts, or MW, of power available to them. Our Primes consist of the Core Campus in Las Vegas, Nevada; the Citadel Campus near Reno, Nevada; and the Pyramid Campus in Grand Rapids, Michigan. In addition, we recently purchased land to develop a fourth Prime, the Keep Campus, in Atlanta, Georgia. Our Primes are strategically located in geographies that combine a low risk of natural disaster, favorable tax policies for customers deploying computing infrastructure and low latency connectivity to major metropolitan markets, such as Los Angeles, San Francisco, Silicon Valley, Chicago, New York, Northern Virginia and Miami. As a result, customers in these metropolitan markets can access our advanced colocation facilities while reducing exposure to the higher taxes, higher cost of power and higher risk of natural disaster that might be prevalent in other markets. In addition to our Primes, SUPERNAP International, S.A., or SUPERNAP International, our international joint venture, has deployed facilities in Italy and Thailand that collectively provide up to 904,200 GSF of space, with up to 100 MW of power available to these facilities. We can also use our Switch MOD technology to build single-user facilities, and we are actively pursuing opportunities to deploy this technology in a build-to-suit offering for our enterprise customers.

We have fostered the development of a robust technology ecosystem around our platform that consists of enterprises and service providers that include cloud and managed services providers and telecommunications carriers. Both our platform and our ecosystem have self-reinforcing network effects that benefit participants as both our platform and our ecosystem grows. As our platform and customer base expands, we continue to realize growing efficiencies of scale, which allows us to provide higher value services to our customers.

We believe our advanced platform, high level of service and competitive pricing create a powerful customer value proposition that differentiates us from many other existing solutions. Our advanced data centers are designed for efficiency and allow our customers to achieve higher than average power densities per cabinet with appropriate cooling, which we believe improves the performance and increases the life of our customers’ equipment. We located our data centers in areas with tax benefits, such as low or no sales tax on equipment, and access to competitively priced renewable power, both of which help further lower our customers’ total cost of ownership. Finally, our Combined Ordering Retail Ecosystem, or CORE, service aggregates our customers’ buying power, and can significantly lower many of our customers’ connectivity costs. We believe the power of our customer value proposition is evidenced by our customer loyalty and low annual churn rate, which we define as the reduction in recurring revenue attributed to customer terminations divided by revenue at the beginning of the period. Our average annual churn rate over the three years ended December 31, 2016 was 1.4%.

We believe that our technologies enable attractive cash flow yields on invested capital. Our modular expansion and vertically integrated development approach allows us to deploy capital efficiently, which further increases our yields. Across our current facilities, we have generated on average a 22.7% yield on invested capital in 2016. We define cash flow yield on invested capital as Adjusted EBITDA less corporate taxes and maintenance capital expenditures, divided by total assets, less cash and equivalents, construction in progress, and non-interest-bearing liabilities.

We have achieved significant organic growth in our business and have a track record of strong financial performance. Our revenue has grown from $166.8 million in 2013 to $318.4 million in 2016, representing a compound annual growth rate, or CAGR, of 24.0%. For the same years, our Adjusted EBITDA grew from $95.5 million to $153.2 million, representing a CAGR of 17.1%. Our net income for the years ended December 31, 2013, 2014, 2015 and 2016 was $39.9 million, $56.5 million, $73.5 million and $31.4 million, respectively. Our net income for the year ended December 31, 2016 included a nonrecurring charge of approximately $27.0 million related to our becoming an unbundled purchaser of energy. For a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “Selected Historical Consolidated Financial and Other Data—Key Metrics and Non-GAAP Financial Measures.”

Our Opportunity

Industry Background

Computational processing power continues to advance, and the amount of data that enterprises must manage, analyze and monitor is dramatically increasing. For example, industry sources estimate that:

•	over 200 billion “smart” devices will be connected to the internet by 2020, compared to only 15 billion in 2015, representing a 68% CAGR;

•	929 million wearable devices will exist globally by 2021, an increase of nearly three times the 325 million wearable devices in 2016;

•	smart cities will use 7.3 billion connected sensors by 2020, almost six times more than in 2015, representing a 42% CAGR;

•	over 70 million autonomous vehicles will come online by 2035; and

•	over three gigabytes of data per person per day is created today, and this will grow by 38% per year through 2020.

The rapid rise in data traffic and the world’s reliance on the internet to deliver services and information is making the collection, storage and transfer of data one of the largest challenges created by the internet. Global internet traffic is expected to grow to 15.3 zettabytes in 2020, up from 4.7 zettabytes in 2015, representing a CAGR of 27%. Similarly, total data center storage installed capacity is expected to grow at a 35% CAGR to 1.8 zettabytes in 2020 from 0.4 zettabytes in 2015. The power requirements and financial costs to support this growth in data, traffic and storage are massive and growing. Based on a 2016 U.S. Department of Energy report, U.S. data centers consumed approximately 70 billion kilowatt-hours of electricity in 2014, representing 1.8% of total energy consumption in the United States and equivalent to the amount consumed by 6.4 million average American homes. According to industry sources, global data center colocation spending is expected to grow at a 12% CAGR from $29.7 billion in 2016 to $47.4 billion in 2020.

Industry Limitations

For several reasons, we believe that traditional data center infrastructure and the public cloud are not optimally suited to support the growing wave of mission critical enterprise data applications and increasingly powerful IT equipment.

First, we believe that increases in server density are beginning to strain the current power and cooling capacity of traditional colocation data centers. As IT hardware advances, servers increase in power but decrease in size, generating more heat and requiring more cooling per cabinet. Chip feature sizes have been repeatedly scaled down to fit more transistors in smaller chips. The nodes on a chip shrank from 30,000 nanometers, or nm, in 1963 to 14 nm in 2016, and are expected to reach 5 nm by 2026. We expect these trends will require many traditional data center companies and enterprise-built data center facilities to attempt to retrofit their existing infrastructure to accommodate the additional weight of denser cabinets and the additional equipment necessary to power and cool those cabinets. Current designs typically include raised floors and cooling equipment installed on the ceiling or roof. Retrofitting these designs, even if possible, would be time-consuming, expensive and highly disruptive to existing customers, and may still not allow a data center to keep pace with technological advances.

Second, we believe that the public cloud is not an ideal solution for certain business critical data storage and computing needs. Large or sophisticated workloads may be expensive to run in the public cloud or may require higher availability and reliability than the public cloud provides. Enterprises with sensitive or regulated data, such as financial institutions and healthcare companies, may be unwilling or unable to use the public cloud for security-related or compliance reasons. In addition, some workloads require an active-active environment, which necessitates two physical environments in close proximity to each other. Further, the public cloud’s shared servers are not an efficient computing environment to run analytics such as advanced machine-learning algorithms, analyze sensitive medical device data or manage autonomous vehicle networks.

Third, given the limitations of both the public cloud and the enterprise-built facilities, we expect enterprises to increasingly deploy IT equipment across hybrid cloud and colocation environments, with mission critical data stored at a colocation facility. As a result, the resiliency and security of the colocation facilities will take on even greater importance. There are significant business risks and potential costs associated with running mission-critical applications in a physical environment that is not 100% resilient and secure. These costs include lost revenue, damage to mission critical data, damage to equipment, legal and regulatory impact, and decline in brand value and reputation. In some instances, the costs can be significantly higher. For example, a recent five-hour outage cost a national airline millions of dollars in revenue.

Finally, we believe that enterprises are beginning to recognize significant value from environments that encourage and facilitate interaction among their various constituents. The deeper and broader the participation that occurs within the environment, the greater the value to the various participants. As a result, data centers can add significant additional value by bringing together enterprises, cloud and managed services providers and telecommunications carriers in an environment that fosters communication, collaboration and innovation. We believe these elements will be difficult to find among traditional colocation data centers.

We believe a significant opportunity exists for data centers that can address the shortcomings of traditional colocation facilities, enterprise-built facilities and public cloud offerings.

Our Competitive Strengths

We believe we distinguish ourselves from typical colocation providers and other technology infrastructure companies through our competitive strengths, which include:

Purpose-Built, Highly-Resilient, Patented Solutions

Our critical infrastructure components are purpose-built to satisfy customers’ needs, drive efficiency and enable the deployment of highly advanced computing technologies, and our designs are protected by over 350 issued and pending patent claims. Our Switch MODs allow us to rapidly deploy or replace infrastructure as our customers’ needs evolve. We believe this reduces operational costs, minimizes investment risk and facilitates our ability to adapt as the Internet of Everything continues to evolve.

We have redefined data center space and cooling, allowing our customers to achieve higher power densities than they can in traditional data centers. For example, while traditional data centers delivered an average of 5 to 6 kW per cabinet in 2015, we currently deliver more than 55 kW of usable power per cabinet in one of our customer’s multi-cabinet deployments. Our power densities enable our customers to include more IT equipment per cabinet than in typical data center environments, which can reduce space requirements and the associated monthly costs and set-up costs and drive down in-cabinet latency. Additionally, we believe our ability to run more powerful cabinets at the appropriate temperature improves performance and extends the life of our customers’ equipment. This results in lower total cost of ownership for our customers.

We have the only carrier-neutral colocation facilities in the world to be certified Tier IV Design, Tier IV Facility and Tier IV Gold in Operational Excellence, all of which were among the highest classifications available in the industry at the time. This requires fully redundant systems and total fault tolerance. We utilize the most stringent operational protocols to ensure our customers’ infrastructure is always on. As such, we have delivered 100% uptime across all of our facilities since the opening of our first colocation facility. In an effort to increase transparency and enhance the reliability of data center rating standards, we recently introduced a proprietary Tier 5 Platinum standard. This standard exceeds the Tier IV Gold certifications and incorporates more than 30 additional elements critical to data center design and constant operation. These elements include even more stringent parameters regarding long-term power system capabilities, the number of available carriers, zero roof penetrations, the location of cooling system lines in or above the data center, physical and network security and 100% use of renewable energy. We currently build our facilities to this Tier 5 Platinum standard.

Differentiated Technology Ecosystem Underscored by Powerful Network Effects

We operate a dynamic technology ecosystem that brings together a wide variety of parties. Many of the participants in our ecosystem collaborate and engage in commerce with one another to enhance their own businesses. As we continue to innovate, we believe our customer value proposition strengthens, attracting new customers and encouraging existing customers to grow with us. This expanding, diverse mix of enterprise customers attracts cloud service providers, managed services providers and telecommunications carriers. This growing base of service providers, in turn, attracts other new enterprise customers seeking an environment with diverse, high-quality service providers and other innovative companies with which to collaborate.

The powerful Switch technology ecosystem creates value for our enterprise customers in the form of telecommunications purchasing, robust service provider access, private interconnection alternatives among enterprise customers and the opportunity to collaborate with other participants in our ecosystem. For example, our CORE service aggregates our customers’ buying power and can significantly lower customers’ connectivity costs. The ecosystem yields intrinsic value for us by lowering our customer acquisition costs and enhancing our customer value proposition, which we believe drives further customer loyalty. In addition, because many of our customers choose to run mission-critical and advanced applications within our facilities, we gain exposure to emerging technologies. We believe this provides us with unique visibility into future trends and bolsters our ability to plan for evolving needs.

Commitment to Sustainability

We believe that while data runs the planet, it should not ruin the planet. We were the only company recognized by Greenpeace in its 2017 Clicking Clean report as having a 100% clean energy index. Our energy index was higher than every other technology company identified in the report, including Apple, Facebook, Google, Microsoft and Salesforce. Additionally, we were the only company in the report to receive an “A” grade in all five categories measured by Greenpeace, and our overall “A” grade outperformed all of the other data center operators, including Equinix, Digital Realty Trust and DuPont Fabros, who received grades of “B,” “C” and “F,” respectively. We believe that many technology and infrastructure companies, as well as their customers and clients, evaluate progress towards achieving clean energy goals by reference to the company scorecards included in the Greenpeace report.

Through technological innovation, industry partnerships and public advocacy, we also support renewable energy production facilities. While we are proud of our achievements in safeguarding the future of our planet, we believe our achievements in sustainability also drive customer demand. More than ever, enterprises are searching for solutions to address their own clean energy goals. Deploying

IT equipment within a Switch data center helps our customers achieve their green energy objectives and reduce their carbon footprint.

Our Strong and Trusted Brand

Trust, innovation and perfection are hallmarks of the Switch brand.

We recognize the level of trust customers place in us to house and protect their IT equipment. We operate under the slogan Truth in Technology, which embodies the notion that the product should be so amazing that nothing more than the truth is necessary to sell it. We endeavor to further safeguard our customers’ trust by striving to deliver perfection in all that we do, and we are proud to have delivered 100% uptime across all of our facilities. However, we are never satisfied, and we continually strive to innovate and deliver novel solutions for the emerging challenges our customers face as technology and business needs evolve.

Our reputation and track record contribute to our efficient and robust organic growth. We have grown our customer base primarily through industry and customer referrals, and our customers tend to increase their spending with us over time, demonstrating the power of our brand and the quality of our solutions. As a result, our sales and marketing spend for the year ended December 31, 2016 was 3.7% of revenue. We believe this is among the lowest in the industry.

Visionary and Experienced Leadership Underscored by a Culture of Innovation and Execution

Our Founder, Chief Executive Officer and Chairman, Rob Roy, is a serial “inventrepreneur” who is a recognized expert in advanced end-to-end solutions for mission-critical facilities. Rob Roy first invented his design for the Switch MOD more than a decade ago and since then has added numerous inventions and corresponding patent claims to the Switch portfolio. The designs of our data center facilities are protected by over 350 issued and pending patent claims documenting inventions by Rob Roy.

Rob Roy has instilled in us the practice of “Switchful Thinking”—the state of constant willingness to change and adapt and to produce the best solutions through innovation and invention. We were built and are led by a management team of technology futurists who believe that everything is possible through listening, intellectualizing, forming a plan and executing.

We have a deep and experienced senior management team comprised of 16 members, who collectively have over 135 years of experience at Switch, and 13 of whom have been with Switch for more than five years.

Our Growth Strategy

Our goal is to enable the current and future compute needs of our customers and to facilitate technological advancement through smart and sustainable infrastructure solutions designed to support the most innovative technology ecosystems in the world. To accomplish this, we plan to:

•	Continue to Grow Our Existing Prime Campus Locations. We currently operate our Core, Citadel and Pyramid Prime Campuses in or near Las Vegas, Reno and Grand Rapids, respectively, and have secured land for our Keep Campus in Atlanta. These Primes currently encompass ten data centers with an aggregate of up to 4.0 million GSF of space and up to 415 MW of power available to these facilities. We plan to continue to expand these Primes and actively pursue additional customers with strategic fit for our ecosystem, as well as sell additional solutions to existing customers. Each of our Primes has room for expansion, and we currently have designs to add up to approximately 5.9 million GSF of additional space to our Citadel Campus and approximately 940,000 GSF of additional space to our Pyramid Campus.

•	Expand into New Geographies. We intend to continue to evaluate geographic expansion opportunities for our data center facilities, focusing on areas with limited or no natural disaster risks, favorable business and tax climates, close proximity to major cities, robust telecommunications networks, and significant customer demand. For example, we recently secured land for the Keep Campus to expand geographically into the southeast and mid-Atlantic United States. We believe this approach, combined with our ability to deploy capital efficiently through our modular design, reduces the risks associated with our geographic expansion and enhances the strategic value of our new locations.

•	Grow Our Single-User Line of Data Centers. Our Switch MOD design enables us to rapidly deploy new facilities in a single-user configuration. We believe this expands our addressable market opportunity and represents a potential new source of revenue. We may decide to pursue these single-user opportunities directly, or by licensing our intellectual property to third parties in markets that may not be strategic to us or that are not readily accessible.

•	Leverage Our Unique Technology Ecosystem to Drive Interconnection Growth. Our ecosystem connects more than 100 cloud and managed services providers, 700 customers and 50 telecommunications providers, which creates an important hub for the Internet of Everything. We plan to support our customers’ interconnection needs by continuing to increase our cross connect and external broadband offerings.

•	Maintain and Extend Our Technological Leadership. We have a long history of innovation and, led by Rob Roy, we are a dynamically inventive organization. We plan to continue to invest in the development of new technologies to maintain our industry-leading position and highest standards for security, availability and scalability. Additionally, we intend to leverage our patented technologies and designs to strategically pursue new, adjacent market opportunities outside our core business. By leveraging our technology and leadership in data center design, we believe we can solve new problems created by the rapid expansion of the internet, data storage and analytics.

•	Pursue Strategic Partnerships. We may enter into strategic relationships with a variety of partners that contribute to several aspects of our business. For example, rather than simply acting as an “on ramp” to the public cloud, we plan to partner with public cloud providers to address that portion of their customers’ needs that require higher density and reliability than is typically available from the public cloud offerings. To facilitate these partnerships, we plan to expand to locations near hyperscale cloud deployments where we can provide colocation for cloud customers’ mission critical needs.

Our Technology

Our Solution

We design, construct and operate super scale data centers that address the growing challenges facing the data center industry. Key elements of our data centers include:

Modularly Optimized Design

The modular design of our data centers is enabled by our patented Switch MOD products. The Switch MOD architecture allows us to build colocation data centers of various sizes by combining multiple Switch MODs into a single structure. For example, at our Core Campus, each of our LAS VEGAS 8 and LAS VEGAS 9 facilities were constructed by combining multiple Switch MODs. Combining Switch MODs allows for shared power sources and increased operational efficiency.

We can also build any of our Switch MODs in a single-user configuration. This provides an alternative to traditional colocation for customers with large, dedicated compute and data storage needs. Regardless of whether they are used for colocation or single-user purposes, we design, manufacture and operate our Switch MODs to meet our proprietary Tier 5 Platinum standard.

The Switch POWER SPINE is an innovative adaptation allowing increased modularity in data center architecture. The Switch POWER SPINE provides the structure and pathway to provision power from any power room to any cabinet within the data center. This allows for the delivery of additional circuits to any cabinet over many years in an efficient and organized fashion. The POWER SPINE also reduces construction costs by placing the overhead weight of the heavy power conduits on the concrete steel-reinforced slab on grade floor, reducing the roof load and infrastructure needed to support that load. Placing the POWER SPINE on the grade floor also increases the seismic integrity of the facility.

The Switch Power Distribution Units, or PDUs, are part of our system-plus-system color-coded power components, which provide modular power and allow the data center to deliver 100% power uptime.

Power Density and Cooling Capacity

One of the most significant challenges faced by traditional colocation facilities is the need to increase their power density and cooling capacity to keep pace with the increases in IT equipment power requirements and heat exhaustion. Traditional data centers are designed with a raised floor and internal Computer Room Air Conditioner, or CRAC, units that take up valuable floor space. In these traditional environments, the hot air exhausted by IT equipment blends with the cold air provided by the CRAC units, which causes the temperature to rise. As customers add more equipment, the data center operator must install additional internal CRAC units. Customers in these traditional data centers are required to leave portions of the cabinets empty to reduce the amount of heat coming out of the cabinet, which forces the customer to buy additional space for their equipment to accommodate for these cooling restrictions. We expect many traditional colocation facilities will be required to attempt to retrofit their infrastructure, if possible, to accommodate the additional weight of denser cabinets and the additional equipment necessary to power and cool those cabinets. Without these retrofitting changes, we believe these traditional colocation facilities will not be able to accommodate the newer servers or the higher densities required by customers who want to run them.

We have developed patented technologies that have redefined data center space and cooling, allowing customers to deploy high density and scalable IT architectures to support demanding and mission critical workloads. Our data centers are designed to enable us to adapt to customers’ needs for increased power and densities without retrofitting our existing facilities. These technologies include:

•	100% Hot Aisle Containment Rows. We refer to our patented 100% Hot Aisle Containment Row technology as the Switch T-SCIF, or Thermal Separate Compartment in Facility. As depicted in the figure below, the T-SCIF creates a fully contained hot aisle between parallel rows of cabinets. The heat from customers’ equipment exhausts into the hot aisle, where it vents up into a hot-air plenum and out of the data center via extraction fans. Simultaneously, cold air is released from the overhead vents in the cold room into the intakes of the IT equipment in the cabinets, which cools the equipment. The exhausted hot air is never allowed to blend back into the cold room, which helps ensure that our customers’ IT equipment operates in the correct environmental conditions. Using this cooling method, we are able to cool power levels that significantly exceed those of traditional data centers. For example, while traditional data centers delivered an average of 5 to 6 kW per cabinet in 2015, we currently deliver more than 55 kW of usable power per cabinet in one of our customer’s multi-cabinet deployments. Our ability to support these increased densities enables our customers to use and buy less cabinet space to house their equipment, which reduces the cost of their deployment. Similarly, the ability to handle these increased densities allows us to deploy more power on less space, driving a higher return on capital.

•	Exterior Wall Penetrating Multi-Mode HVAC Units. We provide cooling to the T-SCIFs using our patented Exterior Wall Penetrating Multi-Mode heating, ventilation and air conditioning, or HVAC, units that we refer to as the TSC 500, TSC 600 and TSC 1000. The units are attached to the exterior wall of the Switch MOD, which alleviates the cost of reinforcing the data center floor or roof to support the weight of HVAC equipment, while also enabling complete segregation of hot and cold air in the data center. The exterior location of our TSC units eliminates the need to bring water into the data center, frees up valuable IT space for cabinet deployments and allows us to repair or replace any single TSC without disrupting the data center environment. Each of our TSC 500, TSC 600 and TSC 1000 units can take advantage of multiple modes of cooling depending on the environment, which enables us to construct facilities that can be cooled entirely without water. We believe this combination of cooling methods makes our facilities the most efficient and resilient large-scale commercial datacenters ever constructed.

•	Hot and Cold Containment Segregation Structure. The Switch BLACK IRON FOREST is the framework that supports the weight of the 100% Hot Aisle Containment Rows within a T-SCIF, the ceiling for the heat containment chamber, and the power delivery pathways for each uninterruptible power system, or UPS, and cabinet system-plus-system PDU. This increases the stability and integrity of our facilities by distributing all overhead weight to a concrete steel-reinforced slab on grade floor. This structure is also connected horizontally across the facility which increases the physical stability of the facility. In addition, this structure’s thermal qualities help efficiently maintain the temperature within the data center because all of this metal gets cold from all the cold air blowing on it all the time, and stays cold, radiating cold air through the room and helping to keep the room cold.

Resiliency

Another challenge faced by all data centers is the ability to assure customers that their IT equipment remains operational despite utility power outages or other unplanned occurrences. Since the opening of our first colocation facility, we have delivered 100% uptime to our customers. To accomplish this, we have implemented a tri-redundant design, consisting of three separate power systems with no single points of failure. Additionally, each power system contains its own generators and UPSs. Effectively, one entire system can experience a failure without our customers experiencing any downtime. Other proprietary elements that contribute to our resiliency include:

•	Redundant Data Center Roofing System. Switch SHIELD is a patented system consisting of an inner roof and outer roof that are separated by nine feet. Both roofs are solid steel, unpenetrated, watertight, airtight, and rated to withstand winds up to 200 miles per hour. If the outer roof is damaged, the inner roof still protects our customers’ IT equipment. Switch SHIELD mitigates extreme weather conditions and, with its dual-roof architecture, allows the maintenance, repair or replacement of the roof components while protecting the critical system operations of the data center below, even during a full roof replacement.

•	Multi-System Power Containers. The Switch POD, or Power Optimized Delivery, consists of a separate, color-coded, tri-redundant system in a system-plus-system configuration. This tri-redundant design reinforces our mission-critical focus on delivering 100% power uptime.

•	Data Center Infrastructure Management System (DCIM). The advanced infrastructure solutions that power, cool, connect and protect our data centers are monitored and optimized with our Living Data Center, or LDC, software. This Switch-developed and supported software monitors all the critical infrastructure of the data center macro-environment and the micro-environments for each customer. Our customers can securely access data pertaining to each of their deployments on a real-time basis as LDC dynamically updates and displays information synthesized from thousands of sensors deployed throughout each facility.

Our Campus Locations

As of June 1, 2017, we have the following Prime Campuses operating or under development at strategic locations in the United States, encompassing ten data centers:

•	The Core Campus. Our Core Campus in Las Vegas, Nevada currently encompasses seven separate data centers with up to approximately 2.0 million GSF of space and up to 275 MW of 100% renewable power available to these facilities. We have one additional data center under construction at the Core Campus, which we expect will be operational in 2018 and that will provide approximately 340,000 GSF of additional space and have up to 40 MW of 100% renewable power available to the facility. The Core Campus location offers approximately 6-millisecond latency to Southern California and Phoenix.

•	The Citadel Campus. Our Citadel Campus near Reno, Nevada is designed to be the world’s largest data center campus. Our first data center in the Citadel Campus, which we believe will be the largest data center in the world upon completion, opened in November 2016. This data center is designed to include up to approximately 1.4 million GSF of space and have up to 130 MW of 100% renewable power available to the facility. We have plans to build seven additional data centers at the Citadel Campus that will provide up to approximately 5.9 million GSF of additional space and have up to 520 MW of 100% renewable power available to the facilities. We anticipate that the first of these data centers will become operational in 2019, with the remaining to be constructed as necessary to meet customer demand. The Citadel Campus location offers approximately 4-millisecond latency to Northern California.

•

The Pyramid Campus.    Our Pyramid Campus is our Northeastern Prime and is located in Grand Rapids, Michigan. The first data center space became available in the Switch Pyramid, an adaptive reuse of the former Steelcase Pyramid, in June 2016. The Switch Pyramid is designed to include up to 220,000 GSF of space and have up to 10 MW of 100% renewable power available to the facility. The Pyramid Campus is planned to include up to two additional data centers that will provide up to approximately 940,000 GSF of additional space and have up to 100 MW of 100% renewable power available to the facilities. We expect to construct these facilities as necessary to meet customer demand and anticipate the first will become operational in 2019. In addition to serving the Michigan market, the Pyramid Campus location offers approximately 2, 6, 8 and 9-millisecond latencies to Chicago, Toronto, Northern Virginia and New York, respectively.

•	The Keep Campus. Our Keep Campus is our planned Southeastern Prime under development and located in Atlanta, Georgia. We began developing the campus in June 2017 and expect to have data center space available in 2018. In addition to serving the Atlanta market, we expect that the Keep Campus location will offer approximately 7, 8 and 9-millisecond latencies to Miami, Northern Virginia and Dallas, respectively.

Our Core Campus and the Citadel Campus are connected through a fiber network known as the Switch SUPERLOOP. The Switch SUPERLOOP gives customers the advantages of a highly available yet low latency fiber network in close proximity to the major markets of California, but without the high taxes, the high cost of power or the high risk of natural disasters associated with California. The latency between our Core and Citadel Campus locations is approximately 7 milliseconds using the Nevada portion of the SUPERLOOP. This connectivity enables customers to deploy mission-critical infrastructure and workloads in a large active-active data center configuration. It also provides geographical redundancy of data center deployments while staying within Nevada’s tax-advantaged business climate. Through our carrier partners, the Switch SUPERLOOP location also provides approximately 4-millisecond connectivity from our Citadel Campus to the Bay Area and approximately 6-millisecond connectivity from our Core Campus to Southern California.

We carefully chose the locations of our U.S. campuses based on characteristics that we believed would help drive resiliency, performance and cost efficiencies for our customers. Our Prime campus locations are located in areas with low natural disaster risk. For example, the State of Nevada boasts the lowest natural disaster rating in the Western United States. Additionally, each of these locations offers favorable tax and economic development policies that provide zero or low-tax environments for our customers to deploy IT equipment. While all of our locations offer a lower-cost source of 100% renewable power, there are additional efficiency advantages. For example, the Nevada climate is characterized by low humidity and relatively stable temperatures for most of the year. This improves cooling efficiencies and reduces power consumption. We own most of our facilities, and where the land and shell are not owned, we hold long-term leases on those assets.

In addition to our Primes, SUPERNAP International has deployed facilities in Italy and Thailand that collectively provide up to 904,200 GSF of space and have up to 100 MW of power available to the facilities.

Our Platform Has Powerful Network Effects and Nurtures a Rich Technology Ecosystem

Our technology infrastructure platform supports a dynamic technology ecosystem bringing together enterprises and service providers, including cloud and managed services providers and telecommunications carriers. Participants benefit from the proximity to these service providers, customers and collaborators. Our platform and our ecosystem have independent but synergistic self-proliferating network effects that benefit participants as we continue to innovate, our platform evolves and our ecosystem grows.

As we continue to improve and enhance our technology, we believe our customer value proposition grows stronger. In turn, our ability to deliver increasing value to our customers attracts new customers and encourages existing customers to grow with us.

Our Technology Ecosystem Creates Significant Value and Has Powerful Network Effects

Our super scale data centers are akin to a large and dynamic digital city, which is home to a wide variety of technology citizens. These citizens engage in commerce with each other and collaborate to enhance their offerings to the world in general. All benefit from the density of our facilities, the proximity to each other and the opportunity to interact in a safe, secure and stable environment. Our ecosystem includes numerous enterprises from a wide variety of business segments, many of which are operating their most dense deployments and hosting mission-critical data and applications. These enterprises attract other participants within the ecosystem, such as cloud platform providers, managed services providers and telecommunications carriers that we refer to collectively as ecosystem service providers.

In turn, the presence of these ecosystem service providers attracts other new enterprise customers seeking to collaborate with our ecosystem service providers. This further differentiates our ecosystem by increasing customer diversity and the range of mission-critical applications run within a single campus. We proactively foster an environment where technology companies can connect and innovate on various projects, which further increases participation in the ecosystem.

The powerful Switch technology ecosystem envisioned by Rob Roy creates value for our enterprise customers, such as:

•	Telecommunications Purchasing. The scale of our campuses attracts a robust network of telecommunications carriers to our facilities that is mutually beneficial to our customers and the carriers. The size and diversity of customers in our campuses generate significant demand for connectivity, while at the same time providing a cost effective entry point for carriers. Because of Rob Roy’s inventions, Switch can fit a significantly larger amount of customers into each data center campus, therefore on-net telecommunications carriers can sell large quantities of services to this ecosystem of customers. Our CORE purchasing cooperative aggregates the buying power of our customers, enabling us to provide significant cost-savings on connectivity, while also maintaining a flexible and expansive carrier partner ecosystem from which our customers can choose. Customers can use CORE to acquire connectivity services outside of our campuses.

•	Service Provider Access. Our Switch CLOUD ecosystem provides our customers with direct access to more than 100 cloud and managed services providers and the flexibility to leverage the right mix of on- and off-premise public and private cloud services. By establishing these connections within our facility, our customers enjoy low-latency, highly secure and flexible access to multiple cloud providers to meet their unique business requirements. In 2015, Data Center Frontier ranked our Core Campus #1 out of the Top 10 Cloud Campus Ecosystems, ahead of colocation facilities provided by Equinix, Digital Realty and DuPont Fabros.

•	Interconnectivity. Our ecosystem connects more than 100 cloud and managed services providers, over 700 customers and more than 50 telecommunications providers, which enhances our customers’ ability to inter- and cross-connect. The ability for customers to privately interconnect has many benefits including reducing costs, optimizing performance and satisfying regulatory requirements. Interconnecting within our data center allows customers to avoid the expense associated with long-haul dedicated connectivity and provides reduced latency and higher availability. By cross-connecting within our facilities, regulated entities can avoid the need to exchange traffic over the internet, thereby satisfying regulatory security requirements in a more cost-efficient manner.

•	Collaborative Innovation. Our dedicated non-commissioned sales team is driven to help our customers connect, innovate and develop technologies of the future and actively works to foster collaboration amongst our ecosystem participants. Because our sales force is non-commissioned, they are enabled and encouraged to build positive relationships and foster interaction between our customers on a platform grounded in truth. This is part of our Truth in Technology commitment. For example, we connected a small Internet Protocol television, or IPTV, company in our ecosystem with a large hospitality company in our ecosystem that was frustrated with the performance of, and options available on, the televisions in its hotel rooms. We also assisted them with their technical collaboration. As a result, the IPTV company now provides services to over 5,000 hotel rooms operated by the hospitality company. We believe our ecosystem played a key role in initiating and developing this successful relationship.

Our technology ecosystem also creates intrinsic value for Switch, such as:

•	Visibility into Future Technologies. Our customers run some of their most mission-critical and advanced applications in our super scale facilities and our exposure to that technology gives us unique visibility into future trends and allows us to plan for future needs.

•	Lower Customer Acquisition Costs. Our ecosystem attracts customers. This natural and self-reinforcing phenomenon results in less time and money spent acquiring customers.

•	Customer Loyalty. Our ecosystem helps support our strong customer value proposition, which in turn creates customer loyalty. We believe this loyalty is evidenced by our low annual churn rate, which averaged approximately 1.4% over the last three years. Additionally, in the quarter ended March 31, 2017, approximately 56% of our revenue was derived from parties that had been our customer for more than five years. We also regularly see our customers expand their deployments within our facilities. For example, revenue from customers whose first full year of operations with us was 2013 grew at a CAGR of 25% between 2013 and 2016.

Our Customer Scale and Density allows us to offer Collaborative Services

As our platform and customer base continues to expand, we continue to realize growing efficiencies and benefits of scale at each of our Primes. Our large and growing customer base within each Prime has provided us with the economies of scale necessary to provide our customers valuable ancillary services, such as Switch CONNECT and Switch SAFE.

•	Switch CONNECT. Switch CONNECT provides telecommunications audit and agency services that help our customers evaluate network needs and purchase substantially discounted telecommunications services through CORE, our purchasing cooperative. CORE aggregates the buying power of the over $5 trillion combined market capitalization of the customers in our ecosystem. Our Switch CONNECT team has achieved savings in excess of 50% for our customers compared with their previous telecommunications spend.

•	Switch SAFE. Switch SAFE provides our customers with a large scale, always-on distributed denial of service (D/DoS) attack mitigation platform. We work with customers to understand attack profiles and configure networks to respond to the evolving threat landscape. Switch SAFE is capable of managing attacks of up to 300 gigabits-per-second and 220 million packets-per-second from a single device, allowing our customers to keep their mission critical services up and running.

Our customer density results in a multiplicity of technology enterprises in the same location which creates a powerful environment for both our enterprise customers and our ecosystem service providers. We believe these customer densities and volumes enable our ecosystem service providers to earn a desirable return on their capital investment, even with the discounted rates we negotiate on behalf of our customers.

These collaborative services create even greater value for our customers and ecosystem service providers alike, creating a self-reinforcing feedback loop.

Our Customers

As of March 31, 2017, we had more than 700 customers, including some of the world’s largest internet companies, financial institutions and telecommunications providers. Our customer base is meaningfully diversified across key industries, including approximately 24% in cloud, IT and software, 18% in digital media and entertainment, 17% in retail and consumer goods, 10% in financial and 9% in telecommunications. In each of these industries we have marquee customers who have grown with us over time. We believe that we have a significant opportunity to both grow penetration of existing customers as well as attract new customers. For the year ended December 31, 2016, our top 10 customers accounted for approximately 38.4% of revenue, and only one customer accounted for more than 10% of revenue during such period. For the three months ended March 31, 2017, our top 10 customers accounted for approximately 38.5% of revenue, and no single customer accounted for more than 10% of revenue during such period.

We provide our customers with a consistent experience and high level of service at low cost, which enables us to maintain one of the lowest churn rates in the industry. From 2014 to 2016, our annual churn rate averaged 1.4%. Our early customers remain loyal to us today. Our typical customer contract has a three-to-five-year term, and in the year ended December 31, 2016 and three months ended March 31, 2017, 53% and 56% of our revenue came from customers that have been with us for more than five years, respectively. Moreover, we derive a significant amount of our growth from existing customers.

Sustainability

Since January 1, 2016, we have powered all of our U.S. data centers with 100% clean and renewable energy. We are the largest data center operator in the United States to be 100% renewably powered, and we support local and new renewable facilities. We have successfully accomplished this goal through a combination of technological innovation, capital investment, industry partnerships and public advocacy. Many of our customers and potential customers are looking for ways to achieve their “green” goals and reach desired levels of sustainability, which other colocation solutions cannot provide. By locating their IT equipment with us, they are able to advance on those goals and improve on their current level of sustainability. Elements of our sustainability efforts include the following:

•	Clicking Clean Scorecard. In recognition of our efforts, Greenpeace awarded us “A” grades in all five categories measured by Greenpeace in its 2017 Clicking Clean Company Scorecard. We were the only company in the United States that received all “A” grades, and we were recognized as the definitive leader among colocation data centers evaluated in the study. We believe that many technology and infrastructure companies, as well as their customers and clients, evaluate progress towards achieving “clean energy” goals by reference to the company scorecards included in this report.

•	Leading Power and Cooling Efficiency. Our technology results in significant efficiencies enabling annual, independently audited Power Usage Effectiveness, or PUE, of 1.28. We do not believe other colocation data center providers are able to maintain such a low PUE while simultaneously allowing customers to operate at very high power densities. We accomplish all of this without compromising our adherence to industry best standards. Our facilities are 100% green and operate at a level that exceeds the standards of IEEE, ANSI, ASHRAE, 24/7, ISO 9001, SAS 70/SSAE-16, BICSI, and the Green Grid Association.

•	Supporting New and Local Solar. In 2016, we partnered with the local Nevada utility to construct Switch Station 1 and Switch Station 2, which are two solar power stations in Las Vegas, Nevada having a combined 179 MW of nameplate capacity.

•	Energy Market Direct Access. We were the first entity since 2005 to seek the right to unbundle from the electric monopoly in Nevada. By leaving the monopoly and being able to purchase power from the broader electric market, we have greater freedom to control the energy we use, including the ability to lock in our commodity pricing for longer periods, purchase renewable energy from economical resources and effectuate broader national policy change. We received Nevada regulatory approval in December of 2016, and since June 1, 2017, we have been buying our power directly from the national market, as opposed to buying it from the incumbent electrical power utility. We have seen savings from this direct national energy market participation.

Our Values

Our core values govern how every Switch employee executes on our mission to power the sustainable growth of the connected world and include:

•	Truth in Technology. Our customers place a significant level of trust in us to provide them the best technology solutions for their business. Our sales professionals are not paid on commission, and are not incentivized in any way to promote any particular configuration, product or business solutions pathway to our customers.

•	Sustainable by Design. Sustainably running the internet has been a core value since our founding. Our commitment does not stop there. We thoughtfully pursue the advancement of new, innovative policies that expand access to smart water, clean energy and the technological advances that are changing the way the world is powered. We focus on sustainability on multiple levels and have adopted internal policies focused on reducing plastic bottle waste, utilizing biodegradable tableware and recycling.

•	Committing to Our Communities through Economic Development. We believe in building strong communities wherever we operate. We drive and will continue to push economic development through the creation of Rob Roy’s InNEVation Centers. The centers were created by Rob Roy to support the Governor’s New Nevada Initiative. We like to say that we take the “no” out of innovation. These economic hubs support startups, growups and our customers in collaborating with non-profits, educators, community and thought leaders and innevators of all shapes and sizes to engage with each other and drive economic results in the communities in which we operate.

•	Leading the Industry and beyond in Gender Equality and Veteran Placement. We believe our workforce is richly diverse in its total composition at all levels and outpaces our industry in the number of women executives. Women hold high-level technical positions throughout our company, including chief responsibility for construction, sales, branding and customer services. Veterans provide another critical backbone of our workforce. We honor their service and actively recruit veterans to our mission-critical environment. Through our Switch University, we have pioneered strategic partnerships with community colleges to develop a work force that is prepared for the careers that run the Internet of Everything in our data centers.

•	Supporting Interdisciplinary Education Blending Technology and the Arts. We believe that combining education, technology and the arts creates a powerful platform for the future of our country and its market competiveness. We have collaborated with universities to bring about improvements in research through our donations of supercomputers and connectivity to help accelerate their standing in the critical world of higher education research. We are also passionate about funding programs that build school gardens to connect youth to science through hands-on experiential learning. We bring financial commitment and thought leadership to preparing the next generation of whole-mind thinkers through an unwavering commitment to interdisciplinary Science, Technology, Engineering, the Arts and Mathematics (STEAM) education programs in Nevada and Michigan and in any state where we operate. Switch proudly supports First Robotics winning teams in Nevada and Michigan, the STEAM Education Village at Art Prize in Grand Rapids, the Nevada Museum of the Arts STEAM School, and the Smith Center for Performing Arts STEAM Programs. We believe that the best creative problem solvers who can integrate form and function with equal mastery through science, technology, engineering, arts and math education platforms will run the internet of absolutely everything with both form and function in mind.

•	Karma: Our culture is grounded in the philosophy of doing the right thing. Innovation, detail and excellence drives everything from the interior architecture of our environments to our delivery of 100% uptime. We do it all with dedication to providing world-renowned facilities, superior service for our customers, the best working experience in the industry, true technology leadership and deep caring for the communities where we operate and the planet where we live. Our logo mark was personally designed by Rob Roy to put the power of karma at the center of our company. We believe that if you put good energy out, you will get good energy back.

Sales and Marketing

Our sales strategy is built around “Truth in Technology.” Our team works closely with each customer to identify that customer’s needs and to design a solution tailored to meet those needs. They also help to integrate each customer into our ecosystem, which provides access to Switch Connect and Switch Cloud and potentially the ability to connect directly with their existing and potential customers. Many of our customers encourage their customers, suppliers and business partners to place IT equipment in our data centers, which has created a network effect resulting in additional customer acquisitions. In addition, large network providers, cloud providers or managed services providers may refer customers to us as part of their total customer solution. These processes have resulted in significant customer growth with limited spend on sales and marketing. For the year ended December 31, 2016 and the three months ended March 31, 2017, we spent $11.8 million and $3.1 million, respectively, on selling and marketing expenses. Selling and marketing expenses include sales and marketing labor costs, direct branding and selling expenses, as well as administrative and travel and entertainment expenses for our marketing and sales departments. Selling and marketing expenses exclude sponsorships, contributions and lobbying expenses.

We use a direct sales force and selected partner relationships to market our offerings to global enterprises, content providers, financial companies and mobile and network service providers. As of June 1, 2017, our colocation sales team consisted of ten employees, who collectively have more than 45 years of experience as members of our team. No member of our sales team receives commissions, which fosters a team environment and allows our representatives to offer the customer the solution they need without artificial sales pressure. We believe that the strength of our product and market reputation are the single biggest reasons for increased sales activity. We generally will take on incremental sales headcount only when expanding into new geographies.

To support our sales efforts and to promote our brand proactively, we have a branding team and a marketing team. As of March 31, 2017, our branding team consisted of 11 employees, and our marketing team consisted of two employees. Our marketing strategies include active public relations and ongoing customer communications programs. We also regularly measure customer satisfaction levels and host key customer forums to identify and address customer needs. We believe our brand is one of our most valuable assets, and we strive to build recognition through our website, external blog and social media channels, by sponsoring or leading industry technical forums, by participating in internet industry standard-setting bodies and through advertising and online campaigns.

Competition

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer. We face competition from numerous developers, owners and operators in the data center industry, including managed services providers and REITs, such as CoreSite Realty Corporation, CyrusOne Inc., Digital Realty Trust Inc., Equinix, Inc. and QTS Realty Trust, Inc., some of which own or lease data centers, or may do so in the future, in markets in which our properties are located. Additionally, we are aware of other smaller companies that may compete against us in various geographies or that may be developing additional data center capabilities to compete with us. Our current and future competitors may vary by size and service offerings and geographic presence.

Competition is primarily centered on reputation and track record, quality and availability of data center space, quality of service, technical expertise, security, reliability, functionality, geographic coverage, financial strength and price. Some of our current and future competitors may have greater brand recognition, longer operating histories, stronger marketing, technical and financial resources and access to less expensive power than we do. As a result, some of our competitors may be able to:

•	offer space at prices below current market rates or below the prices we currently charge our customers;

•	bundle colocation services with other services or equipment they provide at reduced prices;

•	develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily; and

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

Employees

As of June 1, 2017, we had 658 employees. We collaborate with the local unions where applicable, such as construction and the trades, however, none of our direct employees are represented by a labor union or covered by a collective bargaining agreement. We believe our employee relations are good, and we have not experienced any work stoppages.

Regulation

General

Data centers in our markets are subject to various laws, ordinances and regulations. We believe that each of our properties has the necessary permits and approvals for us to operate our business.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act of 1990, or the ADA, to the extent that such properties are “public accommodations” or “commercial facilities” as defined by the ADA. The ADA may require, for example, removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

We are required to obtain a number of permits from various government agencies to construct a data center facility, including the customary zoning, land use and related permits, and are also subject to laws and regulations relating to the protection of the environment, the storage, management and disposal of hazardous materials, emissions to air and discharges to water, the cleanup of contaminated sites and health and safety matters. These include various regulations promulgated by the Environmental Protection Agency and other federal, state, and local regulatory agencies and legislative bodies relating to our operations, including those involving power generators, batteries, and fuel storage to support colocation infrastructure. While we believe that our operations are in substantial compliance with environmental, health, and human safety laws and regulations, as an owner or operator of property and in connection with the current and historical use of hazardous materials and other operations at its sites, we could incur significant costs, including fines, penalties and other sanctions, cleanup costs and third-party claims for property damages or personal injuries, as a result of violations of or liabilities under environmental laws and regulations. Fuel storage tanks are present at many of our properties, and if releases were to occur, we may be liable for the costs of cleaning up resulting contamination. Some of our sites also have a history of previous commercial operations, including past underground storage tanks.

Some of the properties may contain asbestos-containing building materials. Environmental laws require that asbestos-containing building materials be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements.

Environmental consultants have conducted, as appropriate, Phase I or similar non-intrusive environmental site assessments on recently acquired properties and if appropriate, additional environmental inquiries and assessments on recently acquired properties. Nonetheless, we may acquire or develop sites in the future with unknown environmental conditions from historical operations. Although we are not aware of any sites at which we currently have material remedial obligations, the imposition of remedial obligations as a result of spill or the discovery of contaminants in the future could result in significant additional costs to us.

Our operations also require us to obtain permits and/or other governmental approvals and to develop response plans in connection with the use of our generators or other operations. These requirements could restrict our operations or delay the development of data centers in the future. In addition, from time to time, federal, state or local government regulators enact new or revise existing legislation or regulations that could affect us, either beneficially or adversely. As a result, we could incur significant costs in complying with environmental laws or regulations that are promulgated in the future.

Intellectual Property

Intellectual property is an important aspect of our business, and we actively seek protection for our intellectual property. To establish and protect our proprietary rights, we rely upon a combination of patent, trade secret, trademark and copyright laws. We also utilize contractual means such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a robust policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions.

As of June 19, 2017, we have 11 granted or allowed U.S. patents by the USPTO comprising 221 allowed claims. We also have eight pending U.S. patent applications comprising more than 130 patent pending claims. The first of our patents begin expiring on or around September 11, 2028 subject to our ability to extend the term under applicable law. In addition to capturing additional innovations and inventions generated by Switch and its founder Rob Roy, we continually review our development efforts to assess the existence and patentability of new intellectual property. We actively pursue the registration of our domain names, trademarks and service marks in the United States, including new generic top-level domains, and in certain locations outside the United States. To protect our brand, we file trademark registrations in some international jurisdictions, and actively monitor online activities of others. As of June 19, 2017, we also have 113 registered trademarks and 182 pending trademarks. We have also registered over 500 domain names, including www.switch.com, www.switch.net, www.switch.org.

We have engaged in limited licensing of our intellectual property and there is the potential to further monetize our intellectual property in this manner in the future. Currently, we deploy our intellectual property for our own benefit and leverage our registrations to prevent mimicry by others.

Legal Proceedings

In the ordinary course of our business, from time to time we are subject to claims and administrative proceedings. Currently there are no claims outstanding that we believe would have, individually or in the aggregate, a material adverse effect on our business, financial condition and results of operations, liquidity and cash flows.

Our Portfolio

Campus(1)	Year Operational	Gross Square Feet (up to)(2)	Utilization % - By Campus(3)	Utilization % - By Open Sector(3)	Power Capacity (up to)(4)

The Core Campus
Current: 8 Facilities(5)	2003-2017	2,000,000	80%	91%	275 MW
Future: 1 Facility	2018	340,000			40 MW

The Citadel Campus
Current: TAHOE RENO 1	2016	1,360,000	12%	55%	130 MW
Future: 7 Facilities	2019+	5,890,000			520 MW

The Pyramid Campus
Current: Switch PYRAMID	2016	430,000 (Office)
		220,000 (Data Center)	9%	21%	10 MW
Future: 2 Facilities	2019+	940,000			100 MW

The Keep Campus
Future	2018	1,100,000			110 MW

U.S. Total (Current)		4,010,000			415 MW
U.S. Total (Future)		8,270,000			770 MW

(1)	SUPERNAP International has also deployed two additional datacenters in Milan, Italy and Bangkok, Thailand that collectively provide up to 904,200 GSF of space, with up to 100 MW of power available to these facilities. We hold a 50% ownership interest in SUPERNAP International.
(2)	Estimated square footage of all enclosed space at full-build out.
(3)	Utilization numbers are based on available cabinets.
(4)	Defined as total power delivered to the data center at full build out.
(5)	Current facilities at the Core Campus include LAS VEGAS 2, LAS VEGAS 4, LAS VEGAS 5, LAS VEGAS 7, LAS VEGAS 8, LAS VEGAS 9, LAS VEGAS 10 AND LAS VEGAS 12.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and members of our board of directors (ages as of June 1, 2017):

Name	Age	Position(s)
Executive Officers:
Rob Roy	48	Founder, Chief Executive Officer and Chairman
Thomas Morton	48	President and General Counsel
Gabe Nacht	55	Chief Financial Officer
Non-Employee Directors:
Donald Snyder	69	Director
Tom Thomas	59	Director
Bryan Wolf	53	Director
Larry Krause	67	Director
Zareh Sarrafian	53	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no familial relationships among any of our directors or executive officers.

Executive Officers

Rob Roy.    Mr. Roy is our Founder and has served as Chief Executive Officer and as Chairman of the Board of Directors of Switch, Inc. since its formation and has served as Chief Executive Officer and as Chairman of the Board of Managers of Switch, Ltd. since 2003. Mr. Roy first began developing data center facilities in 2000, merging several predecessor companies into Switch, Ltd. after its formation. We believe that Mr. Roy is qualified to serve as a member of our Board of Directors based on the perspective and experience he brings as our Founder, Chief Executive Officer and Chairman as well as his widely recognized technological leadership in the industry.

Thomas Morton.    Mr. Morton has served as President and General Counsel of Switch, Inc. since its formation and has served as President of Switch, Ltd. since January 2016 and as General Counsel of Switch, Ltd. since April 2008. Mr. Morton previously served as Chief Financial Officer of Switch, Ltd. from February 2014 until January 2016. Prior to joining Switch, Ltd., Mr. Morton was an attorney with Pillsbury Winthrop Shaw Pittman LLP from 2004 until 2008 and an attorney with Gray Cary (now DLA Piper) from 1999 until 2004. Mr. Morton received a B.A., Finance from the University of San Diego and a JD from the University of the Pacific – McGeorge School of Law.

Gabe Nacht.    Mr. Nacht has served as Chief Financial Officer of Switch, Inc. since its formation and has served as Chief Financial Officer of Switch, Ltd. since January 2016. Prior to joining Switch, Ltd., Mr. Nacht served as Chief Financial Officer of ClearCapital.com, Inc., a real estate valuations, data, analytics and technology company, from September 2011 to July 2015. Mr. Nacht has over 25 years of corporate finance experience and has served as Chief Financial Officer for several technology and media companies. Mr. Nacht holds an MBA, Corporate Finance from the D’Amore-McKim School of Business at Northeastern and a B.A. in Political Science from Tufts University.

Non-Employee Directors

Donald Snyder.    Donald Snyder has served as a member of the Board of Directors of Switch, Inc. since its formation and has served as a member of the Board of Managers of Switch, Ltd. since 2006. His professional career began with 22 years at First Interstate Bancorp (now Wells Fargo), culminating as Chairman and Chief Executive Officer of the bank’s affiliate in Nevada. He moved to the casino hospitality industry, becoming a director and the president of Boyd Gaming Corporation from 1997 until his retirement in 2005 to pursue interests in community building and public service. Following service from 2010 as dean of the Harrah College of Hotel Administration at the University of Nevada, Las Vegas (“UNLV”), Mr. Snyder served as Acting President of UNLV in 2014. Since January 2015, he has served as Presidential Advisor at UNLV. Mr. Snyder serves as a director, chair of the Governance Committee, and member of the Risk Committee of Western Alliance Bancorporation, a publicly held commercial bank holding company, and as a director, chair of the Compensation Committee, and member of the Corporate Governance Committee of Tutor Perini Corporation, a publicly held construction company. He has served as a director on several public and private company boards, numerous non-profit entities, and several state and local public sector commissions and committees over the past 25 years. His current non-corporate service includes The Smith Center for the Performing Arts (Chairman), the Nathan Adelson Hospice (past Chairman), UNLV Foundation (past Chairman), Clark County School District’s Oversight Panel for School Facilities (Chairman), and the Regional Transportation Commission’s Transportation Resource Advisory Committee (Chairman). Mr. Snyder holds a Bachelor of Science in Business Administration from the University of Wyoming and completed the Graduate School of Credit & Financial Management at Stanford University. We believe Mr. Snyder is qualified to serve as a member of our Board of Directors based on his understanding of our business, history and organization, as well as his leadership skills, banking and regulatory expertise and management expertise.

Tom Thomas.    Mr. Thomas has served as a member of the Board of Directors of Switch, Inc. since its formation and has served as a member of the Board of Managers of Switch, Ltd. since 2004. Mr. Thomas held various executive positions with Valley Bank of Nevada until its merger with Bank of America in 1992. After the merger, he became managing partner of Thomas & Mack Co., an investment management and commercial real estate development company with properties and developments in Nevada, California, Arizona and Utah. He also serves as a director of Southwest Gas Holdings, Inc., a publicly held energy and construction company, where he is a member of the Nominating and Corporate Governance Committee. Mr. Thomas is actively involved in numerous charitable organizations including the Opportunity Village Foundation, the UNLV Foundation Advisory Board, the Las Vegas Rotary Club and the Las Vegas Area Council of the Boy Scouts of America. He is a member of the Nevada Bar Association and was instrumental in establishing the Thomas & Mack Legal Clinic and Moot Court Facility at the UNLV Boyd School of Law. Mr. Thomas holds a degree in Finance and a J.D. from the University of Utah. We believe Mr. Thomas is qualified to serve as a member of our Board of Directors based on his banking and business experience, his extensive service on public company boards and related committees, his experience with charitable organizations and his familiarity with influencers in our key data center markets.

Bryan Wolf.    Mr. Wolf has served as a member of the Board of Directors of Switch, Inc. since its formation and has served as a member of the Board of Managers of Switch, Ltd. since January 2014. Since 1997, Mr. Wolf has served in various roles at Intel Capital, and has served as Managing Director, Data Center and Cloud Infrastructure since 2007. Since March 2014, Mr. Wolf has also served as Vice President of Intel Corporation. Mr. Wolf holds a Bachelor of Science degree in Political Science from the University of Oregon and an MBA from the University of Pennsylvania’s Wharton School. We believe Mr. Wolf is qualified to serve as a member of our Board of Directors based on his service on the boards of numerous other high growth technology companies, his familiarity with data center and related technology industries and his familiarity with our company.

Larry Krause.    Larry Krause has served as a member of the Board of Directors of Switch, Inc. since its formation and has served as a non-manager member of the Board of Managers of Switch, Ltd. since January 2017, and as a member of the Audit Committee of Switch, Ltd. since May 2013. Mr. Krause served as the Managing Partner of Deloitte & Touche LLP’s Nevada practice from 2008 through May 2012. He initially joined Deloitte & Touche LLP as an Audit Partner in 2002. From 1999 until May 2002, Mr. Krause was the Partner-in-Charge of Arthur Andersen’s Las Vegas audit practice. Mr. Krause’s public accounting career spans nearly forty years with significant leadership positions in his firms’ hospitality and gaming industry practices. During this time, he served as lead client service partner for many publicly held clients, including Fortune 500 companies. Mr. Krause is a certified public accountant in Nevada and California. Mr. Krause previously served as a director and chairman of the Audit Committee of Tropicana Las Vegas Hotel and Casino Inc., then a publicly held company, until it was acquired by Penn National Gaming, Inc. in August 2015. He also previously served as a director and treasurer for the United Way of Southern Nevada. He has both a bachelor and master degree in business administration with a major in accounting from California State University, Northridge. We believe Mr. Krause is qualified to serve as a member of our Board of Directors and as chair of our Audit Committee based on his extensive financial, audit and accounting expertise with both public and private entities, his leadership of audit committees for publicly held companies and his familiarity with our company.

Zareh Sarrafian.    Zareh Sarrafian has served as a member of the Board of Directors of Switch, Inc. since its formation and has served as a member of the Board of Managers of Switch, Ltd. since January 2017. He has served as the Chief Executive Officer of Riverside University Health System since May 2014. Prior to that, Mr. Sarrafian served as Chief Administrative Officer at Loma Linda Medical Center in Loma Linda, California from 1998 to 2014. He also serves as a director and member of the Nominating and Corporate Governance Committee of Pacific Premier Bancorp, Inc., or Pacific Premier, a publicly held commercial bank holding company, and as a member of the board of directors of Pacific Premier’s banking subsidiary, Pacific Premier Bank. He previously served a director of Security California Bancorp and its banking subsidiary Security Bank of California until they were acquired by Pacific Premier. He also serves and has served on a number of not-for-profit and higher education boards. Mr. Sarrafian received his B.S. from California State Polytechnic University, Pomona, and his M.B.A. from California State University, San Bernardino. We believe Mr. Sarrafian is qualified to serve as a member of our Board of Directors based on his extensive executive leadership experience, his experience with regulated entities which are a significant portion of our customer base, his service as a board member of publicly held companies and his banking experience.

Corporate Governance

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated articles of incorporation and bylaws that will become effective immediately prior to the completion of this offering. Our board of directors currently consists of six directors.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Upon completion of this offering, Mr. Rob Roy, our Founder, Chief Executive Officer and Chairman, together with his affiliates, will control a majority of the combined voting power of our outstanding capital stock. As a result, Mr. Roy will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors.

Directors may only be removed for cause by the affirmative vote of at least a majority of the combined voting power of our capital stock.

Director Independence

Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that             are each an “independent director,” as defined under the applicable rules and regulations of the Exchange Act and the rules of the             .

Lead Independent Director

Our board of directors adopted corporate governance guidelines which provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Rob Roy is our Chairman and is not an “independent director” as defined in the listing standards of             , our board of directors has appointed             to serve as our Lead Independent Director. As Lead Independent Director, Mr.             will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board has established three standing committees—audit, compensation, and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Current copies of each committee’s charter are posted on our website, www.switch.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Upon completion of this offering, Mr. Rob Roy, our Founder, Chief Executive Officer and Chairman, together with his affiliates, will control a majority of the combined voting power of our outstanding capital stock. See “—Composition of our Board of Directors.” As a result, we will be a “controlled company” under the corporate governance standards. As a controlled company, we would be permitted to opt out of certain corporate governance requirements, including the following requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the ;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

Although we intend to comply with these listing requirements whether or not we are a controlled company, there is no guarantee that we will not take advantage of these exemptions in the future. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the         corporate governance requirements.

Audit Committee

The audit committee will be responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the closing of this offering, our audit committee will consist of Messrs.             with Mr.             serving as chair. Rule 10A-3 of the Exchange Act and the             rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that Messrs.             meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and the             rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that Mr.             will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Upon the listing our common stock on             , the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and             , which the audit committee will review and evaluate at least annually.

Compensation Committee

The compensation committee’s responsibilities include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Upon the completion of this offering, our compensation committee will consist of Messrs.             with Mr.             serving as chair. Each of Messrs.             is (i) independent under the applicable rules and regulations of         , (ii) an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and (iii) a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Upon the listing our common stock on             , the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

The members of our nominating and corporate governance committee Messrs.             with Mr.             serving as chair. Each of Messrs.             is independent under the applicable rules and regulations of             . Upon the listing of our common stock on             , the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on us.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.switch.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2016 Summary Compensation Table” below. In 2016, our “named executive officers” and their positions were as follows:

•	Rob Roy, Chief Executive Officer;

•	Thomas Morton, President, General Counsel and Secretary; and

•	Gabe Nacht, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2016 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2016.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards($)(1)	All Other Compensation ($)(2)	Total ($)
Rob Roy	1,000,000	1,255,000	1,000,557	25,360	3,280,917
Chief Executive Officer
Thomas Morton	772,500	771,000	400,052	20,454	1,964,006
President, General Counsel and Secretary
Gabe Nacht	329,808	300,000	517,226	6,077	1,153,111
Chief Financial Officer (3)

(1)	Amounts reflect the grant-date fair value of Switch, Ltd. Common Units and incentive units granted during 2016 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all Common Unit and incentive unit awards made to executive officers in Note 10, Equity Based Compensation, to our consolidated financial statements for 2016. For information regarding the number of Common Units awarded in 2016, see “Narrative to Summary Compensation Table—Equity Compensation” below. For information regarding the equity awards awarded in 2016, see the “Outstanding Equity Awards at Fiscal Year-End” table below.
(2)	Amounts include our match on the officer’s 401(k) contributions, reimbursement for the cost of annual gym membership fees, for Messrs. Roy and Morton, a car allowance, and for Mr. Roy, the incremental cost to the Company for the personal use of a company-leased aircraft.
(3)	Mr. Nacht joined our Company in January 2016 as our Chief Financial Officer.

Narrative to Summary Compensation Table

2016 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The base salaries for Messrs. Roy, Morton and Nacht for 2016 were $1,000,000, $772,500 and $350,000, respectively. The compensation committee increased Mr. Nacht’s 2017 base salary to $385,000; the base salaries for Messrs. Roy and Morton remained unchanged for 2017.

2016 Bonuses

Historically, the compensation committee has approved discretionary annual cash bonuses. In 2016, the compensation committee approved such bonuses for Messrs. Roy, Morton and Nacht; these discretionary cash bonuses were awarded in consideration of each named executive officer’s individual performance during fiscal 2016. The actual annual cash bonuses awarded to each named executive officer for 2016 performance are set forth above in the 2016 Summary Compensation Table in the column titled “Bonus.”

Equity Compensation

Certain of our named executive officers currently hold incentive units in Switch, Ltd., which are intended to constitute “profits interests” within the meaning of the relevant IRS Revenue Procedure guidance. Incentive unit awards generally vest annually over four or five years from the applicable grant date, subject to acceleration upon the occurrence of a change in control (as defined in the applicable award agreement), which includes a qualifying initial public offering. The vesting of each of Messrs. Roy, Morton and Nacht’s 2016 incentive units will accelerate in full in connection with the closing of the Transactions that will be consummated prior to this offering and will be converted to Common Units in Switch, Ltd. In addition, in 2016, certain of our named executive officers were granted awards of fully-vested Common Units in Switch, Ltd.

The following table sets forth the Switch, Ltd. Common Units and incentive units granted to our named executive officers in the 2016 fiscal year.

Named Executive Officer	2016 Incentive Units Granted	2016 Common Units Granted
Rob Roy	253,721	115,936
Thomas Morton	146,562	34,960
Gabe Nacht	500,000	—

In addition, each of Mr. Roy and Mr. Morton was granted an award of fully-vested Common Units in Switch, Ltd. in January 2017, covering 115,968 and 34,912 Common Units, respectively.

In connection with the offering, all outstanding incentive units held by our named executive officers will accelerate in full in connection with the closing of the Transactions that will be consummated prior to this offering and will be converted to Common Units of Switch, Ltd.

We intend to adopt the 2017 Incentive Award Plan, or the 2017 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2017 Plan will be effective prior to the completion of this offering. For additional information about the 2017 Plan, please see the section titled “2017 Incentive Award Plan” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the

401(k) plan up to a specified percentage of the employee contributions, and these matching contributions vest over three years. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and providing matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

In addition, we reimburse the named executive officers for the cost of annual gym membership fees and certain of our named executive officers receive a car allowance. In addition, from time to time, we may reimburse our named executive officers for certain taxes associated with the income they receive from Switch, Ltd.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of Switch, Ltd. Common Units underlying outstanding incentive unit awards for each named executive officer as of December 31, 2016.

	Stock Awards(1)
Name	Grant Date	Number of Stock Awards That Have Not Vested (#)		Market Value of Stock Awards That Have Not Vested ($)(2)
Rob Roy	10/1/13	300,000	(3)(4)	1,014,000
	2/20/15	502,179	(5)	1,732,518
	12/28/16	253,721	(5)	81,191
Thomas Morton	12/4/12	150,000	(3)(4)	657,000
	2/20/15	679,811	(5)	2,345,348
	12/1/16	109,665	(5)	35,093
	12/28/16	36,897	(5)	11,807
Gabe Nacht	1/13/16	500,000	(5)	1,090,000

(1)	The outstanding incentive units will accelerate in full in connection with the completion of the Transactions that will be consummated prior to this offering and will be converted to Common Units of Switch, Ltd.
(2)	There is no public market for the incentive units. For purposes of this disclosure, we have valued the incentive units as of December 31, 2016 based on the then-fair market value of Switch, Ltd.’s Common Units ($7.71 per unit), as determined by an independent third party valuation firm, and taking into account the hurdle value (i.e., the value at which the award is entitled to start participating in distributions from Switch, Ltd.).
(3)	In March 2016, our compensation committee approved the accelerated vesting of the incentive units subject to this award effective January 1, 2016, with 25% of the incentive units subject to this award vesting on each of the fourth and fifth anniversaries of the grant date, subject to continued service and acceleration upon the occurrence of a change in control (as defined in the applicable award agreement), which includes a qualifying initial public offering.
(4)	Amounts reflect the 3-to-1 unit split effected by Switch, Ltd. on November 1, 2014.

(5)	25% of the incentive units subject to this award vest annually on the first four anniversaries of the applicable grant date, subject to continued service and acceleration upon the occurrence of a change in control (as defined in the applicable award agreement), which includes a qualifying initial public offering.

Executive Compensation Arrangements

Gabe Nacht Offer Letter

On January 7, 2016, we entered into an offer letter with Gabe Nacht, our Chief Financial Officer. Pursuant to the offer letter, Mr. Nacht receives an annual base salary, which was initially set at $350,000 (which has increased to $385,000 in 2017), and is eligible to receive an annual discretionary cash performance bonus, the amount of which will be determined based on the annual financial performance of Switch, Ltd. and individual performance, which will be determined at the discretion of Switch, Ltd. Pursuant to the offer letter, Mr. Nacht reports directly to Thomas Morton, our President and General Counsel.

In connection with entering into the offer letter, Mr. Nacht received a grant of 500,000 incentive units in Switch, Ltd., which vest in equal annual installments of 25% over four years beginning on the first anniversary of the grant date. In addition, Mr. Nacht is eligible to participate in customary health, welfare and fringe benefit plans. The offer letter was subject to Mr. Nacht executing a non-disclosure and inventions agreement and a confidentiality agreement.

Director Compensation

In July 2016, the board of managers of Switch, Ltd., or the Switch, Ltd. Board, approved a compensation program for our non-employee directors, or the Director Compensation Program. This program is intended to fairly compensate our directors for the time and effort necessary to serve on the Switch, Ltd. Board.

2016 Director Compensation Program

The 2016 Director Compensation Program consists of the components listed below:

•	Annual Cash Retainer: $67,500

•	Annual Equity Retainer: Valued on the date of grant at $87,500 and granted in fully vested Common Units of Switch, Ltd. As Mr. Wolf is an employee of Intel Corporation, or Intel, he is not eligible to receive this annual equity retainer.

•	Annual Committee Chair Retainers:

•	Audit: $20,000

•	Compensation: $17,300

•	Nominations and Governance: $15,000

•	Annual Committee Member Retainers:

•	Audit: $5,000

•	Compensation: $5,000

•	Nominations and Governance $5,000

The annual cash retainer is paid in quarterly installments in arrears and the annual committee retainers are paid in one annual installment on or prior to the end of the calendar year in which such non-employee director served on the committee.

Prior to approving and adopting the Director Compensation Program, each non-employee director was entitled to receive an annual cash retainer for his or her services of $55,000 and Common Units of Switch, Ltd. issuable during the fourth quarter of Switch, Ltd.’s fiscal year, with a value of $15,000, based on the valuation of Switch, Ltd.’s Common Units as of Switch, Ltd.’s most recent valuation report. In lieu of fees for services rendered, any non-employee director of the Audit Committee received an annual cash retainer of $18,000. All cash retainers were paid in equal quarterly installments.

The following table contains information concerning the compensation of our non-employee directors in 2016 from Switch, Ltd.

Name(1)	Fees Paid in Cash ($)		Stock Awards ($)(2)	Total ($)
Donald D. Snyder	87,500		43,749	131,249
Tom Thomas	88,650		43,749	132,399
Dennis Troesh	82,500		43,749	126,249
Bryan Wolf	82,500	(3)	—	82,500
Larry Krause	23,500	(4)	—	23,500

(1)	Mr. Roy, our Chief Executive Officer, is not included in this table as he was an employee of the Company in 2016 and did not receive compensation for his services as a director. All compensation paid to Mr. Roy for the services he provided to us in 2016 is reflected in the 2016 Summary Compensation Table.
(2)	Amounts reflect the grant-date fair value of Switch, Ltd. Common Units granted during 2016 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all incentive unit awards made to our non-employee directors in Note 10, Equity Based Compensation, to our consolidated financial statements for 2016.
(3)	Fees that otherwise would have been granted to Mr. Wolf, who is an employee of Intel, were assigned to Intel.
(4)	Amount reflects fees paid to Mr. Krause in cash for his service solely as Chairman of the Audit Committee in 2016 and includes $4,500 paid to Mr. Krause in 2016 with respect to his retainer for service as Chairman of the Audit Committee earned but not paid in 2015. Mr. Krause was not a full-time member of the Switch, Ltd. Board in 2016; and as a result did not receive the full Chairman of the Audit Committee retainer.

The table below shows the aggregate number of unvested Switch, Ltd. equity awards held as of December 31, 2016 by each non-employee director who was serving as of December 31, 2016.

Name	Unvested Common Units Outstanding at Fiscal Year End
Donald D. Snyder	297,614
Tom Thomas	—
Dennis Troesh	—
Bryan Wolf	—
Larry Krause	—

Post-IPO Director Compensation Program

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The program is expected to provide directors with a             , subject to continued service on our board of directors. In addition, each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $             and an annual equity award in a denominated dollar value equal to $             .

2017 Incentive Award Plan

We intend to adopt the 2017 Incentive Award Plan, or the 2017 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2017 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2017 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2017 Plan. Following our initial public offering, the 2017 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2017 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2017 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of             shares of our common stock will be available for issuance under awards granted pursuant to the 2017 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2017 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2017 Plan. However, the following shares may not be used again for grant under the 2017 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the stock appreciation right on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2017 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2017 Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any participant pursuant to the 2017 Plan during any calendar year will be             and the maximum amount that may be paid under a cash award pursuant to the 2017 Plan to any one participant during any calendar year period will be $             . The transition period applicable to the 2017 Plan under Section 162(m) of the Code for compensation plans of corporations which are privately held and which become publicly-held in an initial public offering will expire on the earliest to occur of (i) our annual stockholders’ meeting in calendar year             , (ii) a material modification or expiration of the 2017 Plan and (iii) the exhaustion of the shares or other compensation reserved for issuance under the 2017 Plan.

Awards.    The 2017 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2017 Plan. Certain awards under the 2017 Plan may constitute or provide for a deferral of compensation, subject to

Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2017 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity;

(10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) implementation or completion of critical projects; (21) market share; (22) economic value; (23) debt levels or reduction; (24) sales-related goals; (25) comparisons with other stock market indices; (26) operating efficiency; (27) employee satisfaction; (28) financing and other capital raising transactions; (29) recruiting and maintaining personnel; and (30) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2017 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2017 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our board of directors may amend or terminate the 2017 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2017 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2017 Plan after the tenth anniversary of the date on which our board of directors adopts the 2017 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2014, we or Switch, Ltd. have engaged in certain transactions with our directors and executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities.

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Related Party Agreements in Effect Prior to this Offering

Lease Agreements

A member of our board of directors and a manager of Switch, Ltd., Thomas A. Thomas, holds approximately 3% of the membership interests of Beltway Business Park Warehouse No. 1, LLC and approximately 4% of the membership interests of each of Beltway Business Park Office No. 1, LLC, Beltway Business Park Office No. 2, LLC, Beltway Business Park Warehouse No. 3, LLC, Beltway Business Park Warehouse No. 4, LLC and Beltway Business Park Warehouse No. 6, LLC, which we refer to collectively as Beltway, and is a manager of Thomas & Mack Beltway, LLC, which is a manager of Beltway. Switch, Ltd. is a party to certain real property lease agreements with Beltway, including, that certain (i) Standard Industrial Real Estate Lease, dated August 21, 2007, as amended, which governs the leasing of real property for our LAS VEGAS 7 facility and has a term ending on August 31, 2033, (ii) Lease Agreement, dated November 4, 2010, as amended, which governs the leasing of office space and has a term that ended in July 2015, (iii) Lease Agreement, dated April 1, 2011, as amended, which governs the leasing of office space and has a term ending on March 31, 2021, (iv) Land Lease, dated January 12, 2012, as amended, which governs the leasing of real property for our LAS VEGAS 8 facility and has a term ending on February 5, 2062, (v) Lease Agreement, dated April 24, 2012, as amended, which governs the leasing of office space and has a term ending on May 14, 2022, (vi) Standard Industrial Real Estate Lease, dated November 3, 2014, which governs the leasing of warehouse space and has a term ending on April 30, 2021, and (vii) Land Lease, dated June 21, 2016, as amended, which governs the leasing of real property for our planned LAS VEGAS 11 facility and has a term ending on June 19, 2066.

Since January 1, 2014, Switch, Ltd. has made periodic payments under the above agreements to Beltway totaling in the aggregate, and for each of the fiscal years ended December 31, 2014, 2015 and 2016, $3.7 million, $3.8 million and $8.7 million, respectively. We believe the terms of our real property lease agreements with Beltway are no less favorable to us than those that we could have obtained from an unaffiliated third party.

Other Transactions

See “Executive Compensation” for a description of certain arrangements with our executive officers and directors.

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the completion of the Transactions, including the exchange of their ownership interest in Common Units by Former Members for shares of our Class A common stock in connection with this offering and entering into the Tax Receivable Agreement, the Switch Operating Agreement and the Registration Rights Agreement. These transactions are described in “The Transactions.”

Tax Receivable Agreement

We expect to obtain an increase in our share of the tax basis of the assets of Switch, Ltd. when a Continuing Member receives cash or shares of our Class A common stock in connection with a redemption or exchange of such Continuing Member’s Common Units for Class A common stock or cash (such basis increase, the “Basis Adjustments”). We intend to treat such acquisition of Common Units as our direct purchase of Common Units from a Continuing Member for U.S. federal income and other applicable tax purposes, regardless of whether such Common Units are surrendered by a Continuing Member to Switch, Ltd. for redemption or sold to us upon the exercise of our election to acquire such Common Units directly. Basis Adjustments may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the Transactions described above, we will enter into the Tax Receivable Agreement with Switch, Ltd. and the Continuing Members. The Tax Receivable Agreement will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the Transactions described above, including increases in the tax basis of the assets of Switch, Ltd. arising from such Transactions, and tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. Switch, Ltd. will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of Common Units for shares of our Class A common stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Switch, Ltd. or us by any Continuing Member. The rights of each Continuing Member under the Tax Receivable Agreement are assignable to transferees of its Common Units (other than Switch as transferee pursuant to subsequent redemptions (or exchanges) of the transferred Common Units). We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize.

The actual Basis Adjustments, as well as any amounts paid to the Continuing Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•	the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Switch, Ltd. at the time of each redemption or exchange;

•	the price of shares of our Class A common stock at the time of redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of each redemption or exchange;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•

the amount and timing of our income—the Tax Receivable Agreement generally will require Switch to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Switch does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the completion of the offering. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing Members an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).

The payment obligations under the Tax Receivable Agreement are obligations of Switch and not of Switch, Ltd. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing Members could be substantial. Any payments made by us to Continuing Members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Switch, Ltd. and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing Member under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result, (i) we could be required to make cash payments to the Continuing Members that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement , which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. If any such position is subject to a challenge by a taxing authority the outcome of which would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Continuing Member that directly or indirectly owns at least 10% of the outstanding Common Units. We will not be reimbursed for any cash payments previously made to any Continuing Member pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by us to a Continuing Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to the Continuing Members for a number of years following the initial time of such payment and, if our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Switch Operating Agreement

We will operate our business through Switch, Ltd. and its subsidiaries. In connection with the completion of this offering, we and the Original Members will enter into Switch, Ltd.’s Fourth Amended and Restated Operating Agreement, which we refer to as the Switch Operating Agreement. The operations of Switch, Ltd., and the rights and obligations of the holders of Common Units, will be set forth in the Switch Operating Agreement.

Appointment as Manager.    Under the Switch Operating Agreement, we will become a member and the managing member of Switch, Ltd. As the managing member, we will be able to control all of the day-to-day business affairs and decision-making of Switch, Ltd. without the approval of any other member, unless otherwise stated in the Switch Operating Agreement. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Switch, Ltd. and the day-to-day management of Switch, Ltd.’s business. Pursuant to the terms of the Switch Operating Agreement, we cannot, under any circumstances, be removed as the managing member of Switch, Ltd. except by our election.

Compensation.    We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by Switch, Ltd. for fees and expenses incurred on behalf of Switch, Ltd., including all expenses associated with this offering and maintaining our corporate existence.

Capitalization.    The Switch Operating Agreement provides for a single class of common membership units, which we refer to as the “Common Units.” The Switch Operating Agreement will reflect a split of Common Units such that one Common Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each Common

Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of Switch, Ltd.

Distributions.    The Switch Operating Agreement will require “tax distributions,” as that term is defined in the Switch Operating Agreement, to be made by Switch, Ltd. to its “members,” as that term is defined in the Switch Operating Agreement. Tax distributions will be made at least annually to each member of Switch, Ltd., including us, based on such member’s allocable share of the taxable income of Switch, Ltd. and at a tax rate that will be determined by us. For this purpose, the taxable income of Switch, Ltd., and Switch’s allocable share of such taxable income, shall be determined without regard to any tax basis adjustments that result from our deemed or actual purchase of Common Units from the Continuing Members (as described above under “—Tax Receivable Agreement”). The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Switch, Ltd. for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The Switch Operating Agreement will also allow for distributions to be made by Switch, Ltd. to its members on a pro rata basis out of “distributable cash,” as that term is defined in the Switch Operating Agreement. We expect Switch, Ltd. may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

Common Unit Redemption Right.    The Switch Operating Agreement provides a redemption right to the Continuing Members which entitles them to have their Common Units redeemed, at the election of each such person, for, at our option, as determined by or at the direction of our board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, newly issued shares of our Class A common stock on a one-to-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the Continuing Member has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its Common Units to Switch, Ltd. for cancellation. The Switch Operating Agreement requires that we contribute cash or shares of our Class A common stock to Switch, Ltd. in exchange for an amount of Common Units in Switch, Ltd. that will be issued to us equal to the number of Common Units redeemed from the Continuing Member. Switch, Ltd. will then distribute the cash or shares of our Class A common stock to such Continuing Member to complete the redemption. In the event of such election by a Continuing Member, we may, at our option, effect a direct exchange of cash or our Class A common stock for such Common Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of Common Units that we own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Issuance of Common Units upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from Switch, Ltd. a number of Common Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Switch, Ltd. or its subsidiaries, we will make, or be deemed to make, a capital contribution to Switch, Ltd. equal to the aggregate value of such shares of Class A common stock, and Switch, Ltd. will issue to us a number of Common Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Switch, Ltd. or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Switch, Ltd. (or the applicable subsidiary of Switch, Ltd.) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Switch, Ltd. or its subsidiaries, (i) on each applicable vesting date we will be deemed to have sold to Switch, Ltd. (or such subsidiary) the number of vested shares at a price equal to the market price per share, (ii) Switch, Ltd. (or such subsidiary) will deliver the shares to the applicable person and (iii) we will be deemed to have made a capital contribution in Switch, Ltd. equal to the purchase price for such shares in exchange for an equal number of Common Units.

Maintenance of one-to-one ratio of shares of Class A common stock and Common Units owned by Switch.    Our amended and restated articles of incorporation and the Switch Operating Agreement will require that we and Switch, Ltd., respectively, at all times maintain (i) a ratio of one Common Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), (ii) a one-to-one ratio between the number of shares of Class B common stock owned by the Non-Founder Continuing Members and the number of Common Units owned by the Non-Founder Continuing Members and (iii) a one-to-one ratio between the number of shares of Class C common stock owned by the Founder Continuing Members and the number of Common Units owned by the Founder Continuing Members.

Transfer Restrictions.    The Switch Operating Agreement generally does not permit transfers of Common Units by members, subject to limited exceptions. Any transferee of Common Units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Switch, Ltd.

Dissolution.    The Switch Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve Switch, Ltd. In addition to a voluntary dissolution, Switch, Ltd. will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Nevada law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up Switch, Ltd.; (ii) second, to pay debts and liabilities owed to creditors of Switch, Ltd., other than members; (iii) third, to pay debts and liabilities owed to members; and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Switch, Ltd. (as determined based on the number of Common Units held by a member relative to the aggregate number of all outstanding Common Units).

Confidentiality.    Each member will agree to maintain the confidentiality of Switch, Ltd.’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation.    The Switch Operating Agreement provides for indemnification of the manager, employees and officers of Switch, Ltd. and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Switch, Ltd. will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of Switch, Ltd. will not be liable to Switch, Ltd., its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments.    The Switch Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding Common Units; provided that if the managing member holds greater than 33% of the Common Units, then it may be amended with the consent of the managing member together with holders of a majority of the outstanding Common Units, excluding Common Units held by the managing member. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of Switch, Ltd. may be amended without the consent of the managing member.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with the Original Members in connection with this offering. The Registration Rights Agreement will provide the Original Members certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, the Continuing Members can require us to register under the Securities Act shares of Class A common stock issuable to them, at our election, upon redemption or exchange of their Common Units and the Former Members can require us to register under the Securities Act the shares of Class A common stock issued to them in connection with the Transactions. The Registration Rights Agreement will also provide for piggyback registration rights for the Original Members.

Indemnification Agreements

Our bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the laws of the State of Nevada in effect from time to time, subject to certain exceptions contained in our bylaws. In addition, our articles of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the laws of the State of Nevada in effect from time to time, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on             . Under the new policy:

•	any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•	any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC,             , and the Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock, after the completion of the Transactions, including this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock, Class B common stock or Class C common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

As described in “The Transactions” and “Certain Relationships and Related Party Transactions,” each Continuing Member will be entitled to have their Common Units redeemed for Class A common stock on a one-to-one basis, or, at our option, cash equal to the market value of the applicable number of our shares of Class A common stock. In addition, at our election, upon a redemption request, we may effect a direct exchange of such Class A common stock or such cash for such Common Units. In connection with this offering, we will issue (i) to each Non-Founder Continuing Member for nominal consideration one share of Class B common stock for each Common Unit it owns and (ii) to each Founder Continuing Member for nominal consideration one share of Class C common stock for each Common Unit it owns. As a result, the respective numbers of shares of Class B common stock and Class C common stock listed in the table below correlate to the number of Common Units each such Continuing Member will own immediately after this offering. See “The Transactions.”

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Notwithstanding the preceding sentence, for purposes of the following table, we assumed that that the Continuing Members were not entitled to have their Common Units redeemed for Class A common stock. Unless otherwise indicated, the address of all listed stockholders is c/o Switch, Inc., 7135 S. Decatur Boulevard, Las Vegas, NV 89118. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common Stock Beneficially Owned			Shares of Class C Common Stock Beneficially Owned			Total Common Stock Beneficially Owned†
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage		Percentage
5% Stockholders
			%			%	—	—			%
			%			%	—	—			%
			%			%	—	—			%
			%			%	—	—			%
			%			%	—	—			%
Named Executive Officers and Directors
Rob Roy	—	—		—	—				%		%
Thomas Morton			%			%	—	—			%
Gabe Nacht			%			%	—	—			%
Larry Krause			%			%	—	—			%
Zareh Sarrafian			%			%	—	—			%
Donald Snyder			%			%	—	—			%
Tom Thomas			%			%	—	—			%
Bryan Wolf			%			%			%		%
All directors, director designees and executive officers as a group ( persons)			%			%			%		%

†	Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
*	Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated articles of incorporation, and our bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated articles of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our current authorized capital stock consists of 1,000,000 shares of common stock, par value $0.001 per share. As of the completion of this offering, our authorized capital stock will consist of                 shares of Class A common stock, par value $0.001 per share,                 shares of Class B common stock, par value $0.001 per share,                 shares of Class C common stock, par value $0.001 per share, and                 shares of blank check preferred stock.

Common Stock

Upon completion of this offering, there will be                     shares of our Class A common stock issued and outstanding,                     shares of our Class B common stock issued and outstanding, and                     shares of our Class C common stock issued and outstanding.

Class A Common Stock

Voting Rights

Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated articles of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of the net assets, if any, available for distribution to common stockholders.

Other Matters

No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption provision applicable to the Class A common stock. Upon completion of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable.

Class B Common Stock

Issuance of Class B common stock with Common Units

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of Common Units held by Non-Founder Continuing Members and the number of shares of Class B common stock issued to Non-Founder Continuing Members. Shares of Class B common stock are transferable only together with an equal number of Common Units. A Non-Founder Continuing Member’s shares of Class B common stock will be cancelled on a one-to-one basis if such Non-Founder Continuing Member elects to redeem or exchange its Common Units pursuant to the terms of the Switch Operating Agreement.

Voting Rights

Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by each Non-Founder Continuing Member being equal to the number of Common Units held by such Non-Founder Continuing Member. Holders of our Class B common stock will not be entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated articles of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights

Holders of our Class B common stock will not participate in any dividend declared by the board of directors.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to our amended and restated articles of incorporation and the Switch Operating Agreement, holders of our Class B common stock are subject to restrictions on transfer of such shares, including:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Common Units to the same person; and

•	in the event the holder transfers any Common Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Other Matters

No shares of Class B common stock will be subject to redemption rights or have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption provision applicable to the Class B common stock. Upon completion of this offering, all outstanding shares of Class B common stock will be validly issued, fully paid and non-assessable.

Class C Common Stock

Issuance of Class C common stock with Common Units

Shares of Class C common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of Common Units held by Founder Continuing Members and the number of shares of Class C common stock issued to Founder Continuing Members. Shares of Class C common stock are transferable only together with an equal number of Common Units. A Founder Continuing Member’s shares of Class C common stock will be cancelled on a one-to-one basis if such Founder Continuing Member elects to redeem or exchange its Common Units pursuant to the terms of the Switch Operating Agreement.

Voting Rights

Holders of Class C common stock will be entitled to cast ten votes per share, with the number of shares of Class C common stock held by each Founder Continuing Member being equal to the number of Common Units held by such Founder Continuing Member. Holders of our Class C common stock will not be entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated articles of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights

Holders of our Class C common stock will not participate in any dividend declared by the board of directors.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class C common stock will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to our amended and restated articles of incorporation and the Switch Operating Agreement, each holder of Class C common stock agrees that:

•	the holder will not transfer any shares of Class C common stock to any person unless the holder transfers an equal number of Common Units to the same person; and

•	in the event the holder transfers any Common Units to any person, the holder will transfer an equal number of shares of Class C common stock to the same person.

Other Matters

No shares of Class C common stock will be subject to redemption rights or have preemptive rights to purchase additional shares of Class C common stock. Holders of shares of our Class C common stock do not have subscription, redemption or conversion rights. There will be no redemption provision applicable to the Class C common stock. Upon completion of this offering, all outstanding shares of Class C common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our amended and restated articles of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to                     shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, treatment in the case of a merger, business combination transaction, or sale of the company’s assets substantially in their entirety, and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Exclusive Forum for Disputes

Our amended and restated articles of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of Nevada law or our amended and restated articles of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Eighth Judicial District Court of Clark County, Nevada, or the Nevada Court. Although we believe this provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-Takeover Effects of Provisions of our Amended and Restated Articles of Incorporation and our Bylaws

Our articles of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Anti-Takeover Effects of Nevada Law

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or the “NRS”, generally prohibit a publicly traded Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors before such person became an interested stockholder or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% (for a combination within two years after becoming an interested stockholder) or a majority (for combinations between two and four years thereafter) of the outstanding voting power held by disinterested stockholders. Alternatively, a corporation may engage in a combination with an interested stockholder more than two years after becoming an interested stockholder if:

•	if the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher; and

•	the interested stockholder has not become the owner of any additional voting shares since the date of becoming an interested stockholder except by certain permitted transactions.

A “combination” is generally defined to include (i) mergers or consolidations with an interested stockholder or an affiliate or associate of an interested stockholder, (ii) any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, (iii) any issuance or transfer of securities to the interested stockholder or an affiliate or associate, in one transaction or a series of transactions, having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation, (iv) adoption of a plan or proposal for liquidation or dissolution of the corporation with the interested stockholder or an affiliate or associate and (v) certain other transactions having the effect of increasing the proportionate share of voting securities beneficially owned by an interested stockholder or an affiliate or associate.

In general, an “interested stockholder” means any person who beneficially owns stock with 10% or more of a corporation’s voting power, or an affiliate or associate of the corporation that beneficially owns, or owned within the preceding two years, 10% or more of the corporation’s voting power.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having least 200 stockholders of record, including at least 100 of whom have Nevada addresses. The control share statute prohibits an acquirer, under certain circumstances, from voting its “control shares” of an issuing corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the issuing corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. In addition, the corporation, if provided in its articles of incorporation or bylaws, may cause the redemption of all of the control shares at the average price paid for such shares if the stockholders do not accord the control shares full voting rights. If control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who did not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

Anti-Takeover Provisions

Authorized but Unissued Shares

The authorized but unissued shares of Class A, B and C common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the                     . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated articles of incorporation will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our amended and restated articles of incorporation will provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or changes in our management.

Stockholder Action by Written Consent

Nevada law permits stockholder action by written consent unless the corporation’s articles of incorporation or bylaws provide otherwise. Pursuant to Section 78.320 of the NRS, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a written consent to such action is signed by the holders of outstanding stock having at least a majority of the voting power of all classes entitled to vote, or such different proportion that would be required for action at a meeting. Our amended and restated articles of incorporation will provide that stockholder action by written consent will be permitted only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

Amendment of Amended and Restated Articles of Incorporation or Bylaws

Unless a corporation’s articles of incorporation or bylaws provide otherwise, Nevada law provides generally that the affirmative vote of a majority of the voting power of all classes entitled to vote, as well as a majority of any class adversely affected, is required to amend a corporation’s articles of incorporation and that the corporation’s bylaws may be amended by the board of directors. Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66-2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66-2/3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described above.

The foregoing provisions of our amended and restated articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Limitations on Liability and Indemnification of Officers and Directors

Nevada law provides that our directors and officers will not be personally liable to us, our stockholders or our creditors for monetary damages for any act or omission of a director or officer other than in circumstances where the director or officer breaches his fiduciary duty to us or our stockholders and such breach involves intentional misconduct, fraud or a knowing violation of law. Nevada law allows the articles of incorporation of a corporation to provide for greater liability of the corporation’s directors and officers.

Our amended and restated articles of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by Nevada law. Nevada law permits us to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Nevada law. In addition, as permitted by Nevada law, our amended and restated articles of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable:

•	for acts or omissions not in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation;

•	where the act or failure to act constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or knowing violations of law; or

•	for improper distributions to stockholders.

These provisions may be held not to be enforceable for certain violations of the federal securities laws of the United States.

Our bylaws include provisions that require us to indemnify our directors or officers against monetary damages for actions taken as our director or officer. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our articles of incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Nevada law and in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Corporate Opportunities

In recognition that partners, principals, directors, officers, members, managers and/or employees of the Continuing Members and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our amended and restated articles of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our amended and restated articles of incorporation. Any amendment to the foregoing provisions of our amended and restated articles of incorporation requires the affirmative vote of at least 66 2⁄3% of the votes which all our stockholders would be entitled to cast in any annual election of directors.

Dissenters’ Rights of Appraisal and Payment

Under Nevada law, with certain exceptions, our holders of our common stock will not have appraisal rights in connection with a merger or consolidation of Switch to the extent that such action does not require the holder to accept as consideration for such stock anything other than cash, certain publicly traded securities or securities of certain investment companies redeemable at the option of the holder. To the extent that dissenters’ rights may be available under Nevada law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Nevada Court.

Stockholders’ Derivative Actions

Under Nevada law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action was a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Nevada Court. See “Exclusive Forum for Disputes” above.

Registration Rights Agreement

In connection with this offering, Switch will enter into the Registration Rights Agreement with the Original Members pursuant to which the Original Members will have specified rights to require Switch to register all or any portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be                     .

The Listing

We intend to apply to list our Class A common stock on the                     under the symbol “SWCH.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Amended and Restated Credit Agreement

On June 27, 2017, we entered into an amended and restated credit agreement with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto, which amended and restated our previous $725 million credit agreement to provide a $600 million term loan and a $500 million revolving credit facility. The term loan and revolving credit facility each bear interest, at our option, at either the prime rate or LIBOR plus, in each case, an applicable margin determined according to separate grids based on a consolidated total leverage ratio. We are required to repay the aggregate outstanding principal amount of the initial term loan under the term loan in consecutive quarterly installments equal to $1.50 million until final payment is made on the maturity date. The term loan and the revolving credit facility will mature and all remaining amounts outstanding thereunder will be due and payable on June 27, 2024 and June 27, 2022, respectively.

The amended and restated credit agreement permits the issuance of letters of credit upon our request of up to $30 million. As of June 27, 2017, we had $38 million of borrowings outstanding under the revolving credit facility and $462 million of availability. As of June 27, 2017, we had $600 million of borrowings outstanding under the term loan. Upon satisfying certain conditions, we are permitted to request to increase the amount available for borrowing under the term loan and revolving credit facility up to an aggregate of $75 million, plus an additional amount subject to certain leverage restrictions.

The term loan and revolving credit facility are secured by a first-priority security interest in substantially all of the assets of Switch, Ltd. and the guarantors (excluding stock in foreign subsidiaries in excess of 65% and assets of non-guarantors and subject to certain other exceptions). Obligations under the amended and restated credit agreement are guaranteed by certain of our wholly-owned material domestic subsidiary guarantors, or collectively, the Credit Parties.

The amended and restated credit agreement contains a number of covenants that, among other things, restrict our ability to, subject to specified exceptions and baskets, incur additional debt; incur additional liens, encumbrances or contingent liabilities; make investments in other persons or property; sell or dispose of our assets; merge with or acquire other companies; liquidate or dissolve ourselves or any of the Credit Parties; engage in any business that is not otherwise a related line of business; engage in certain transactions with affiliates; pay dividends or certain other restricted payments (with certain exceptions and baskets, including, among other things, a restricted payment basket of $15 million per fiscal year); and make loans, advances or guarantees.

Events of default under the amended and restated credit agreement, subject to specified thresholds, include but are not limited to: nonpayment of principal, interest, fees or any other payment obligations thereunder; failure to perform or observe covenants, conditions or agreements; material violation of any representation, warranty or certification; cross-defaults to certain material indebtedness; bankruptcy or insolvency of the Credit Parties; certain monetary judgments against the Credit Parties; and any change of control occurrence.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of Common Units), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to list our Class A common stock on                     , we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock, assuming the issuance of                  shares of Class A common stock offered by us in this offering and the issuance                  of shares of Class A common stock to the Former Members in the Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. The remaining                     shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, each Common Unit held by the Continuing Members will be redeemable, at the election of such members, for newly issued shares of Class A common stock on a one-to-one basis. The Continuing Members may exercise such redemption right for as long as their Common Units remain outstanding. See “Certain Relationships and Related Party Transactions—Switch Operating Agreement.” Upon completion of this offering, our Continuing Members will hold                     Common Units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with the Continuing Members that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our outstanding common stock and securities convertible into or exchangeable for shares of our common stock, have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their discretion, may release any of the securities subject to these lock-up agreements at any time. This agreement is further described as set forth in the section titled “Underwriting.” Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the

90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and the             concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our 2017 Plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of                     shares of Class A common stock or shares of Class A common stock, including                     shares of Class A common stock issuable upon redemption or exchange of Common Units, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than 5% of our Class A common stock (except to the extent specifically set forth below);

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will depend on the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the partners or beneficial owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	an entity created or organized under the laws of the United States, any state thereof, or the District of Columbia that is treated as a corporation for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Distributions of cash or property that we may make on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Except as described below with respect to effectively connected dividends and subject to the discussions of backup withholding and Sections 1471 to 1474 of the Code (such Sections and related Treasury Regulations commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), below, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide appropriate documentation to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person and be subject to regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.

Sale or Other Taxable Disposition

Subject to the discussions below regarding FATCA and backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. person and will be taxed at regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however,

on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or that will not become a USRPHC in the future. Even if we are or were to become a USRPHC, our Class A common stock will not be treated as a USRPI if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or the Non-U.S. Holder’s holding period for, our Class A common stock.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established or organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” (as defined by the Code to include, in addition to banks and traditional financial institutions, entities such as investment funds and certain holding companies) or a “non-financial foreign entity” (as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United

States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and related guidance published by the IRS, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of non-FATCA withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Wells Fargo Securities, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC BMO Capital Markets Corp.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Jefferies LLC
BTIG, LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Inc.
William Blair & Company, LLC

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares of Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, and securities convertible into shares of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our Class A common stock on the                     under the symbol “SWCH.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount not to exceed $            as set forth in the underwriting agreement.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BMO Capital Markets Corp., Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Raymond James & Associates, Inc. are lenders under our amended and restated credit agreement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Class A common stock shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Class A common stock to the public” in relation to our class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our class A common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the

Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of

Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California and for the underwriters by Goodwin Procter LLP, Boston, Massachusetts. Greenberg Traurig, LLP, Las Vegas, Nevada, will, among other items, issue an opinion to us regarding certain matters of Nevada law, including the validity of the shares of Class A common stock offered hereby.

EXPERTS

The financial statements of Switch, Ltd. as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Switch, Inc. as of June 13, 2017 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Switch, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Switch, Inc. as of June 13, 2017 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada

June 28, 2017

SWITCH, INC.

Balance Sheet

June 13, 2017

ASSETS	$—

Commitments and contingencies

STOCKHOLDER’S EQUITY:
Common stock, $0.001 par value per share, 1,000,000 shares authorized, none issued or outstanding	$—

TOTAL STOCKHOLDER’S EQUITY	$—

The accompanying notes are an integral part of this balance sheet.

SWITCH, INC.

Notes to Balance Sheet

1. Organization

Switch, Inc. (the “Company”) was formed as a Nevada corporation on June 13, 2017. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Switch, Ltd. and its subsidiaries. As the managing member of Switch, Ltd., the Company is expected to operate and control all of the business and affairs of Switch, Ltd., and through Switch, Ltd. and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation and Accounting

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

3. Stockholder’s Equity

The Company is authorized to issue 1,000,000 shares of common stock, par value $0.001 per share, none of which have been issued or are outstanding.

4. Subsequent Events

Subsequent events through June 28, 2017, the date on which the balance sheet was available to be issued, were evaluated by the Company to determine the need, if any, for recognition or disclosure in its balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Switch, Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Switch, Ltd. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada

April 28, 2017, except for Note 13 and the effects of disclosing net income per unit information as discussed in Note 12 to the consolidated financial statements, as to which the date is June 28, 2017

SWITCH, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except for members’ equity units)

	December 31,		March 31, 2017
	2015	2016
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,192	$22,713	$21,709
Accounts receivable, net of allowance of $240, $340 and $847 (unaudited)	8,478	9,131	12,835
Prepaid expenses	4,108	3,921	5,144
Other current assets	1,930	2,052	2,486

Total current assets	28,708	37,817	42,174
Property and equipment, net	598,234	874,259	948,992
Long term deposit	4,440	4,440	4,440
Investments	10,393	169	—
Other assets	5,803	4,330	4,342

TOTAL ASSETS	$647,578	$921,015	$999,948

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Long term debt, current portion	$9,358	$14,330	$16,830
Accounts payable	14,839	1,663	34,133
Accrued expenses	5,630	13,127	7,359
Accrued construction payables	8,594	47,528	7,512
Accrued Michigan building and land purchase	—	23,916	23,477
Accrued impact fee expense	—	27,018	27,018
Deferred revenue, current portion	8,184	7,157	12,137
Customer deposits	5,579	6,939	7,346
Capital lease obligations, current portion	—	4,000	4,000

Total current liabilities	52,184	145,678	139,812
Long-term debt, net	283,159	457,737	522,905
Capital lease obligations	19,466	19,466	19,466
Accrued interest, capital lease obligations	2,006	2,070	2,018
Deferred revenue	6,069	17,701	18,069

TOTAL LIABILITIES	362,884	642,652	702,270

Commitments and contingencies (Note 7 and Note 9)
MEMBERS’ EQUITY:
Members’ equity, 225,000,000 units authorized; and 197,301,304, 198,866,680 and 200,614,389 units issued and outstanding as of December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively	285,301	279,056	298,099
Accumulated other comprehensive loss	(607)	(693)	(421)

TOTAL MEMBERS’ EQUITY	284,694	278,363	297,678

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$647,578	$921,015	$999,948

The accompanying notes are an integral part of these consolidated financial statements.

SWITCH, LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(in thousands, except for units and per unit amounts)

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
Revenue	$265,870	$318,352	$73,966	$89,157
Cost of revenue	141,060	168,844	37,376	45,375

Gross profit	124,810	149,508	36,590	43,782
Selling, general and administrative expense	45,251	71,420	16,777	19,343
Impact fee expense	—	27,018	—	—

Income from operations	79,559	51,070	19,813	24,439
Other income (expense):
Interest expense, including $625, $922, $193 (unaudited) and $253 (unaudited), respectively, in amortization of debt issuance costs	(7,682)	(10,836)	(2,197)	(4,020)
Equity in net earnings (losses) of investments	821	(10,138)	(1,120)	(441)
Loss on extinguishment of debt	(212)	—	—	—
Gain on sale of asset	248	—	—	—
Impairment of notes receivable	—	(2,371)	—	—
Gain on lease termination	—	2,801
Other	738	842	182	350

Total other income (expense)	(6,087)	(19,702)	(3,135)	(4,111)

Net income	$73,472	$31,368	$16,678	$20,328

Net income per unit:
Basic	$0.37	$0.16	$0.08	$0.10

Diluted	$0.37	$0.15	$0.08	$0.10

Weighted-average units used in computing net income per unit:
Basic	196,773,458	199,047,070	198,898,170	199,776,051

Diluted	199,272,269	203,461,420	201,765,027	205,493,272

Other comprehensive (loss) income:
Foreign currency translation adjustments	(607)	(86)	(329)	272

Comprehensive income	$72,865	$31,282	$16,349	$20,600

The accompanying notes are an integral part of these consolidated financial statements.

SWITCH, LTD. AND SUBSIDIARIES

Consolidated Statements of Members’ Equity

(in thousands, except for members’ equity units)

	Members’ Equity Units	Members’ Equity	Notes Receivable Issued to Members	Accumulated Other Comprehensive Loss	Total Members’ Equity
Balance — December 31, 2014	198,865,074	$245,981	$(18,166)	$—	$227,815
Net income	—	73,472	—	—	73,472
Distributions	—	(18,212)	2	—	(18,210)
Net settlement of recourse notes issued to members	(4,285,528)	—	18,164	—	18,164
Net settlement of non-recourse notes issued to members	1,875,003	—	—	—	—
Taxes paid on behalf of employees for option exercises	(310,666)	(1,558)	—	—	(1,558)
Net settlement of outstanding vested options	(772,510)	(3,878)	—	—	(3,878)
Issuance of membership units for net settlement	1,758,000	3,878	—	—	3,878
Repurchase of member options	—	(18,301)	—	—	(18,301)
Repurchase of units	(293,021)	(1,393)	—	—	(1,393)
Equity-based compensation expense	—	5,237	—	—	5,237
Common units awarded	11,952	—	—	—	—
Incentive units vested	408,000	—	—	—	—
Issuance of membership units upon exercise of unit options	45,000	75	—	—	75
Foreign currency translation adjustments	—	—	—	(607)	(607)

Balance — December 31, 2015	197,301,304	285,301	—	(607)	284,694
Net income	—	31,368	—	—	31,368
Distributions	—	(28,110)	—	—	(28,110)
Taxes paid on behalf of employees for option exercises	(44,807)	(290)	—	—	(290)
Net settlement of outstanding vested options	(115,170)	(744)	—	—	(744)
Issuance of membership units for net settlement	279,000	744	—	—	744
Repurchase of member options and units	(2,089,116)	(15,148)	—	—	(15,148)
Equity-based compensation expense	—	4,969	—	—	4,969
Common units awarded	168,655	966	—	—	966
Incentive units vested	3,366,814	—	—	—	—
Foreign currency translation adjustments	—	—	—	(86)	(86)

Balance — December 31, 2016	198,866,680	279,056	—	(693)	278,363
Net income (unaudited)	—	20,328	—	—	20,328
Distributions (unaudited)	—	(3,535)	—	—	(3,535)
Equity-based compensation expense (unaudited)	—	1,135	—	—	1,135
Common units awarded (unaudited)	150,880	1,115	—	—	1,115
Incentive units vested (unaudited)	1,596,829	—	—	—	—
Foreign currency translation adjustments (unaudited)	—	—	—	272	272

Balance — March 31, 2017 (unaudited)	200,614,389	$298,099	$—	$(421)	$297,678

The accompanying notes are an integral part of these consolidated financial statements.

SWITCH, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$73,472	$31,368	$16,678	$20,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	55,355	66,591	15,311	20,037
Loss on disposal of property and equipment	1,307	1,994	133	20
Amortization of debt issuance costs	625	922	193	253
Bad debts	242	383	(55)	507
Loss on extinguishment of debt	212	—	—	—
Equity in (net earnings) losses on investments	(821)	5,764	1,120	441
Gain on sale of asset	(248)	—	—	—
Planet3 impairment	—	7,696	—	—
Amortization of notes receivable discount	—	(267)	—	—
Interest income	(147)	—	(3)	—
Equity-based compensation	5,237	5,935	2,208	2,250
Changes in operating assets and liabilities:
Accounts receivable	(3,566)	(1,101)	637	(4,215)
Prepaid expenses	(487)	187	562	127
Other current assets	(781)	(122)	18	(433)
Other assets	(3,229)	(463)	579	(92)
Accounts payable	(1,155)	634	730	4,712
Accrued interest, capital lease obligations	108	64	29	(53)
Accrued expenses	259	7,497	1,336	(6,207)
Accrued impact fee expense	—	27,018	—	—
Deferred revenue	1,797	10,605	1,684	5,347
Customer deposits	1,101	1,360	346	407

Net cash provided by operating activities	129,281	166,065	41,506	43,429

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(190,113)	(287,097)	(50,115)	(107,015)
Acquisition of intangible assets	(449)	—	—	(13)
Escrow deposit	—	—	—	(1,350)
Proceeds from sale of property and equipment	1,243	—	—	—
Proceeds from notes receivable	—	468	213	7
Purchase of notes receivable	(485)	(3,000)	—	—
Purchase of investments	(6,540)	(1,500)	(1,500)	—
Purchase of Portfolio Energy Credits	—	(872)	—	(30)

Net cash used in investing activities	(196,344)	(292,001)	(51,402)	(108,401)

SWITCH, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	321,883	189,000	10,000	70,000
Long-term deposits	(4,440)	—	—	—
Repayment of borrowings, including capital lease obligations	(223,600)	(10,000)	(2,500)	(2,500)
Debt issuance costs on new loan	(2,756)	(1,005)	—	—
Issuance of membership units upon exercise of unit options	75	—	—	—
Taxes paid for net settlement of exercised options	(1,558)	(290)	—	—
Cash distributions	(20,519)	(28,100)	(3,205)	(3,532)
Repurchase of member options	(1,392)	(15,148)	—	—

Net cash provided by financing activities	67,693	134,457	4,295	63,968

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	630	8,521	(5,601)	(1,004)
CASH AND CASH EQUIVALENTS—Beginning of period	13,562	14,192	14,192	22,713

CASH AND CASH EQUIVALENTS—End of period	$14,192	$22,713	$8,591	$21,709

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$7,123	$8,415	$1,682	$4,294

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
(Decrease) increase in liabilities incurred to acquire property and equipment	$(3,125)	$51,413	$1,053	$(12,227)

Liability incurred upon acquisition of capital lease asset	$—	$4,000	$—	$—

Forgiveness of note receivable in exchange for capital lease asset	$—	$2,100	$2,100	$—

Liability incurred related to investment in Planet3	$1,500	$—	$—	$—

Distributions declared but not paid	$623	$757	$225	$118

Net settlement of recourse notes including interest issued to members	$18,256	$—	$—	$—

Net settlement of outstanding vested options	$3,878	$744	$—	$—

Distributions used for payment of interest related to option loans	$9	$10	$2	$3

The accompanying notes are an integral part of these consolidated financial statements.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Nature of Operations

Business Activities

Switch, Ltd. (“Switch”) and its subsidiaries (collectively, the “Company”) are limited liability companies that provide colocation space and related services to global enterprises, financial companies, government agencies, and others that conduct critical business on the internet. The Company develops and operates data centers in Nevada, which are Tier IV Gold certified, and Michigan delivering redundant services with low latency and super capacity transport environments.

2. Summary of Significant Accounting Policies

Basis of Presentation and Accounting

The accompanying consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), and include the accounts of Switch and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2017, the interim consolidated statements of comprehensive income and cash flows for the three months ended March 31, 2016 and 2017, the interim consolidated statement of members’ equity for the three months ended March 31, 2017, and the consolidated financial data disclosed in these notes as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of these interim consolidated financial statements. The consolidated results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017, or for any other future annual or interim period.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts, collectability of notes receivable, useful lives of property and equipment, equity-based compensation, deferred revenue, fair value of leased property at inception of lease term, fair value of deliverables under multiple element arrangements, probability assessments of exercising renewal options on leases and other than temporary impairments on investments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consisted of $13.9 million of money market funds as of

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015. The Company did not have any cash equivalents as of December 31, 2016 and March 31, 2017 (unaudited). The cost basis of the Company’s investments in money market funds approximated their fair value and was classified within Level 1 of the fair value hierarchy.

Investments

The Company’s investments in entities where it holds at least a 20% ownership interest and has the ability to exercise significant influence, but not control, over the investee are accounted for using the equity method of accounting. Investments in entities where the Company holds less than a 20% ownership interest are generally accounted for using the cost method of accounting (Note 5).

In addition, the Company reviews its relationships with other entities to identify whether they are variable interest entities and to assess whether the Company is the primary beneficiary of such entity. If the determination is made that the Company is the primary beneficiary, then the entity is consolidated.

Fair Value Measurements

Financial assets and liabilities are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The accounting guidance establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Derivative Financial Instruments

A derivative is a financial instrument whose value changes in response to an underlying variable, requires little or no initial net investment and is settled at a future date. Derivatives are initially recognized at fair value on the date on which the derivatives are entered into and subsequently remeasured at fair value.

Embedded derivatives included in hybrid instruments are treated and disclosed as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined contract is not measured at fair value through earnings. The financial host contracts are accounted for and measured using the applicable GAAP of the relevant financial instrument category.

The method of recognizing fair value gains and losses depends on whether the derivatives are designated as hedging instruments, and if so, the nature of the hedge relationship. All gains and losses

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

from changes in the fair values of derivatives that do not qualify for hedge accounting are recognized immediately in earnings. As of December 31, 2016, and March 31, 2017 (unaudited), the Company’s identified embedded derivative does not qualify for hedge accounting (Note 5).

During the three months ended March 31, 2017, the Company entered into an agreement for the purchase of electricity (Note 9). The accounting guidance for derivative instruments provides a scope exception for commodity contracts that meet the normal purchase and sales criteria specified in the standard. The normal purchases and normal sales exception requires, among other things, physical delivery in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that are designated as normal purchases and normal sales are not recorded on the consolidated balance sheets at fair value.

Concentration of Credit and Other Risks

Although the Company operates primarily in Nevada, realization of its customer accounts receivable and its future operations and cash flows could be affected by adverse economic conditions, both regionally and elsewhere in the United States. During the years ended December 31, 2015 and 2016 and the three months ended March 31, 2016 and 2017, the Company’s largest customer and its affiliates comprised 14%, 13%, 13% (unaudited), and 10% (unaudited), respectively, of the Company’s revenue. One customer accounted for 17% of accounts receivable as of December 31, 2015. No single customer accounted for 10% or more of accounts receivable as of December 31, 2016 and March 31, 2017 (unaudited).

The Company generally carries cash and cash equivalents on deposit with financial institutions in excess of federally insured limits.

Through May 31, 2017, the Company was also exposed to a limited extent, to a risk of unfavorable price increases from its principal provider of power, Nevada Power Company dba NV Energy (“NV Energy”), whose rates are set by and services are regulated by the Public Utilities Commission of Nevada (“PUCN”). On June 1, 2017, the Company became an unbundled purchaser of energy (Note 15).

Accounts Receivable

Customer receivables are noninterest bearing, and the Company generally does not request collateral from its customers; however, it usually obtains a lien or other security interest in certain customers’ equipment placed in the Company’s data center, and/or obtains a deposit. In the event collection is not reasonably assured at inception of a contract, recognition of related revenue is deferred generally until receipt of cash payment. The Company maintains an allowance for doubtful accounts for estimated losses up to the full amount of invoices based on the age of the invoices. If the financial condition of the Company’s customers were to deteriorate or if they became insolvent, resulting in an impairment of their ability to make payments, greater allowances for doubtful accounts may be required. Management specifically analyzes accounts receivable and current economic news and trends, historical bad debt, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of the Company’s reserves. Delinquent account balances are written-off after management has determined the likelihood of collection is not probable. The Company recorded bad debt expense (recovery) of $242,000, $383,000, ($55,000) (unaudited) and $507,000 (unaudited) for the years ended December 31, 2015 and 2016, and for the three months ended March 31, 2016 and 2017, respectively.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Notes Receivable

Notes receivable are recorded at amortized cost using the interest method. The Company evaluates the collectability of both principal and interest based on an assessment of any significant changes in the amount and timing of the expected future cash flows. As of December 31, 2016, the Company fully impaired the carrying value of its notes receivable (Note 5).

Internal Use Software

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs placed into service are included in computer equipment, furniture and fixtures within property and equipment, net on the consolidated balance sheets and are amortized on a straight-line basis over a three-year period. Software costs that do not meet capitalization criteria are expensed immediately. During the years ended December 31, 2015 and 2016, the Company capitalized $542,000 and $1.3 million, respectively, in internal use software costs. During the three months ended March 31, 2016 and 2017, the Company capitalized $197,000 (unaudited) and $690,000 (unaudited), respectively, in internal use software costs.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operations. Costs of repairs and maintenance are expensed as incurred. For assets held under capital leases, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease, including renewal option periods if exercise is intended (Note 7). Amortization of assets that are recorded under capital leases is included in depreciation expense. For assets used in data center operations, the related depreciation and amortization are included in cost of revenue.

The Company’s estimated useful lives of its property and equipment are as follows (in years):

Assets	Estimated Useful Lives
Land improvements, buildings and building improvements	20-40
Data center equipment	5-10
Vehicles	7
Core network equipment	5-7
Cloud computing equipment	5
Fiber facilities	20, 40
Deferred installation charges	3-5
Computer equipment, furniture and fixtures	3-5

In addition, the Company has capitalized interest costs during the construction phase of data centers. Once a data center or expansion project becomes operational, these costs are allocated to certain property and equipment categories and are depreciated over the estimated useful life of the underlying assets.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

The Company’s long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Portfolio Energy Credits

The Company recognizes portfolio energy credits (“PECs”) at their cost when purchased as an intangible asset, subject to impairment testing. PECs are not considered outputs by the Company. Amortization of PECs is recorded within cost of revenue on the consolidated statements of comprehensive income when PECs are utilized in operations.

Deferred Debt Issuance Costs

Costs incurred in obtaining certain debt financing are deferred and amortized over the terms of the related debt instruments using the interest method for term debt and the straight-line method for revolving debt.

Foreign Currency Translation

SUPERNAP International, S.A. (“SUPERNAP International”), an equity method investment of the Company, has investments in foreign subsidiaries. Gains or losses from translation of foreign operations where the local currency is the functional currency are included in other comprehensive income (loss).

Revenue Recognition

The Company derives more than 95% of its revenue from recurring revenue streams, consisting primarily of (1) colocation, which includes the licensing of cabinet space and power; (2) connectivity services, which includes cross-connects, broadband services, and external connectivity; and (3) other revenue consisting primarily of certain professional services. The remainder of the Company’s revenue is from non-recurring revenue streams, which primarily include installation and contract settlements. Recurring revenue is generally billed monthly and recognized ratably over the period to which the service relates. The Company’s contracts with its customers generally have terms of three to five years. Non-recurring installation fees, although generally paid in a lump sum upon installation, are deferred and recognized ratably over the expected life of the installation, which was 73 months as of December 31, 2016. Revenue from connectivity services is recognized on a gross basis in accordance with the accounting standard related to reporting revenue gross as a principal versus net as an agent, primarily because the Company acts as the principal in the transactions, takes title to services and bears credit risk. Revenue from contract settlements, which result when a customer wishes to terminate their contract early, is generally recognized when no remaining performance obligations exist, to the extent that the revenue has not previously been recognized.

The Company guarantees certain service levels, such as uptime, as outlined in individual customer contracts. If these service levels are not achieved, the Company reduces revenue for any

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

credits given to the customer as a result. There were no service level credits issued during the years ended December 31, 2015 or 2016 and the three months ended March 31, 2016 and 2017 (unaudited).

Revenue is recognized only when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. It is the Company’s customary business practice to obtain a signed colocation facility agreement and service order prior to recognizing revenue in an arrangement. The Company assesses collectability based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from its customers except it usually obtains a lien and/or other security interest in a customer’s equipment placed in the Company’s data centers or obtains a deposit. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Multiple Element Arrangements.    The Company enters into multiple element revenue arrangements in which a customer may purchase a combination of the right to use network capacity (e.g., conduit and fiber optic cables), maintenance services, and colocation services. Terms of performance, cancellation, termination, or refunds in these arrangements are similar to those for individual stand-alone deliverables. Multiple element arrangements involving use of property and equipment are evaluated under lease accounting guidance.

The services offered under these revenue arrangements qualify as separate units of accounting. Multiple deliverables within revenue arrangements are allocated to separate units of accounting if the deliverables meet both of the following criteria:

•	the delivered items have value to the customer on a stand-alone basis. The items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis; and

•	if the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

At the inception of a multiple element arrangement, the Company: (1) determines whether and when each unit of accounting has been delivered or performed; (2) determines the fair value of each unit of accounting using the selling price hierarchy of vendor-specific evidence of fair value (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, and management’s best estimate of the selling price (“BESP”) if neither VSOE nor TPE is available; and (3) allocates the total price among the various units of accounting using the relative selling price method. Once the total price has been allocated among the various units of accounting, revenue is recognized when the relevant revenue recognition criteria are met for each element, which is upon acceptance or use of the services by the customer. VSOE generally exists when the deliverable is sold separately; however, in certain instances VSOE cannot be established if the deliverable cannot be priced within a narrow range or has a limited sales history. TPE is determined based on competitor prices for similar deliverables when sold separately. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, pricing practices, market conditions, competitive landscape, type of customer, geographies, internal costs, and gross margin objectives. Revenue is allocated to rights to use network capacity and related colocation services and maintenance services under these

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

arrangements based on TPE. Revenue allocated to other colocation services provided under these arrangements is based on VSOE.

Income Taxes

Since limited liability companies are “pass-through” entities under the U.S. Internal Revenue Code, the members of the Company are taxed directly on their respective ownership interests in consolidated income, and, therefore, no provision or liability for federal income tax has been included in the accompanying consolidated financial statements.

Based on management’s evaluations, since there are no conditions or uncertainties that present any material risk of loss of the pass-through status of the Company or other identified uncertain tax positions to be taken or taken in previously filed federal or state income tax returns that remain subject to examination by relevant tax authorities (presently consisting of those for tax years 2013 through 2016), the related provisions of GAAP relative to uncertain tax positions have had no effect on the Company’s consolidated financial statements. The Company’s policy is to record estimated probable penalties and interest to be assessed to the Company, if any, related to income tax matters as selling, general and administrative expense.

Advertising Costs

Advertising costs are expensed when incurred and are included in selling, general and administrative expense in the accompanying consolidated statements of comprehensive income. Advertising expense was $1.6 million and $2.2 million for the years ended December 31, 2015 and 2016, respectively, and $748,000 (unaudited) and $674,000 (unaudited) for the three months ended March 31, 2016 and 2017, respectively.

Equity-Based Compensation

Equity-based compensation cost is measured at the grant date for all equity-based awards made to employees and members based on the fair value of the awards and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

The Company grants equity awards to its employees and members and these equity awards generally have only a service condition. The Company’s equity awards vest up to five years. The Company uses the Black-Scholes option-pricing model to determine the fair value of its equity awards. The determination of the fair value of equity awards is affected by assumptions regarding a number of complex and subjective variables including the fair value of the Company’s member equity units, the expected price volatility of the member equity units over the term of the awards and actual and projected employee unit option exercise or purchase behaviors. The Company’s member equity units’ fair value per unit is estimated using a weighted average approach of a combination of the following three methods: (1) publicly traded data center company multiples; (2) data center precedent transaction multiples; and (3) the discounted cash flow method based on the Company’s five-year forecast. The weighting of these three methods varied over time. The Company estimates the expected volatility by analyzing the volatility of companies in the same industry and selecting volatility within the range. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the equity awards. The expected dividend rate is determined at the grant date for each equity award. The expected term of the equity award is calculated by analyzing the historical exercise data and obtaining the weighted average of the holding period for the equity awards.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net Income per Unit

Basic net income per unit is computed by dividing net income by the weighted-average number of units outstanding during the period. Diluted net income per unit is computed giving effect to all potential weighted average dilutive units including options, and incentive units. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per unit by application of the treasury stock method. Refer to Note 12 for further information on net income per unit.

Recent Accounting Pronouncements

ASU 2014-09 Revenue from Contracts with Customers.    In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The ASU replaces much of the current guidance regarding revenue recognition including most industry-specific guidance. The core principle of the ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity will be required to identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligation in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In addition to the new revenue recognition requirements, entities will be required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Entities may choose between two retrospective transition methods when applying the ASU. In July 2015, the FASB voted to defer the effective date by one year (ASU 2015-14) to December 15, 2018 for annual reporting periods beginning after that date, and interim periods within annual periods beginning after December 15, 2019, and permitted early adoption of the standard, but not before the original effective date of December 15, 2017. Companies may use either a full retrospective or a modified-retrospective approach to adopt the standard.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations Reporting (“ASU 2016-08”). The core principle of the guidance in Revenue from Contracts with Customers in ASU 2014-09 is not changed by the amendments in ASU 2016-08. The amendments clarify the implementation guidance on principal versus agent considerations. Per ASU 2016-08, when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (principal) or to arrange for that good or service to be provided by the other party (agent). When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled. The effective date and transition requirements for ASU 2016-08 are the same as the effective date and transition requirements for ASU 2014-09.

In April 2016 and May 2016, the FASB issued guidance which amends certain other aspects of ASU 2014-09. The amendments include the identification of performance obligations and the licensing implementation guidance (ASU 2016-10) and the collectability of revenue, presentation of sales tax and other similar taxes collected from customers, contracts containing noncash considerations, and contract modifications and completed contracts at transition (ASU 2016-12). In December 2016, the FASB amended ASU 2014-09 to make minor corrections and minor improvements to the guidance that

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

are not expected to have a significant effect on current accounting practice or create a significant administrative cost. The effective date and transition provisions in these amendments are aligned with the requirements of ASU 2014-09.

The Company is in the process of selecting a transition method and determining the effect of this guidance on its consolidated financial statements.

ASU 2014-15 Presentation of Financial Statements—Going Concern.    In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (“ASU 2014-15”), which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The adoption of ASU 2014-15 during the year ended December 31, 2016 did not impact the Company’s consolidated financial statements.

ASU 2015-02 Consolidation (Topic 810): Amendments to the Consolidation Analysis.    In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). This standard modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The adoption of ASU 2015-02 in the first quarter of 2017 did not impact the Company’s consolidated financial statements.

ASU 2016-02 Leases (Topic 842).    On February 25, 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability. For income statement purposes, ASU 2016-02 requires leases to be classified as either operating or finance. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The new standard must be adopted using a modified-retrospective transition, and provides for certain practical expedients. The Company is evaluating the potential effects of the adoption of this ASU on its consolidated financial statements. The Company has not decided if early adoption will be considered.

ASU 2016-09 Stock Compensation—Improvements to Employee Share-Based Payment Accounting.    In March 2016, the FASB issued ASU 2016-09, Stock Compensation—Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 was issued to simplify accounting guidance by identifying, evaluating, and improving areas for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The areas affected by ASU 2016-09 include accounting for income taxes, classification of excess tax benefits on the statement of cash flows, minimum statutory tax withholding requirements, and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. In addition, under this guidance, an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. Upon adoption of this guidance during the first quarter of 2017, the Company changed its policy to account for forfeitures as they occur. The adoption of this guidance during the first quarter of 2017 did not materially impact the Company’s consolidated financial statements.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

ASU 2016-13 Financial Statements—Credit Losses.    In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Under this guidance, a company will be required to use a new forward-looking “expected loss” model for trade and other receivables that generally will result in the earlier recognition of allowances for losses. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and requires a modified-retrospective approach to adoption. Early adoption is permitted in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the potential effects the adoption of this standard will have on its consolidated financial statements. The Company has not decided if early adoption will be considered.

ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.    In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). The areas affected by ASU 2016-15 are debt prepayment and debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. Specifically, under this guidance, cash payments for debt prepayment or debt extinguishment costs will be classified as cash outflows for financing activities. The amendments in ASU 2016-15 are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in ASU 2016-15 will be applied using a retrospective transition method to each period presented. The adoption of ASU 2016-15 is not expected to materially impact the Company’s consolidated financial statements. The Company has not decided if early adoption will be considered.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. Property and Equipment, Net

Property and equipment, net, consists of the following as of:

	December 31,		March 31, 2017
	2015	2016
			(Unaudited)
	(In thousands)
Land and land improvements	$31,991	$104,318	$114,640
Data center equipment	461,239	591,085	613,537
Capitalized leased assets	19,575	36,408	36,550
Buildings and building improvements	153,998	248,680	256,581
Cloud computing equipment	5,661	5,661	5,661
Fiber facilities	4,461	6,344	7,026
Computer equipment, furniture and fixtures	13,403	21,007	24,911
Vehicles	947	1,241	1,435
Construction in progress	86,163	97,368	142,661
Core network equipment	19,457	23,859	27,402
Deferred installation charges	2,662	3,858	4,175

Property and equipment, gross	799,557	1,139,829	1,234,579
Less: accumulated depreciation and amortization	(201,323)	(265,570)	(285,587)

Total property and equipment, net	$598,234	$874,259	$948,992

During the years ended December 31, 2015 and 2016, depreciation and amortization expense was $55.4 million and $66.6 million, respectively. During the three months ended March 31, 2016 and 2017, depreciation and amortization expense was $15.3 million (unaudited) and $20.0 million (unaudited), respectively. Accumulated amortization for the capitalized leased assets totaled $5.7 million, $6.6 million and $7.0 million (unaudited) as of December 31, 2015 and 2016 and as of March 31, 2017, respectively.

During the years ended December 31, 2015 and 2016, capitalized interest was $1.4 million and $2.7 million, respectively. During the three months ended March 31, 2016 and 2017, capitalized interest was $375,000 (unaudited) and $588,000 (unaudited), respectively.

4. Long-Term Deposit

On March 10, 2015, NV Energy and the Company entered into a Substation Agreement (the “Agreement”) and related land purchase agreement for land owned by a wholly-owned subsidiary of Switch. Pursuant to the Agreement, NV Energy will design, construct, maintain, and own a substation and related feeders in connection with service to Switch’s development of three of its data center facilities in Las Vegas. The substation was placed into service in April 2016. Switch has paid the associated costs and associated tax gross-up related to the development of the substation and related feeders as defined in the Agreement. These costs are subject to reimbursement based upon Switch’s future power usage. Costs incurred as of December 31, 2015 and 2016 and March 31, 2017 (unaudited) totaled $6.2 million, of which $4.4 million are classified as long-term deposits and $1.8 million as property and equipment on the consolidated balance sheets.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5. Equity Method Investments

The Company currently holds two investments, SUPERNAP International and Planet3, Inc. (“Planet3”). As of December 31, 2015 and 2016 and March 31, 2017, the Company determined that it continued to have a variable interest in both SUPERNAP International and Planet3, as the entities do not have sufficient equity at risk. However, the Company concluded that it is not the primary beneficiary of SUPERNAP International or of Planet3 as it does not have deemed control of either entity. As a result, it does not consolidate either entity into its consolidated financial statements.

As of December 31, 2015 and 2016 and March 31, 2017, the investment in SUPERNAP International is accounted for under the equity method of accounting and the Company’s share of the investee’s results of operations is included in equity in net earnings (losses) of investments and foreign currency translation adjustments are included in other comprehensive income (loss). SUPERNAP International is an investment of which the Company holds a 50% ownership interest. As of December 31, 2015 and 2016 and March 31, 2017 (unaudited), the Company had invested $1.3 million in SUPERNAP International. In 2015, SUPERNAP International recognized $10.0 million in revenue under a license agreement with a Thailand joint venture. As a result, the Company recognized equity in net earnings of SUPERNAP International of $2.8 million during the year ended December 31, 2015. The Company’s share of net loss recorded for the year ended December 31, 2016 amounted to $2.1 million. The Company’s share of net loss recorded for the three months ended March 31, 2016 and 2017 amounted to $410,000 (unaudited) and $441,000 (unaudited), respectively. As of March 31, 2017, the Company’s carrying value of its investment in SUPERNAP International was reduced to zero as a result of recording its share of the investee’s losses. Accordingly, the Company discontinued the equity method of accounting for its investment in SUPERNAP International and will not provide for additional losses until its share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended. As of December 31, 2015 and 2016 and March 31, 2017, the Company had recorded amounts consisting of reimbursable expenses due from SUPERNAP International of $330,000, $1.4 million, and $1.4 million (unaudited), respectively, within accounts receivable on the consolidated balance sheets.

Planet3 is an investment of which the Company holds a 45% ownership interest. As of December 31, 2015 and 2016 and March 31, 2017 (unaudited), the Company had invested $10.0 million in Planet3. The Company’s share of net loss recorded for the years ended December 31, 2015 and 2016 amounted to $2.0 million and $3.7 million, respectively, and for the three months ended March 31, 2016 amounted to $710,000 (unaudited). As of December 31, 2016, the Company discontinued the equity method of accounting for its investment in Planet3 and will not provide for additional losses until its share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended.

On May 13, 2016, Switch entered into an agreement with Planet3 (the “Note Purchase Agreement”) pursuant to which Planet3 agreed to issue to Switch secured convertible promissory notes with an aggregate principal amount not to exceed $3.0 million. Interest accrues on the unpaid principal balance of the notes at 5% per annum. The notes, together with any then unpaid and accrued interest, mature on September 1, 2017. On the maturity date, the outstanding principal balance and accrued interest, if any, can be converted at the Company’s option into ownership interests of Planet3. As of December 31, 2016, the Company had purchased notes having an aggregate principal amount of $3.0 million. If a qualified financing, as defined in the notes, occurs on or prior to the maturity date, then, upon the closing of the qualified financing, the outstanding principal amount of the notes and all accrued and unpaid interest shall automatically convert into shares of the preferred stock issued by

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Planet3 at a discount. The Company had identified and separately accounted for an embedded derivative related to the automatic conversion feature of the secured convertible promissory notes. The estimated fair value of the embedded derivative was based on Level 3 inputs, such as the value of the preferred stock upon conversion, using a present value of future cash flow valuation technique that relies on management assumptions of the probability of occurrence, term, and the risk-free discount rate. The estimated fair value of the embedded derivative was immaterial as of December 31, 2016 and March 31, 2017 (unaudited).

As of December 31, 2016, the Company determined an other than temporary loss in value of its investment in Planet3 had occurred due to Planet3’s continued operating losses and the release of a beta product that did not generate the projected sales activity. The Company fully impaired the carrying values of its investment in Planet3 of $4.4 million, notes receivable of $2.4 million, net of a $629,000 discount, interest receivable of $55,000, and related embedded derivative of $896,000 for a total write-down of $7.7 million. These charges were recorded on the consolidated statement of comprehensive income within equity in (losses) net earnings of investments, impairment of notes receivable, selling, general and administrative expense, and interest expense, respectively, for the year ended December 31, 2016. The estimated fair value of the Company’s investment in Planet3 was based on Level 3 inputs, using a present value of future cash flow valuation technique that relies on management assumptions to derive an enterprise value.

The summarized financial information of the Company’s equity method investments is as follows:

	December 31,
	2015	2016
	(In thousands)
Current assets	$6,346	$5,683
Noncurrent assets	20,529	18,956
Current liabilities	1,214	2,558
Noncurrent liabilities	14,640	23,164

	Years Ended December 31,
	2015	2016
	(In thousands)
Revenue	$10,866	$1,239
Gross profit (loss)	7,628	(2,313)
Net income (loss)	1,412	(12,353)

6. Long-Term Debt

On May 5, 2015, the Company entered into a credit agreement (“Credit Agreement”) with Wells Fargo Bank, National Association, as administrative agent, and certain other lenders, which replaced the Company’s previous $250.0 million credit agreement. The Credit Agreement consists of a $200.0 million term loan facility (the “Term Loan Facility”) and a $400.0 million revolving credit facility (the “Revolving Credit Facility,” and, together with the Term Loan Facility, the “Facilities”), each with a term of five years.

Upon satisfying certain conditions, the Credit Agreement provided that the Company could increase the amount available for borrowing under the Facilities no more than five times (up to an

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

additional $125.0 million in total) during the term of the Credit Agreement. On May 2, 2016, the Company amended the Credit Agreement to increase the aggregate amount available for borrowing under the Facilities by an additional $125.0 million and to modify certain other terms and conditions. On the closing date of the amendment, the Company recorded additional deferred debt issuance costs of $1.0 million, of which $860,000 related to the Revolving Credit Facility and $145,000 related to the Term Loan Facility. Total deferred debt issuance costs as of December 31, 2015 totaled $3.3 million, net of accumulated amortization of $514,000, compared to deferred debt issuance costs as of December 31, 2016 of $3.4 million, net of accumulated amortization of $1.4 million. Deferred debt issuance costs as of March 31, 2017 totaled $3.1 million (unaudited), net of accumulated amortization of $1.7 million (unaudited). Net debt issuance costs related to the Term Loan Facility are presented together with long-term debt and were $2.8 million, $2.2 million and $2.1 million (unaudited) as of December 31, 2015 and 2016 and March 31, 2017, respectively. Net debt issuance costs associated with the Revolving Credit Facility are included within other assets and were $558,000, $1.1 million and $1.1 million (unaudited) as of December 31, 2015 and 2016 and March 31, 2017, respectively.

The Facilities are collateralized by substantially all of the Company’s tangible and intangible personal property and guaranteed by certain of the Company’s wholly-owned subsidiaries. Interest on the Facilities is calculated based on a base rate plus the applicable margin or a LIBOR rate plus the applicable margin, at the Company’s election. Interest calculations are based on 365/366 days for a base rate loan and 360 days for a LIBOR loan. Base rate interest payments are due and payable in arrears on the last day of each calendar quarter, beginning December 31, 2015. LIBOR rate interest payments are due and payable on the last day of each selected interest period (not to extend beyond three-month intervals).

The Facilities have, among other things, financial and other covenants. Beginning with the fiscal quarter ended June 30, 2015, the Credit Agreement requires compliance with the consolidated total leverage and consolidated fixed charge coverage ratios (as defined in the Credit Agreement). As of December 31, 2016 and March 31, 2017 (unaudited), the maximum consolidated total leverage ratio was 4.25 to 1.00 and 4.00 to 1.00 (unaudited), respectively, and the minimum consolidated fixed charge coverage ratio was 1.50 to 1.00. The maximum consolidated total leverage ratio is subject to change periodically for future fiscal quarters. The Company was in compliance with these covenants as of December 31, 2016 and March 31, 2017 (unaudited).

The terms of the Facilities limit the Company’s ability, among other things, to return capital to equity interest holders, grant liens on its assets, and incur additional debt. The Company’s net assets are subject to restrictions, including the ability to pay distributions. As of December 31, 2016, and March 31, 2017 (unaudited), none of the Company’s net assets were deemed restricted under the Facilities.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-term debt consists of the following as of:

	December 31,		March 31, 2017
	2015	2016
			(Unaudited)
	(In thousands)
Term Loan Facility, interest paid at the defined LIBOR rate plus applicable interest margin (2.02%, 2.77% and 2.98% at December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively); matures May 2020	$195,000	$185,000	$182,500
Less: unamortized debt issuance costs	(2,783)	(2,233)	(2,065)

	$192,217	$182,767	$180,435

Revolving Credit Facility, interest paid at the defined LIBOR rate plus applicable interest margin (2.07%, 2.71% and 2.95% at December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively); matures May 2020	100,300	289,300	359,300

	$292,517	$472,067	$539,735

As of December 31, 2016, long-term debt maturities are as follows (in thousands):

2017	$15,000
2018	20,000
2019	20,000
2020	419,300

474,300
Less: unamortized debt issuance costs	(2,233)

$472,067

As of March 31, 2017, long-term debt maturities are as follows (unaudited, in thousands):

2017 (nine months remaining)	$12,500
2018	20,000
2019	20,000
2020	489,300

541,800
Less: unamortized debt issuance costs	(2,065)

$539,735

7. Leases

Capital Leases

The Company leases the land and building for one of its data centers from an entity in which a member of the Company’s Board of Managers has a beneficial ownership interest, under which the

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

building portion of the lease has been capitalized. Pursuant to GAAP, the lease attributable to the land is accounted for as an operating lease. The lease expires in 2033 with two subsequent 10-year and one five-year renewal option periods.

As of December 31, 2016, minimum payment obligations for this capital lease are as follows:

Related Party Building Lease* (In thousands)
2017	$1,896
2018	1,952
2019	2,064
2020	2,124
2021	2,243
Thereafter	33,636

43,915
Less: amount representing interest	(24,449)

Present value of minimum capital lease payments	$19,466

*	Until 2023, capital lease payments are applied only to accrued interest, thus, there is no current portion.

In February 2016, a wholly-owned subsidiary of Switch acquired rights and interests to manage, construct and use the Nevada Broadband Telemedicine Initiative (“NBTI”) fiber network. The right to use the NBTI fiber network is accounted for as a capital lease. As of December 31, 2016, and March 31, 2017, capital lease assets related to the NBTI fiber network were $15.9 million and $16.0 million (unaudited), respectively, and related future minimum payment obligations are $4.0 million during the year ended December 31, 2017. The capital lease will expire 25 years from the date the network is accepted by the Nevada Hospital Association, the entity that holds title to the network, and has a 25-year renewal option. Acceptance is expected to take place during 2017.

The Company is the sole consumer of output from four feeders related to a substation owned by NV Energy (Note 4). The Company accounts for this arrangement as a capital lease. As of December 31, 2016, and March 31, 2017 (unaudited), capital lease assets related to the feeders were $930,000. There are no future minimum payment obligations related to this capital lease. The capital lease will expire 39 years from the date the substation was placed into service, which was April 2016.

Operating Lease Commitments

The Company leases land, warehouse storage space and data center buildings under operating leases (including the land portion of the capitalized building lease) that have non-cancellable terms expiring through 2066 with entities in which a member of the Company’s Board of Managers has a beneficial ownership interest.

In addition, the Company leases warehouse storage space, storage yards for fiber and construction materials and equipment under operating leases in Nevada that have non-cancellable terms expiring through 2055.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2016, future minimum lease payments for all operating leases with remaining terms in excess of one year are as follows:

	Related Parties	Other	Total
	(In thousands)
2017	$3,183	$2,157	$5,340
2018	2,960	2,072	5,032
2019	2,994	2,069	5,063
2020	2,997	2,063	5,060
2021	2,352	191	2,543
Thereafter	58,705	662	59,367

	$73,191	$9,214	$82,405

As of March 31, 2017, future minimum lease payments for all operating leases with remaining terms in excess of one year are as follows:

	Related Parties	Other	Total
	(In thousands, unaudited)
2017 (nine months remaining)	$3,343	$1,618	$4,961
2018	4,697	2,073	6,770
2019	4,784	2,069	6,853
2020	4,841	2,063	6,904
2021	4,251	191	4,442
Thereafter	59,516	663	60,179

	$81,432	$8,677	$90,109

During the years ended December 31, 2015 and 2016 and during the three months ended March 31, 2016 and 2017, rent expense related to operating leases was approximately $3.8 million, $8.7 million, $2.1 million (unaudited), and $1.7 million (unaudited), respectively. Related party rent included in these amounts was approximately $3.8 million, $4.2 million, $984,000 (unaudited), and $1.1 million (unaudited) for the years ended December 31, 2015 and 2016 and three months ended March 31, 2016 and 2017, respectively.

8. Retirement Benefit Plans

The Company has a defined contribution retirement plan that covers its eligible employees (the “Plan”). The Plan is qualified in accordance with section 401(k) of the Internal Revenue Code. Eligible employees can participate in the Company’s pre-tax 401(k) plan or after-tax Roth 401(k) plan. As of February 2016, the Company makes matching contributions equal to 100% of the first 3% of compensation deferred by a participant. The Company may make a discretionary additional matching contribution. The Company recognized expense related to its contributions to the Plan of approximately $939,000 for the year ended December 31, 2016 and $105,000 (unaudited) and $266,000 (unaudited) for the three months ended March 31, 2016 and 2017, respectively.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9. Commitments and Contingencies

Purchase Commitments

On March 8, 2017, the Company entered into a firm Power Purchase & Sale Agreement of electricity with Morgan Stanley Capital Group Inc. to purchase a minimum of 40 megawatts per energy hour for a term of 36 months, or a minimum purchase commitment of $33.4 million during the term, starting the later of June 1, 2017 or the first day of the month following the date by which the Company has received all regulatory approvals upon becoming an unbundled purchaser of energy as described below.

In December 2016, the Company notified the landlord for its data center building and land in Michigan of its intent to exercise the purchase option pursuant to the lease agreement. The purchase price of $25.0 million, less 65% of all rent payments made to the landlord, will be payable upon closing of the sale by January 1, 2018. The Company has recorded the present value of the adjusted purchase price within accrued Michigan building and land purchase on the consolidated balance sheet as of December 31, 2016 and March 31, 2017 (unaudited).

In September 2016, the Company entered into a take-or-pay contract with a lit fiber transport services vendor whereby the Company will be required to purchase a minimum of $75,000 in eligible services on a monthly basis for a term equal to or greater than 24 months beginning 12 months after the eligible services are made available. As of December 31, 2016, and March 31, 2017 (unaudited), the eligible services had not yet been made available.

In June 2015, a wholly-owned subsidiary of the Company entered into an agreement for the purchase of three parcels of land in northern Nevada. The first closing on two of the land parcels was completed in August 2015 in accordance with the agreement. The second closing on the third land parcel with a purchase price of $5.4 million will occur on or before 36 months after the date of the first closing, or by August 1, 2018.

PEC Purchase Commitments

In November 2015, the Company entered into a five-year contract beginning January 1, 2016 with the Southern Nevada Water Authority (“SNWA”) to purchase an estimated 82 million in PECs, or a minimum remaining purchase commitment of $656,000 during the term, from the 14 megawatt solar photovoltaic generating plant constructed at SNWA’s River Mountains Water Treatment Facility to meet its anticipated requirements under the State of Nevada’s Renewable Portfolio Standard Statute.

In November 2015, the Company entered into a renewable energy agreement with NV Energy to purchase all PECs realized from Switch Station 2, a 79 megawatt photovoltaic solar generation facility currently under construction, for a minimum purchase commitment of $13.2 million during the term. The term of the renewable energy agreement is 20 years from the commercial operation date of Switch Station 2, which is projected to be September 30, 2017.

In June 2015, the Company entered into a renewable energy agreement with NV Energy to purchase all PECs realized from Switch Station 1, a 100 megawatt photovoltaic solar generation facility currently under construction, not to exceed the Company’s total electric load from its data center facilities, for a minimum purchase commitment of $21.6 million during the term. The term of the renewable energy agreement is 20 years from the commercial operation date of Switch Station 1, which is projected to be July 31, 2017.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2016, future minimum PEC purchase commitments are as follows (in thousands):

2017	$871
2018	1,902
2019	1,902
2020	1,902
2021	1,738
Thereafter	27,113

$35,428

Other Commitments

Effective September 12, 2012, to finance the operations of an unrelated entity that is a customer (the “Borrower”) of the Company, the Company extended to the Borrower a five-year, $1.1 million line-of-credit with interest at 8.5% accruing on outstanding balances. As of December 31, 2015 and 2016, and March 31, 2017, $250,000, $213,000 and $205,000 (unaudited), respectively, has been drawn by the Borrower. Following the third anniversary of the note, any part of the then outstanding principal and accrued interest, if any, can be converted at the Company’s option into ownership interests of the Borrower of up to 49%. As of December 31, 2016, and March 31, 2017, the Company has not exercised this option. In addition to the line-of-credit, the Company simultaneously entered into a separate vendor agreement with the Borrower establishing the fee structure for commissions to be paid in connection with the services rendered. The Company believes the commission obligations approximate the fair value of the services to be rendered. Except for $250,000 which is guaranteed by the Borrower, the entire line-of-credit is collateralized by certain real and personal property.

Energy Litigation

In July 2016, Switch filed a lawsuit in the U.S. District Court for the District of Nevada against, among other parties, the PUCN and the former Commissioners of the PUCN, NV Energy, and the former General Counsel to the PUCN Commissioners. The lawsuit alleged, among other things, that the defendants violated state and federal law to conspire and defraud Switch so that NV Energy could unlawfully retain Switch as a customer of NV Energy and impair renewable energy development in the state of Nevada. Switch sought damages, attorneys’ fees, costs and preliminary injunctive relief. On December 21, 2016, Switch and NV Energy agreed to settle the lawsuit on confidential terms which do not create any material financial liability to Switch. On January 4, 2017, Switch filed a voluntary dismissal of the energy litigation lawsuit with the U.S. District Court for the District of Nevada.

Impact Fee Expense

On September 30, 2016, Switch filed its application with the PUCN to become an unbundled purchaser of energy, capacity, and/or ancillary services from a new provider of electric resources. The application was approved on December 28, 2016 and Switch elected to pay the impact fee to NV Energy, the Company’s energy provider through May 31, 2017, of $27.0 million in a lump sum by the earlier of August 1, 2017 or the date by which Switch is able to secure all necessary rights and contracts, including its Network Integration Transmission Service agreements with NV Energy and other compliance items. As there is no future economic benefit to the Company from the impact fee, it was recognized as an expense within impact fee expense during the year ended December 31, 2016

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

in the consolidated statements of comprehensive income. The Company paid the accrued impact fee of $27.0 million on May 31, 2017 and became an unbundled purchaser of energy on June 1, 2017 (Note 15).

Self-Insurance Reserves (Unaudited)

Effective January 1, 2017, the Company is self-insured for various levels of employee health coverage. Insurance reserves include accruals for estimated settlements for known claims, as well as accruals for estimates of incurred but not reported claims. As of March 31, 2017, the estimated liabilities for unpaid and incurred but not reported claims totaled $292,000 (unaudited), which is included within accrued expenses on the consolidated balance sheet.

10. Equity-Based Compensation

2005 Common Membership Unit Plan

In 2005, the Company established the 2005 Common Membership Unit Plan (the “Unit Option Plan”) for the purpose of attracting and retaining the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company’s business.

All options granted under the 2005 Option Plan are intended to be treated as non-statutory unit options under the Internal Revenue Code of 1986, as amended. The term of each option shall be the term stated in the option agreement; provided, however, that the term shall be no more than ten years from the date of grant.

Options exercised under the plan provide the purchaser with full rights equivalent to those of existing members and holders as of the date of exercise. Since the inception of the plan through December 31, 2016, members have exercised or exchanged 21,383,000 unit awards.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The unit option activity under the Unit Option Plan is summarized as follows (number of units in thousands) as of:

	Number of Units	Weighted Average Exercise Price per Unit	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1) (In thousands)
Unit options outstanding—December 31, 2014	6,752	$2.07
Unit options exercised	(2,575)	2.00
Unit options settled	(3,536)	2.04

Unit options outstanding—December 31, 2015	641	2.52	4.73	$1,930
Unit options exercised	(119)	(2.67)
Unit options settled	(160)	(2.67)
Unit options forfeited	(195)	(2.67)

Unit options outstanding—December 31, 2016	167	2.09	1.75	939

Unit options outstanding—March 31, 2017 (unaudited)	167	$2.09	1.50	$1,446

Unit options vested and exercisable—December 31, 2015	167	$2.09	2.75	$574

Unit options vested and exercisable—December 31, 2016	167	$2.09	1.75	$939

Unit options vested and exercisable—March 31, 2017 (unaudited)	167	$2.09	1.50	$1,446

(1)	The intrinsic value is calculated as the difference between the fair value of the unit on December 31, 2015 and 2016 and March 31, 2017 and the exercise price of the option.

The number and weighted average grant date fair value for options granted and outstanding are as follows (number of units in thousands) as of:

	Number of Nonvested Options Outstanding	Weighted Average Grant Date Fair Value per Option
Nonvested unit options outstanding—December 31, 2014	1,398	$0.93
Options vested	(924)	0.90

Nonvested unit options outstanding—December 31, 2015	474	0.97
Options forfeited	(195)	0.97
Unit options vested	(279)	0.97

Nonvested unit options outstanding—December 31, 2016 (unaudited)	—	$—

There were no nonvested unit options outstanding as of March 31, 2017 (unaudited).

On February 20, 2015, the Company settled the outstanding notes receivable issued to members including accrued interest of $18.3 million by repurchasing 4,286,000 units from certain of its members. Additionally, the Company permitted employees holding 4,293,000 options to exercise their options by net share settling the exercise price through a repurchase of 2,433,000 units from those employees.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition, on November 20, 2015, the Company permitted employees holding 1,758,000 options to exercise their options by net share settling the exercise price of $3.9 million and related payroll taxes of $1.5 million, for a total value of $5.4 million.

The Company provides the following additional disclosures for unit options for the years ended December 31:

	2015	2016
	(In thousands)
Total fair value of unit options vested	$835	$271
Total aggregate intrinsic value of unit options exercised(1)	$9,098	$601

(1)	The intrinsic value is calculated as the difference between the fair value of the unit on the date of the exercise and the exercise price of the option.

2012 Incentive Unit Awards

In 2012, the Company began issuing incentive unit awards (“Incentive Units”). The Incentive Units contain a hurdle amount (similar to an exercise price) where employees will benefit from any appreciation in the value of their incentive awards above the hurdle amount. The hurdle amount ranged from $4.26 to $5.02 per incentive award issued for the year ended December 31, 2015 and from $5.02 to $7.71 per incentive award issued for the year ended December 31, 2016. There were no incentive units granted during the three months ended March 31, 2017 (unaudited).

The Incentive Unit activity is summarized below (number of units in thousands) as of:

	Number of Units	Weighted Average Hurdle Amount per Unit	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1) (In thousands)
Incentive Units outstanding—December 31, 2014	8,760	$3.53
Incentive Units granted	10,444	4.35
Incentive Units forfeited	(899)	3.71

Incentive Units outstanding—December 31, 2015	18,305	3.99	2.85	$28,235
Incentive Units granted	2,197	6.38
Incentive Units forfeited	(1,109)	5.08

Incentive Units outstanding—December 31, 2016	19,393	4.20	1.98	$68,139
Incentive Units forfeited (unaudited)	(873)	4.62

Incentive Units outstanding—March 31, 2017 (unaudited)	18,520	$4.18	1.67	$121,739

Incentive Units vested—December 31, 2015	1,191	$3.47	1.94	$2,454

Incentive Units vested—December 31, 2016	4,558	$3.97	1.50	$17,053

Incentive Units vested—March 31, 2017 (unaudited)	6,155	$4.07	1.36	$41,105

(1)	The intrinsic value is calculated as the difference between the fair value of the unit on December 31, 2015 and 2016 and March 31, 2017 and the hurdle amount of the Incentive Unit.

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted average hurdle amounts for Incentive Units granted and vested, and the weighted average remaining time to vest for Incentive Units outstanding were as follows (number of units in thousands) as of:

December 31, 2015
Incentive Units Outstanding			Incentive Units Vested
Number of Units	Weighted Average Hurdle Amount	Weighted Average Remaining Contractual Life (Years)	Number of Units	Hurdle Amount
6,510	$3.33	1.91	1,027	$3.33
1,560	4.33	2.64	156	4.33
150	4.67	3.86	8	4.67
8,802	4.26	3.43	—	—
200	4.62	3.46	—	—
1,083	5.02	3.89	—	—

18,305	$3.99	2.85	1,191	$3.47

December 31, 2016
Incentive Units Outstanding			Incentive Units Vested
Number of Units	Weighted Average Hurdle Amount	Weighted Average Remaining Contractual Life (Years)	Number of Units	Hurdle Amount
6,510	$3.33	0.92	1,680	$3.33
1,560	4.33	1.06	954	4.33
150	4.67	2.86	15	4.67
8,325	4.26	2.38	1,692	4.26
200	4.62	3.46	10	4.62
1,066	5.02	3.42	207	5.02
500	5.53	3.04	—	—
260	6.46	3.81	—	—
130	7.26	4.65	—	—
692	7.39	4.32	—	—

19,393	$4.20	1.98	4,558	$3.97

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2017 (unaudited)
Incentive Units Outstanding			Incentive Units Vested
Number of Units	Weighted Average Hurdle Amount	Weighted Average Remaining Contractual Life (Years)	Number of Units	Hurdle Amount
6,510	$3.33	0.68	1,680	$3.33
1,560	4.33	0.81	954	4.33
150	4.67	2.61	15	4.67
7,786	4.26	2.10	3,152	4.26
200	4.62	3.21	10	4.62
757	5.02	3.01	219	5.02
500	5.53	2.79	125	5.53
260	6.46	3.57	—	—
130	7.26	4.40	—	—
667	7.39	4.05	—	—

18,520	$4.18	1.67	6,155	$4.07

The number and weighted average grant date fair value for Incentive Units granted and outstanding are as follows (number of units in thousands) as of:

	Number of Nonvested Incentive Units Outstanding	Weighted Average Grant Date Fair Value per Incentive Unit
Nonvested Incentive Units outstanding—December 31, 2014	7,977	$1.36
Incentive Units granted	10,444	1.18
Incentive Units forfeited	(899)	1.26
Incentive Units vested	(408)	1.36

Nonvested Incentive Units outstanding—December 31, 2015	17,114	1.26
Incentive Units granted	2,197	2.04
Incentive Units forfeited	(1,109)	1.75
Incentive Units vested	(3,367)	1.24

Nonvested Incentive Units outstanding—December 31, 2016	14,835	1.34
Incentive Units forfeited (unaudited)	(873)	0.97
Incentive Units vested (unaudited)	(1,597)	1.05

Nonvested Incentive Units outstanding—March 31, 2017 (unaudited)	12,365	$1.40

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted average assumptions used in estimating the grant date fair value of these units are listed in the table below:

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
Expected volatility	35.1%	39.8%	37.7%	—
Risk-free interest rate	1.4%	1.5%	1.5%	—
Expected term (in years)	3.1	3.7	3.5	—
Dividend rate	1.3%	0.9%	0.9%	—

Total fair value of Incentive Units vested for the years ended December 31, 2015 and 2016 was $555,000 and $4.2 million, respectively. Total fair value of Incentive Units vested for the three months ended March 31, 2016 and 2017 was $2.8 million (unaudited) and $1.7 million (unaudited), respectively.

As of December 31, 2016, the total unit-based compensation cost related to all unvested equity awards not yet recognized, net of estimated forfeitures, totaled $11.6 million. This is expected to be recognized over a weighted-average period of 2.7 years.

As of March 31, 2017, the total unit-based compensation cost related to all unvested equity awards not yet recognized totaled $9.6 million (unaudited). This is expected to be recognized over a weighted-average period of 2.4 years (unaudited).

During the year ended December 31, 2016, the Company awarded 168,655 fully vested common units and recorded $966,000 in equity-based compensation, comprised of 150,895 awards valued at a fair market value of $5.53 per unit and 17,760 awards valued at a fair market value of $7.39 per unit.

During the three-month period ended March 31, 2017, the Company awarded 150,880 (unaudited) fully vested common units at a fair market value of $7.39 per unit (unaudited) totaling $1.1 million (unaudited) in equity-based compensation.

The Company’s total equity-based compensation recognized in the consolidated statements of comprehensive income for the Unit Option Plan, Incentive Units, and fully vested common units was $5.2 million and $5.9 million for the years ended December 31, 2015 and 2016, respectively, and $2.2 million (unaudited) and $2.3 million (unaudited) for the three months ended March 31, 2016 and 2017, respectively.

Total equity-based compensation is allocated as follows for each of the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
	(In thousands)
Cost of revenue	$—	$181	$—	$50
Selling, general and administrative	5,237	5,754	2,208	2,200

Total equity-based compensation expense	$5,237	$5,935	$2,208	$2,250

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11. Fair Value of Financial Instruments

The carrying amounts as of December 31, 2016 and March 31, 2017 for cash, accounts receivable, accounts payable, and long-term debt approximate their estimated fair values due to the short maturity of these instruments, or because the related interest rates approximate current market rates.

Management has elected not to adopt the option available under GAAP to measure any of its eligible financial instruments or other items at fair value. Accordingly, the Company continues to measure all of its assets and liabilities on the historical cost basis of accounting except as otherwise required under GAAP.

12. Net Income Per Unit

The following table sets forth the calculation of basic and diluted net income per unit during the periods presented (in thousands, except unit and per unit data):

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
	(In thousands, except unit and per unit data)
Net income per unit:
Numerator
Net income—basic and diluted	$73,472	$31,368	$16,678	$20,328

Denominator
Weighted-average units outstanding—basic	196,773,458	199,047,070	198,898,170	199,776,051

Net income per unit—basic	$0.37	$0.16	$0.08	$0.10

Denominator
Weighted average units outstanding—basic	196,773,458	199,047,070	198,898,170	199,776,051
Weighted average effect of dilutive securities:
Effect of dilutive options	1,498,228	230,511	349,420	129,065
Effect of unvested incentive units	1,000,583	4,183,839	2,517,437	5,588,156

Weighted average units outstanding—diluted	199,272,269	203,461,420	201,765,027	205,493,272

Net income per unit—diluted	$0.37	$0.15	$0.08	$0.10

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following outstanding units were excluded from the computation of the diluted net income per unit for the periods presented because their effect would have been anti-dilutive. There were no antidilutive options outstanding for the periods presented below.

	Years Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(Unaudited)
Incentive units	4,233,993	533,390	2,442,567	491,450

13. Segment Reporting

The Company’s chief operating decision maker is its Chief Executive Officer. The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. All of the Company’s assets are maintained in the United States. The Company derives a substantial majority of its revenue from sales to customers in the United States, based upon the billing address of the customer. Revenue derived from customers outside the United States were less than 1% of revenue for each period presented.

14. Subsequent Events

Subsequent events through April 28, 2017, the date on which the consolidated financial statements were available to be issued, were evaluated by the Company to determine the need, if any, for recognition or disclosure in its consolidated financial statements.

The Company borrowed $45.0 million in January 2017, $25.0 million in March 2017, and $25.0 million in April 2017 from the Revolving Credit Facility.

On April 5, 2017, the Company purchased approximately 25.1 acres of real property, improvements and personal property located in Storey County, Nevada for a purchase price of $6.2 million.

15. Subsequent Events (Unaudited)

Subsequent events through June 28, 2017, the date on which the consolidated financial statements were available to be issued, were evaluated by the Company to determine the need, if any, for recognition or disclosure in its consolidated financial statements.

In May 2017, the Company borrowed $50.0 million from the Revolving Credit Facility.

The Company paid the accrued impact fee of $27.0 million on May 31, 2017 and became an unbundled purchaser of energy on June 1, 2017.

On June 1, 2017, the Company closed on the purchase of approximately 68.3 acres of land located in Atlanta, Georgia for a purchase price of $2.4 million.

On June 27, 2017, the Company entered into an amended and restated credit agreement with Wells Fargo Bank, National Association, as administrative agent, and certain other lenders, consisting of a $600.0 million term loan facility, maturing on June 27, 2024, and a $500.0 million revolving credit

SWITCH, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

facility, maturing on June 27, 2022, which replaced the Company’s previous Credit Agreement. As of June 27, 2017, the outstanding amounts under the term loan facility and revolving credit facility were $600.0 million and $38.0 million, respectively. The term loan facility and the revolving credit facility each bears interest at either the prime rate plus an applicable margin or LIBOR plus an applicable margin, at the Company’s option, determined according to a grid based on a consolidated total leverage ratio. The interest rates in effect at initial funding were 3.97% for the term loan facility and 3.47% for the revolving credit facility.

On June 28, 2017, the Company closed on the purchase of approximately 16 acres of land located in Atlanta, Georgia for a purchase price of $1.3 million.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Nevada law provides us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to, our best interests or the acts must not have constituted a breach of a fiduciary duty of such officer or director involving intentional misconduct, fraud or a knowing violation of law. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful. Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards. Our amended and restated articles of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by Nevada law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by Nevada law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by Nevada law, against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Switch. At present, there is no pending litigation or proceeding involving a director or officer of Switch regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The registrant has not sold or granted unregistered securities.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada on                 , 2017.

SWITCH, INC.

By:
Name:	Rob Roy
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Rob Roy, Thomas Morton, and Gabe Nacht, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Rob Roy	Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Gabe Nacht	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

Larry Krause	Director	, 2017

Zareh Sarrafian	Director	, 2017

Donald Snyder	Director	, 2017

Tom Thomas	Director	, 2017

Bryan Wolf	Director	, 2017

EXHIBIT INDEX

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Articles of Incorporation of Switch, Inc., to be effective upon the closing of this offering.

3.2*	Form of Amended and Restated Bylaws of Switch, Inc., to be effective upon the closing of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Greenberg Traurig, LLP.

10.1*	Form of Tax Receivable Agreement, to be effective upon the closing of this offering.

10.2*	Form of Registration Rights Agreement, to be effective upon the closing of this offering.

10.3*	Operating Agreement of Switch, Ltd., as currently in effect.

10.4*	Form of Fourth Amended and Restated Operating Agreement of Switch, Ltd., to be effective upon the closing of this offering.

10.5*	Amended and Restated Credit Agreement, dated as of June 27, 2017, by and among Switch, Ltd., as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

10.6*	Amended and Restated Collateral Agreement, dated as of June 27, 2017, by and among Switch, Ltd., as borrower, certain of its subsidiaries and Wells Fargo Bank, National Association, as administrative agent.

10.7*	Amended and Restated Subsidiary Guaranty Agreement, dated as of June 27, 2017, by and among Switch, Ltd., as borrower, certain of its subsidiaries and Wells Fargo Bank, National Association, as administrative agent.

10.8*†	Switch, Inc. 2017 Incentive Award Plan.

10.9*	Form of Indemnification Agreement to be entered into between Switch, Inc. and certain of its directors and officers, to be effective upon the closing of this offering.

10.10*	Standard Industrial Real Estate Lease, dated August 21, 2007, by and between Switch, Ltd. (f/k/a Switch Communications Group L.L.C.) and Beltway Business Park Warehouse No. 3, LLC, as amended by (i) First Amendment to Lease, dated January 25, 2008, (ii) Confirmation of Initial Lease Term and Amendment to Lease, dated April 28, 2008, (iii) Third Amendment to Lease, dated January 21, 2011, (iv) Fourth Amendment to Lease, dated August 9, 2013, and (v) Fifth Amendment to Lease, dated June 21, 2016.

10.11*	Lease Agreement, dated November 4, 2010, by and between Switch, Ltd. (f/k/a Switch Communications Group L.L.C.) and Beltway Business Park Office No. 1, LLC, as amended by (i) First Amendment to Lease, dated April 1, 2011, (ii) Second Amendment to Lease, dated September 25, 2012, and (iii) Third Amendment to Lease, dated February 1, 2014.

10.12*	Lease Agreement, dated April 1, 2011, by and between Switch, Ltd. (f/k/a Switch Communications Group L.L.C.) and Beltway Business Park Office No. 1, LLC, as amended by (i) First Amendment to Lease, dated July 23, 2014, and (ii) Second Amendment to Lease, dated May 27, 2016.

Exhibit number	Description of exhibit

10.13*	Land Lease, dated January 12, 2012, by and between Switch, Ltd. (f/k/a Switch Communications Group L.L.C.) and Beltway Business Park Warehouse No. 4, LLC, as amended by (i) Confirmation of Lease Term and Amendment to Lease, dated February 22, 2013, and (ii) First Amendment to Lease, dated June 21, 2016.

10.14*	Lease Agreement, dated April 24, 2012, by and between InNEVation L.L.C. and Beltway Business Park Office No. 2, LLC, as amended by (i) First Amendment to Lease, dated February 19, 2013, (ii) Second Amendment to Lease, dated March 14, 2013, (iii) Third Amendment to Lease, dated August 20, 2013, (iv) Fourth Amendment to Lease, dated September 1, 2013, (v) Fifth Amendment to Lease, dated January 12, 2015, (vi) Sixth Amendment to Lease, dated January 19, 2015, (vii) Seventh Amendment to Lease, dated November 15, 2015, and (viii) Eighth Amendment to Lease, dated January 17, 2017.

10.15*	Standard Industrial Real Estate Lease, dated November 3, 2014, by and between Switch, Ltd. and Beltway Business Park Warehouse No. 1, LLC.

10.16*	Land Lease, dated June 21, 2016, by and between Switch, Ltd. and Beltway Business Park Warehouse No. 6, LLC, as amended by Confirmation of Lease Term and Amendment to Lease, dated March 22, 2017.

21.1*	List of Subsidiaries of Switch, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP as to Switch, Ltd.

23.2*	Consent of PricewaterhouseCoopers LLP as to Switch, Inc.

23.3*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.